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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HAWK CORPORATION
(Name of Subject Company)

HAWK CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

420089 10 4
(CUSIP Number of Class of Securities)

Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3553
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
(216) 621-6536 (fax)

James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 579-0212 (fax)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.    Subject Company Information

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Hawk Corporation, a Delaware corporation ("Hawk" or the "Company"). The address of the principal executive offices of Hawk is 200 Public Square, Suite 1500, Cleveland, Ohio 44114, and its telephone number is (216) 861-3553.

        (b)    Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A common stock, $0.01 par value per share, of Hawk ("Hawk Common Stock"), including the associated preferred share purchase rights, par value $0.01 per share, of Hawk (collectively, the "Rights"), issued pursuant to the Amended and Restated Rights Agreement, dated as of January 4, 2008, between Hawk and Computershare Trust Company, N.A., as Rights Agent (the "Rights Agent"), as amended by the First Amendment to the Amended and Restated Rights Agreement, dated as of October 14, 2010, between Hawk and the Rights Agent (the "Rights Agreement"). As of the close of business on October 29, 2010, there were 7,759,063 shares of Hawk Common Stock issued and outstanding. The term "Shares" refers to the outstanding shares of Hawk Common Stock, including the Rights, that are subject to the Offer.

Item 2.    Identity and Background of Filing Person

        (a)    Name and Address.    The name, address and telephone number of Hawk, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Hawk's website is www.hawkcorp.com.

        (b)    Tender Offer.    This Schedule 14D-9 relates to a tender offer by HC Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Carlisle" or "Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated November 1, 2010 (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $50.00 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed by Carlisle and the Purchaser with the Securities and Exchange Commission (the "SEC") on November 1, 2010. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 14, 2010 (together with any amendments and supplements thereto, the "Merger Agreement"), among Carlisle, the Purchaser and Hawk. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, the Purchaser will merge with and into Hawk, with Hawk being the surviving corporation (the "Merger" and together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transaction"). Each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares that are held by (i) Hawk, Carlisle, the Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) Hawk stockholders, if any, who properly perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (the "Merger

Consideration"). Upon the effective time of the Merger (the "Effective Time"), Hawk will become a wholly-owned subsidiary of Carlisle. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Tuesday, November 30, 2010, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

        According to the Schedule TO, the address of the principal executive offices of Carlisle and the Purchaser is 13925 Ballantyne Corporate Place, Suite 400, Charlotte, North Carolina 28277, and their telephone number is (704) 501-1100.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Hawk attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), to Hawk's knowledge, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Hawk or its affiliates and (1) Hawk, its executive officers, directors or affiliates, or (2) Carlisle, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Hawk's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with the Purchaser's right pursuant to the Merger Agreement to designate persons to the board of directors of Hawk after such time as the Purchaser accepts for payment and pays for any Shares validly tendered and not properly withdrawn pursuant to the Offer (such time hereinafter referred to as the "Acceptance Time").

        (a)    Arrangements between Hawk and its Executive Officers, Directors and Affiliates.

        Hawk's executive officers and the members of its board of directors may be deemed to have interests in the Transaction that may be different from or in addition to those of Hawk's stockholders generally. These interests may create potential conflicts of interest. Hawk's board of directors was aware of these interests and considered them in reaching its decision to approve the Merger Agreement and the Transaction.

        For further information with respect to the arrangements between Hawk and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings "Principal Stockholders," "Executive Compensation Discussion and Analysis," "Summary Compensation," "Grants of Plan-Based Awards in 2009," "Outstanding Equity Awards at December 31, 2009," "Option Exercises and Stock Vested," "Employment Agreements," "Change in Control Agreements," "Severance Compensation," "Director Compensation," "Certain Relationships and Related Transactions," and "Director Independence."

Cash Payable for Outstanding Shares of Hawk Common Stock Pursuant to the Offer

        As of October 29, 2010, the directors and executive officers of Hawk owned, in the aggregate, 2,845,758 Shares, excluding (1) shares issuable upon exercise of options which are discussed below, (2) Restricted Stock Awards for 6,240 Shares subject to forfeiture provisions which are discussed below, and (3) 60,000 Shares held by the Friction Products Co.'s pension plan of which Messrs. Weinberg, Harbert and Krantz are the trustees and Mr. Gilbride is the plan administrator. If the directors and executive officers were to tender all 2,845,758 Shares and those shares were accepted for purchase and purchased by the Purchaser, then the directors and executive officers would receive an aggregate of

$142,287,900 in cash pursuant to tenders into the Offer. Messrs. Weinberg, Harbert and Krantz have entered into Tender Agreements (as defined and discussed below) with Carlisle and the Purchaser whereby they agreed to tender their Shares in the Offer. Information regarding Shares held by each director and executive officer is further described in the Information Statement under the headings "Principal Stockholders," "Grants of Plan-Based Awards in 2009" and "Outstanding Equity Awards at December 31, 2009."

        The table below sets forth the number of Shares (not including Hawk Stock Options (as defined below) and unvested Restricted Stock Awards (as defined below)), held by the directors and executive officers of Hawk and the amount of cash consideration they will receive for those Shares, assuming that the Effective Time occurred on October 29, 2010.

Directors/Executive Officers	Position	Number of Shares of Hawk Common Stock Owned	Cash Consideration for Shares of Hawk Common Stock Owned ($)
Ronald E. Weinberg	Chairman of the Board and Chief Executive Officer	1,273,998	63,699,900
Norman C. Harbert	Chairman Emeritus of the Board, Founder and Director	1,096,506	54,825,300
Byron S. Krantz	Secretary and Director	283,972	14,198,600
B. Christopher DiSantis	President and Chief Operating Officer	14,200	710,000
Joseph J. Levanduski	Senior Vice President—Chief Financial Officer	40,300	2,015,000
Thomas A. Gilbride	Vice President—Finance and Treasurer	40,438	2,021,900
John T. Bronstrup*	Controller and former Interim Chief Accounting Officer	4,405	220,250
Dan T. Moore, III	Director	47,707	2,385,350
Paul R. Bishop	Director	30,101	1,505,050
Andrew T. Berlin	Director	10,673	533,650
Richard T. Marabito	Director	3,458	172,900

All directors and executive officers as a group**		2,845,758	142,287,900

*
Excludes 100 Shares held by CIBAR partnership of which Mr. Bronstrup is a partner.

**
Excludes 60,000 Shares held by the Friction Products Co. Pension Plan of which Messrs. Weinberg, Harbert and Krantz are trustees and Mr. Gilbride is the plan administrator.

Option Vesting; Treatment of Options

        Pursuant to the Merger Agreement, Hawk will terminate the Hawk Corporation Amended and Restated 2000 Long Term Incentive Plan (the "Hawk 2000 Plan") and the Hawk Corporation 1997 Stock Option Plan (the "Hawk 1997 Plan" and collectively with the Hawk 2000 Plan, the "Hawk Stock Plans") effective as of the Effective Time. In addition, the Merger Agreement provides that, at the Effective Time, (1) each option to purchase shares of Hawk Common Stock (each, a "Hawk Stock Option") outstanding and unexercised will fully vest and be cancelled, and (2) each option holder will be entitled to receive from Hawk in settlement of each option a single lump sum payment equal to the net amount of (i) the product of (A) the excess of the Merger Consideration over the exercise price per share of such option, multiplied by (B) the number of Shares subject to such option (the "Option Spread Value"), less (ii) any tax required to be withheld. All outstanding Hawk Stock Options have an exercise price less than the Offer Price. In connection with the Merger Agreement and at the request of Carlisle, each holder of Hawk Stock Options, including Hawk's directors and executive officers who hold Hawk Stock Options, entered into a letter with Hawk regarding the cancellation of their options in accordance with the terms of the Merger Agreement at the Effective Time (the "Option Cancellation Letters"). In addition, pursuant to the Merger Agreement, Hawk amended the Hawk 1997 Plan and the Hawk 2000 Plan to permit a net-share cashless exercise of Hawk Stock Options and to permit the payment of the Option Spread Value (the "Stock Plan Amendments").

        The summaries of the Option Cancellation Letters and the Stock Plan Amendments above are qualified in their entirety by reference to the Form of the Option Cancellation Letter and the Stock Plan Amendments which are filed as Exhibits (e)(10), (e)(8) and (e)(9) hereto and are incorporated herein by reference.

        As of October 29, 2010, the directors and executive officers of Hawk held, in the aggregate, Hawk Stock Options to purchase 510,845 Shares, including unvested options to purchase 105,001 Shares. Assuming the Effective Time occurred on October 29, 2010, the directors and executive officers holding such Hawk Stock Options would be entitled to an aggregate Option Spread Value equal to $20,853,498. The beneficial ownership of Hawk Stock Options held by each director and executive officer is further described in the Information Statement under the headings "Principal Stockholders," "Grants of Plan Based Awards in 2009" and "Outstanding Equity Awards at December 31, 2009."

        The table below reflects the number of vested and unvested options held by Hawk's directors and executive officers, assuming the Effective Time occurred on October 29, 2010, and reflects the gross amount payable to Hawk's directors and executive officers for the Option Spread Value (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Adjusted Exercise Price Per Share ($)	Option Spread Value from Vested Options ($)	Number of Shares Underlying Unvested Options	Weighted Average Adjusted Exercise Price Per Share ($)	Option Spread Value from Unvested Options ($)	Total Option Spread Value ($)
Ronald E. Weinberg	135,967	3.74	6,289,833	—	—	—	6,289,833
Norman C. Harbert	—	—	—	—	—	—	—
Byron S. Krantz	8,968	3.40	417,909	—	—	—	417,909
B. Christopher DiSantis	122,000	11.43	4,705,880	64,000	15.56	2,204,020	6,909,900
Joseph J. Levanduski	93,117	6.88	4,015,447	21,001	18.24	666,902	4,682,349
Thomas A. Gilbride	34,824	10.45	1,377,278	20,000	16.74	665,120	2,042,398
John T. Bronstrup	—	—	—	—	—	—	—
Dan T. Moore, III	8,968	3.40	417,909	—	—	—	417,909
Paul R. Bishop	2,000	3.40	93,200	—	—	—	93,200
Andrew T. Berlin	—	—	—	—	—	—	—
Richard T. Marabito	—	—	—	—	—	—	—

All directors and executive officers as a group	405,844		17,317,456	105,001		3,536,042	20,853,498

Treatment of Restricted Stock Awards

        Pursuant to the Merger Agreement, each award of restricted Hawk Common Stock granted under the Hawk 2000 Plan (a "Restricted Stock Award"), with respect to which the restrictions have not lapsed, will be vested and no longer subject to such restrictions and will be canceled and converted into and constitute the right to receive the Merger Consideration, less applicable taxes, at the Effective Time.

        As of October 29, 2010, Hawk's directors and executive officers held, in the aggregate, 6,240 unvested Restricted Stock Awards. Assuming the Effective Time occurred on October 29, 2010, the executive officers holding such unvested Restricted Stock Awards would be entitled to the Merger Consideration for each unvested Restricted Stock Award. Information regarding the Restricted Stock Awards is further described in the Information Statement under the heading "Executive Compensation—Amended and Restated 2000 Long Term Incentive Plan."

        The table below sets forth information regarding the unvested Restricted Stock Awards held by Hawk's directors and executive officers as of October 29, 2010, that will be cancelled at the Effective Time in exchange for the right to receive the Merger Consideration. In addition, the table sets forth the applicable cash consideration for the unvested Restricted Stock Awards to which the holders of the Restricted Stock Awards will be entitled to receive at the Effective Time. The table below reflects the number of unvested Restricted Stock Awards held by Hawk's directors and executive officers, assuming the Effective Time occurred on October 14, 2010, and reflects the gross amount payable to Hawk's directors and executive officers for the unvested Restricted Stock Awards (without taking into account any applicable tax withholdings).

	Unvested Restricted Stock Awards	Cash Consideration for Unvested Restricted Stock Awards ($)
Ronald E. Weinberg	—	—
B. Christopher DiSantis	4,000	200,000
Joseph J. Levanduski	1,200	60,000
Thomas A. Gilbride	800	40,000
John T. Bronstrup	240	12,000

Total	6,240	312,000

Accelerated Vesting of Balance in Non-Qualified Deferred Compensation Plan

        The table below sets forth information regarding the accelerated vesting of the balance of each executive officer's account under the Hawk Corporation Non-Qualified Deferred Compensation Plan (the "Hawk NQDC") as of October 29, 2010. Hawk NQDC provides for accelerated vesting in connection with the Merger because the Merger constitutes a change in control of Hawk under the Hawk NQDC.

Acceleration of Vesting of Balance in Hawk NQDC ($)
Ronald E. Weinberg	—
B. Christopher DiSantis	196,142
Joseph J. Levanduski	249,572
Thomas A. Gilbride	211,161
John R. Bronstrup	69,041

Total	725,924

Amendments to Employment Arrangements in connection with the Merger

        Ronald E. Weinberg.    In connection with the Transaction and as a condition to Carlisle's execution of the Merger Agreement, Mr. Weinberg and Carlisle agreed that Mr. Weinberg would no longer have a role with Hawk after the Merger. On October 14, 2010, Hawk, Friction Products Co. and Mr. Weinberg entered into an Amendment to Agreements in connection to his Second Amended and Restated Employment Agreement, dated March 31, 2009, between Hawk, Friction Product Co. and Mr. Weinberg, and his Split-Dollar Agreement, as amended, dated January 23, 1998, between Hawk and Mr. Weinberg, to allow for the reduction of certain benefits under his employment agreement in connection with such termination. Under his employment agreement, Mr. Weinberg would have been entitled to severance totaling approximately $10.9 million ($7.4 million plus approximately $3.5 million for tax adjustments) and medical benefits for the remainder of the term of his agreement through December 31, 2014. Instead and in furtherance of the Transaction, Mr. Weinberg agreed to forego his rights to such severance in return for a significantly reduced severance package (the "Weinberg Amendment"), the final terms of which were not agreed to until October 14, 2010, one week after Hawk and Carlisle reached agreement on the $50.00 per share Offer Price, as follows:

  •
  A $1.6 million severance payment payable immediately following the Effective Time;

  •
  Payment by Hawk of Mr. Weinberg's medical benefits under the existing Hawk medical plans for the 18 months of his COBRA period following the Effective Time;

  •
  Assignment of the Massachusetts Mutual Life policies in the face amounts of $3,800,000 and $271,397, respectively (the "Policies") based on the current cash surrender value of the Policies under Section 10(a) of Mr. Weinberg's split-dollar agreement with Hawk, without any payment from Mr. Weinberg, net of any tax obligations of Mr. Weinberg's arising from this assignment (approximately $781,000); and

  •
  Other benefits, including use of his office and assistant through June 30, 2011.

The Weinberg Amendment will be effective immediately following the Effective Time.

        Norman C. Harbert.    In connection with the Transaction with and as a condition to Carlisle's execution of the Merger Agreement, Mr. Harbert and Carlisle agreed that Mr. Harbert would no longer have a role with Hawk after the Merger. On October 14, 2010, Hawk and Mr. Harbert entered into an amendment to his Senior Advisor Agreement to provide for its termination at the Effective Time (the "Harbert Amendment"), the final terms of which were not agreed to until October 14, 2010, one week after Hawk and Carlisle reached agreement on the $50.00 per share Offer Price. Under the previously existing terms of his Amended and Restated Senior Advisor Agreement, dated December 30, 1998, between Hawk and Mr. Harbert, upon termination of his employment, Mr. Harbert was entitled to continuation of his salary ($418,625) and bonus ($250,000 when last paid for 2009) and the continuation of his medical benefits through the remaining term of his agreement through June 30, 2012. The Harbert Amendment confirmed that upon his termination at the Effective Time, Mr. Harbert will continue to receive his salary, a $250,000 annual bonus and his medical benefits through June 30, 2012. In addition, upon the termination of his employment, Mr. Harbert's Amended and Restated Wage Continuation Agreement, as amended, dated December 31, 2001, between Hawk and Mr. Harbert, and Split-Dollar Agreement as amended, dated January 23, 1998, between Hawk and Mr. Harbert, will automatically terminate and no additional benefits will be due or paid thereunder. Under the terms of his split-dollar agreement, Mr. Harbert can purchase the split-dollar policies at their current cash value within 60 days of his termination. The Harbert Amendment will be effective immediately following the Effective Time.

        Thomas A. Gilbride.    In connection with the Transaction and after Hawk and Carlisle had agreed on the $50.00 per share Offer Price, Carlisle agreed that Hawk could enter into a letter agreement with Mr. Gilbride, dated October 14, 2010, that provides that Mr. Gilbride cannot be terminated (except for cause) prior to July 2, 2011 (the "Gilbride Letter"). If Mr. Gilbride is employed by Hawk's wholly-owned subsidiary, Friction Products Co., through July 2, 2011, his right to full participation in Friction Product Co.'s pension plan will fully vest. The letter agreement with Mr. Gilbride will be effective immediately following the Effective Time.

        John T. Bronstrup.    On August 19, 2010, Hawk and Mr. Bronstrup, the former interim chief accounting officer and current controller of Hawk, entered into a change of control agreement (the "Bronstrup Agreement") pursuant to which Mr. Bronstrup will be entitled to a payment equal to one year's salary in the event that Mr. Bronstrup is terminated within three years following a change in control of Hawk. In addition, if Mr. Bronstrup is terminated pursuant to the Bronstrup Agreement and he elects continuation of coverage under COBRA, Hawk will pay 100% of his COBRA premiums for 12 months following the month of his termination.

        Pursuant to the change in control agreements for Hawk's executive officers other than Mr. Weinberg, if such officer's employment is terminated in connection with a change in control of Hawk within three years of such change in control, he will be entitled to receive cash equal to 2.99 times the prior two year average of his base salary and bonus as well as continuing medical benefits for a period of three years. Additional information regarding the severance arrangements between Hawk and all of its executive officers is set forth in Hawk's Information Statement, including under the headings "Change in Control Agreements" and "Employment Agreements."

        This summary and description is qualified in its entirety by reference to the Weinberg Amendment, the Harbert Amendment, the Gilbride Letter and the Bronstrup Agreement, which are filed as Exhibits (e)(11), (e)(12), (e)(13) and (e)(14) hereto and are incorporated herein by reference.

Potential Severance Payments Upon Termination

        The following table sets forth an estimate of the potential severance payments and an estimate of health insurance benefits continuation to Hawk's executive officers if their employment is terminated following the Effective Time, assuming such termination occurred as of October 29, 2010, and assuming the effectiveness on that date of the Weinberg Amendment but not giving effect to the Gilbride Letter.

	Severance Payments for Termination in connection with a Change in Control ($)		Health Insurance Benefits Continuation ($)
Ronald E. Weinberg	2,381,000	(1)	14,455
B. Christopher DiSantis	1,988,350		39,455
Joseph J. Levanduski	1,360,450		39,455
Thomas A. Gilbride	904,849		15,741
John T. Bronstrup	165,000		12,273

Total	6,799,649		121,379

(1)
Includes estimate of cash value of assignment of the Policies and the related tax payments.

        In addition, following termination of employment, certain of our executive officers will receive payment of retirement benefits under the Friction Products Co. Pension Plan. The value of those benefits as of December 31, 2009, is set forth in the Information Statement under the section entitled "Pension Benefits."

Success Bonuses to Executive Officers

        On October 14, 2010, the compensation committee of Hawk's board of directors approved success bonuses for its executive officers in connection with the Transaction, as set forth in the following table. These success bonuses are in addition to any 2010 bonuses to be paid under the Hawk Corporation Annual Incentive Compensation Plan. The success bonus amounts will not be due or payable, and will not be paid until after the Effective Time.

Ronald E. Weinberg	$—
B. Christopher DiSantis	$400,000
Joseph J. Levanduski	$200,000
Thomas A. Gilbride	$90,000
John T. Bronstrup	$50,000

Total	$740,000

Additional Payments to Executive Officers

        On October 14, 2010, Hawk's compensation committee approved additional payments for its executive officers, as set forth in the following table. These additional payments are in addition to the success bonuses and any 2010 bonuses to be paid under the Hawk Corporation Annual Incentive Compensation Plan. These additional payments will not be due or payable, and will not be paid until after the Effective Time.

Ronald E. Weinberg	$107,000
B. Christopher DiSantis	$1,000,000
Joseph J. Levanduski	$300,000
Thomas A. Gilbride	$100,000
John T. Bronstrup	$40,000

Total	$1,547,000

Tender and Voting Agreements and Redemption of Series D Preferred Stock

        Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Carlisle entering into the Merger Agreement, three holders of Shares, namely, Messrs. Weinberg, Harbert and Krantz, each entered into a Tender and Voting Agreement with Carlisle and the Purchaser (the "Tender Agreements"). Pursuant to the Tender Agreements, each of Messrs. Weinberg, Harbert and Krantz has agreed, among other things, (1) to tender all of his Shares in the Offer, (2) in the event a vote of Hawk's stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, he will vote all of his Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith, and (3) to consent to the redemption by Hawk of all of his shares of Hawk's Series D preferred stock, par value $0.01 per share (the "Series D Preferred Stock"). As of October 29, 2010, Messrs. Weinberg, Harbert and Krantz own, in the aggregate, approximately 34% of the currently outstanding Shares on a fully-diluted basis. Messrs. Weinberg, Harbert and Krantz together own 100% of the Series D Preferred Stock.

        During the term of the Tender Agreements, except as otherwise provided therein, Messrs. Weinberg, Harbert and Weinberg agreed not to (1) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of owned Shares or owned shares of the Series D Preferred Stock (any such action, a "Transfer"), provided that nothing in the Tender Agreements will prohibit (a) the exercise by any of Messrs. Weinberg, Harbert and Krantz of any Hawk Stock Options to purchase shares of Hawk Common Stock or (b) any Transfer with the prior written consent of Carlisle and the Purchaser, (2) grant any proxies or powers of attorney, deposit any owned Shares or owned shares of the Series D Preferred Stock into a voting trust or enter into a voting agreement with respect to any owned Shares or owned shares of the Series D Preferred Stock, (3) take any action that would cause any representation or warranty of each of Messrs. Weinberg, Harbert and Weinberg contained in the Tender Agreements to become untrue or incorrect or have the effect of preventing or disabling the Supporting Stockholder from performing his obligations under the Tenders Agreement, or (4) commit or agree to take any of the foregoing actions.

        Each of Messrs. Weinberg, Harbert and Weinberg agreed not to exercise any rights of appraisal which may arise with the Merger.

        Each of Messrs. Weinberg, Harbert and Weinberg agreed that at any meeting of the stockholders of Hawk, however called, or any adjournment or postponement of such meeting, he will be present (in person or by proxy) and vote (or cause to be voted) all of the owned Shares (to the extent the Shares are not purchased in the Offer) and all of the owned shares of the Series D Preferred Stock (to the extent not redeemed by Hawk), and cause to be voted any shares of Hawk Common Stock or the Series D Preferred Stock with respect to which he holds the right to direct the voting pursuant to the Tender Agreements (the "Beneficial Voting Rights Shares"):

        (a)   in favor of adoption of (1) the Merger Agreement and all the transactions contemplated by the Merger Agreement, including the Merger, and (2) any other matter that is required to facilitate the consummation of the transactions contemplated by the Merger Agreement and, in connection with the Merger Agreement, to execute any documents which are necessary or appropriate in order to effectuate the foregoing; and

        (b)   against (1) any Acquisition Proposal and any agreement or arrangement related to such Acquisition Proposal, and (2) any action or agreement that would impair the ability of Carlisle and the Purchaser to complete the Offer or the Merger, or the ability of Hawk to consummate the Merger, in any material respect or that would otherwise be inconsistent with or prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement in any material respect.

        Each of Messrs. Weinberg, Harbert and Weinberg irrevocably granted to, and appointed, Carlisle and any designee of Carlisle and each of Carlisle's officers, as his attorney, agent and proxy with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder's voting rights with respect to owned Shares, the Owned Preferred Shares (as defined in each Tender Agreement) and the Beneficial Voting Rights Shares, to vote all the Owned Common Shares and the Owned Preferred Shares (as defined in each Tender Agreement) or grant a consent or approval, at any meeting of the stockholders of Hawk and in any action by written consent of the stockholders of Hawk, until the earlier of (a)(1) the Acceptance Time (with respect to Shares) or (2) the Effective Time (with respect to the Series D Preferred Stock) or (b) the date of termination of the Merger Agreement.

        Each Tender Agreement terminates upon the earliest to occur of (1) the termination of the Merger Agreement in accordance with its terms or (2) the Effective Time.

        Each of Messrs. Weinberg, Harbert and Weinberg entered into the Tender Agreement solely in his capacity as the owner of his Shares (beneficially and in any other capacity) and nothing therein in any way limits or affects any actions taken by each of Messrs. Weinberg, Harbert and Weinberg in his capacity as a director or officer of Hawk or any Hawk subsidiary.

        In accordance with the Merger Agreement, immediately prior to the Acceptance Time, Hawk will redeem all of the Series D Preferred Stock in accordance with Section 8 of Hawk's Certificate of Designation of the Series Preferred Stock. Under the terms of the Certificate of Designation of the

Series D Preferred Stock, the holders of the Series D Preferred Stock are entitled to $1,000 per share in connection with the redemption, plus any accrued but unpaid dividends.

        This summary and description is qualified in its entirety by reference to the Tender Agreements, which are filed as Exhibits (e)(4), (e)(5) and (e)(6) hereto and are incorporated herein by reference.

        The table below reflects the ownership and redemption value of the Series D Preferred Stock assuming the Effective Time occurred on October 29, 2010, excluding accrued but unpaid dividends.

	Number of Shares of Series D Preferred Stock	Redemption Value of Series D Preferred Stock ($1,000 per share) ($)
Ronald E. Weinberg	689	689,000
Norman C. Harbert	689	689,000
Byron S. Krantz	152	152,000

Total	1,530	1,530,000

Summary of Certain Payments and Benefits Relating to the Offer

        As if the Effective Time occurred on October 29, 2010, the table below contains a summary of the value of material payments and benefits payable to Hawk's directors and executive officers described in this section under the heading "—Arrangements between Hawk's Executive Officers, Directors and Affiliates." The table includes the value of Hawk Common Stock owned assuming the executive officers tender all of their Shares, including all Shares underlying their vested Restricted Stock Awards, the Option Spread Value for their Hawk Stock Options, cash consideration for their unvested Restricted Stock Awards, the value of potential severance payments, success bonuses and additional payments, acceleration of the vesting of their accounts in Hawk's NQDC, and the redemption value of their shares of Series D Preferred Stock. Amounts shown in the table are estimates. All severance amounts assume termination of employment on October 29, 2010, and are based on each executive officer's compensation pursuant to their severance agreement (including the Weinberg Amendment for Mr. Weinberg and the Harbert Amendment for Mr. Harbert but notwithstanding the Gilbride Letter for Mr. Gilbride). These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement, and may materially differ from these estimates.

Name	Cash Consideration for Shares of Hawk Common Stock Owned including Vested Restricted Stock Awards $	Total Option Spread Value (Vested and Unvested) $	Cash Consideration for Unvested Restricted Stock Awards $	Total Severance Payments including Health Insurance Benefits Continuation $	Success Bonus and Additional Payment* $	Acceleration of Vesting of Balance in Hawk NQDC $	Redemption Value of Series D Preferred Stock $	Total $
Ronald E. Weinberg	63,699,900	6,289,833	—	2,395,455	107,000	—	689,000	73,181,188
Norman C. Harbert	54,825,300	—	—	1,088,732	—	—	689,000	56,603,032
Byron S. Krantz	14,198,600	417,909	—	—	—	—	152,000	14,768,509
B. Christopher DiSantis	710,000	6,909,900	200,000	2,027,805	1,400,000	196,142	—	11,443,847
Joseph J. Levanduski	2,015,000	4,682,349	60,000	1,399,905	500,000	249,572	—	8,906,826
Thomas A. Gilbride	2,021,900	2,042,398	40,000	920,590	190,000	211,169	—	5,426,057
John T. Bronstrup	220,250	—	12,000	177,273	90,000	69,041	—	568,564
Dan T. Moore, III	2,385,350	417,909	—	—	—	—	—	2,803,259
Paul R. Bishop	1,505,050	93,200	—	—	—	—	—	1,598,250
Andrew T. Berlin	533,650	—	—	—	—	—	—	533,650
Richard T. Marabito	172,900	—	—	—	—	—	—	172,900

All directors and executive officers as a group	142,287,900	20,853,498	312,000	8,009,760	2,287,000	725,924	1,530,000	176,006,082

*
These amounts are in addition to any 2010 bonuses to be paid under Hawk's Annual Incentive Compensation Plans.

Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Hawk has included in its Second Amended and Restated Certificate of Incorporation, as amended (the "Charter"), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under the DGCL.

        The Merger Agreement provides that for six years after the Effective Time, Carlisle will cause the surviving corporation to, and the surviving corporation will, (1) maintain in effect the provisions in the Charter and Hawk's Amended and Restated By-laws in existence on the date of the Merger Agreement ("By-laws") regarding the elimination of liability of directors, indemnification of directors, officers, employees or agents of Hawk and its subsidiaries, or any of them who act as a fiduciary under any of the Hawk employee benefit plans, and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the Charter and the By-laws and (2) defend and hold harmless each current or former director and officer of Hawk from and against all costs and expenses (including reasonable attorneys' fees and costs of investigation), losses, claims, damages, liabilities, judgments and fines as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions before or at the Effective Time, to the fullest extent permitted by law, subject to any provisions in the Charter and the By-laws.

        The Merger Agreement further provides that for six years after the Effective Time, Carlisle will cause the surviving corporation to maintain in effect the current level and scope of directors' and officers' liability insurance coverage as set forth in Hawk's insurance policies in place covering its directors and officers from loss arising from the performance of their duties with or on behalf of Hawk (the "D&O Insurance") for the benefit of Hawk's directors and officers that are insured under the D&O Insurance, but only to the extent related to actions and omissions prior to the Effective Time; provided, however, that in no event will Carlisle or the surviving corporation be required to expend an aggregate amount in excess of 200% of the annual premium currently payable by Hawk with respect to the D&O Insurance. The Merger Agreement provides further that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds 200% of the annual premium currently payable by Hawk, Carlisle will maintain as much coverage as is reasonably practicable for such amount. Carlisle will have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year "tail" policy on terms and conditions no less advantageous than the D&O Insurance.

Representation on the Board of Directors

        Upon the Acceptance Time and subject to applicable laws and regulations of the NYSE Amex, the Merger Agreement provides that, the Purchaser will be entitled to designate the number of directors on Hawk's board that will give the Purchaser representation on Hawk's board equal to at least that number of directors (rounded up to the next whole number) that is the product of (a) the total number of directors on Hawk's board of directors (giving effect to the directors elected or designated by Carlisle pursuant to this sentence) multiplied by (b) the percentage that (i) the aggregate number of Shares then beneficially owned by Carlisle and the Purchaser bears to (ii) the total number of Shares then issued and outstanding. Hawk has agreed to use its reasonable best efforts to enable the Purchaser's designees to be elected or designated to the board of directors and reasonable best efforts, if requested by Carlisle or the Purchaser, to seek and accept resignations of incumbent directors and/or to increase the size of the board of directors, to enable the Purchaser's designees to be designated to the board of directors. From and after the Acceptance Time, to the extent requested by Carlisle, Hawk must also cause the individuals designated by the Purchaser to constitute the number of members

(rounded up to the next whole number), as permitted by applicable law and the Amex rules, on each committee of Hawk's board of directors and each board of directors of each Hawk subsidiary and each committee of such board that represents at least the same percentage as individuals designated by the Purchaser represent on Hawk's board, except with respect to each board of directors (or similar body) of each Hawk subsidiary domiciled outside of the U.S., Hawk will use its reasonable best efforts to cause the individuals designated by Carlisle to constitute at least the same percentage as on Hawk's board of directors that represents at least the same percentage as individuals designated by the Purchaser represent on the board of directors.

        After the election or appointment of Carlisle's designees to Hawk's board of directors, the affirmative vote of a majority of the directors of Hawk then in office who were not designated by Carlisle or the Purchaser will be required for Hawk to:

  •
  amend or terminate the Merger Agreement;

  •
  extend the time for performance of any obligation or action by Carlisle or the Purchaser under the Merger Agreement;

  •
  waive or exercise any of Hawk's rights under the Merger Agreement;

  •
  amend of Hawk's Charter or By-laws; or

  •
  take any action that would prevent or materially delay the consummation of the Merger.

        The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated by reference.

Employee Benefit Matters

        The Merger Agreement provides that Carlisle will honor in accordance with their terms all Hawk employee benefit plans and certain employment and severance agreements and all accrued benefits vested thereunder and that, for twelve months following the Effective Time, Carlisle will provide or cause to be provided to employees of Hawk and its subsidiaries who continue employment with Hawk or any of its affiliates after the Effective Time (each, a "Hawk Employee") employee benefits that are substantially comparable, in the aggregate, to those benefits currently provided by Hawk and its subsidiaries (except with respect to benefits offered pursuant to an equity-based plan and severance benefits). Carlisle also agreed that if the Effective Time occurs on or before December 31, 2010, any Hawk Employee as of the Effective Time shall be deemed, solely for the purposes of certain Hawk employee benefit plans, to be employed by Hawk or a Hawk subsidiary as of December 31, 2010, and any payments required to be made to such employees under benefit plans as of December 31, 2010, will be made. After January 1, 2011, Carlisle will be under no obligation to retain any employee or group of Hawk Employees other than as required by applicable law or by an employment agreement.

        For the purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Carlisle and its subsidiaries (including the surviving corporation) (the "Carlisle Plans"), Carlisle will, or will cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with Hawk and its affiliates of each person who is an employee or former employee of Hawk or its subsidiaries immediately prior to the Effective Time as service rendered to Carlisle or its subsidiaries. Hawk Employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the closing of the Merger occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. Carlisle will also cause each Carlisle Plan in which Hawk Employees participate to waive any preexisting condition that was waived under the terms of any Hawk employee benefit plan immediately prior to the Effective Time or waiting period limitation that would otherwise be applicable to a Hawk Employee on or after the Effective Time. In addition, following the Effective Time, Carlisle will recognize any accrued but unused vacation and sick leave time of Hawk Employees under the Hawk employee benefit plans.

        This summary regarding employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Section 16 Matters

        Hawk's board of directors has taken steps to cause any dispositions of Shares or Hawk Stock Options in connection with the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

        (b)    Arrangements with the Purchaser and Carlisle and its Affiliates.

Merger Agreement

        In connection with the Transaction, Hawk, Carlisle and the Purchaser entered into the Merger Agreement (which includes the grant of an irrevocable top-up option to the Purchaser, which is exercisable under certain conditions following the Acceptance Time (the "Top-Up Option")). The summary of the material provisions of the Merger Agreement, including the material terms of the Top-Up Option, contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that Hawk, Carlisle and the Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Hawk delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Hawk's public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Hawk, Carlisle, the Purchaser or any of their respective affiliates.

Confidentiality Agreement

        On July 30, 2010, Carlisle entered into a confidentiality agreement with Harris Williams & Co. ("Harris Williams") on behalf of Hawk (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, Carlisle agreed that, subject to certain exceptions, any information regarding Hawk and its subsidiaries and affiliates furnished to Carlisle or to its representatives would be used by Carlisle and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction with Hawk and would be kept confidential, except as provided in the Confidentiality Agreement. In addition, until the earlier of the consummation of the Merger or two years from the date of the Confidentiality Agreement, Carlisle agreed, subject to certain exceptions, that it would not (1) solicit for hire or employ any officer or senior level person employed by Hawk or any employee of Hawk that became known to Carlisle during its review of the transaction with Hawk, or (2) unless with the prior written consent of Hawk's board of directors:

  •
  acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise, ownership (including, without limitation, beneficial ownership as defined in Rule 13d-3 of the Exchange Act) of any voting securities or direct or indirect rights or options to acquire any voting securities of Hawk or any of its subsidiaries, or of any successor to or person in control of Hawk, any of the assets or businesses of Hawk or any of its subsidiaries or divisions or of any such successor or controlling person or any bank debt, claims or other obligations of Hawk or any rights or options to acquire (other than those currently owned) such ownership (including from a third party);

  •
  seek or propose to influence or control the management or policies of Hawk or to obtain representation on Hawk's board of directors, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of Hawk, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing;

  •
  make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving Hawk or its securities or assets;

  •
  enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing;

  •
  seek or request permission or participate in any effort to do any of the foregoing or make or seek permission to make any public announcement with respect to the foregoing; or

  •
  request Hawk or any of its representatives, directly or indirectly, to amend or waive any of these provisions.

This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

        On October 8, 2010, Hawk executed an exclusivity agreement whereby Hawk agreed to negotiate exclusively with Carlisle from October 8, 2010, to 9:00 a.m. Eastern Time, on October 15, 2010 (the "Exclusivity Agreement").

        This summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

8 3/4% Senior Notes Due 2014 Change of Control Offer

        Hawk currently has $57.1 million in outstanding 8 3/4% Senior Notes Due 2014 (the "Notes") pursuant to an Indenture dated as of November 1, 2004, between Hawk and HSBC Bank USA, National Association (the "Indenture"). Upon the consummation of the Offer, a "Change of Control" as defined under the Indenture will occur, and the holders may require Hawk to repurchase all or a portion of the outstanding notes for cash. The repurchase price will equal 101% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest, to the repurchase date. Pursuant to the terms of the Merger Agreement, Hawk will mail, or cause to be mailed, notice to each holder of the Notes in accordance with the terms of the Indenture describing the Transaction, and that the consummation of the Offer constitutes a "Change of Control" under the Indenture. Pursuant to the Merger Agreement, Carlisle will cause Hawk to have sufficient funds to repurchase any and all Notes that are tendered pursuant to the repurchase offer to allow the Notes to be paid for promptly after the expiration. In addition, beginning November 1, 2010, Hawk has the right to call the Notes at the prices and terms set forth in the Indenture.

Amendment to Rights Agreement

        In connection with the Transaction, Hawk and the Rights Agent, entered into the First Amendment to Rights Agreement, dated as of October 14, 2010 (the "Rights Amendment"). Hawk authorized entry into the Rights Amendment to render the Rights Agreement inapplicable to (1) the approval, execution and delivery of the Merger Agreement, (2) the making and consummation of the Offer (including the acquisition of Shares pursuant to the Offer), and (3) the consummation of the Merger and any other transaction contemplated by the Merger Agreement.

        This summary is qualified in its entirety by reference to the Rights Amendment which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

        (c)    Arrangements among the Purchaser, Carlisle and Certain Executive Officers of Hawk

        Except for the arrangements detailed in Item 3(a)—"Amendments to Employment Arrangements in connection with the Merger" and "Tender and Voting Agreements and Redemption of Series D Preferred Stock," there are no other arrangements between the Purchaser, Carlisle and any executive officers or directors of Hawk.

Item 4.    The Solicitation or Recommendation

        On October 14, 2010, Hawk's board of directors, based upon, among other things, the recommendation of a special committee of independent directors, (1) approved and adopted the Merger Agreement and the Transactions, (2) determined that the Merger Agreement and the Transaction are advisable to, fair to, and in the best interests of, Hawk and the holders of Shares, (3) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and (4) recommended that holders of Shares adopt the Merger Agreement and, if applicable, vote in favor of the Merger. Hawk's board also unanimously approved all actions necessary to exempt the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement from Section 203 of the DGCL and from any state takeover law, including any "fair price," "moratorium," "control share acquisition," "business combination," or other similar statute or regulation, as well as from Hawk's Rights Agreement.

        A joint press release, dated October 15, 2010, issued by Carlisle and Hawk announcing the Offer is filed as Exhibit (a)(5)(C) to this Schedule 14d-9, and a press release, dated October 15, 2010, issued by Hawk announcing the Offer is filed as Exhibit (a)(5)(B) to this Schedule 14D-9, and both are incorporated herein by reference.

        (a)    Background of the Offer

        From time to time, Hawk's board of directors has had discussions regarding the best possible means to increase and realize value for the holders of Hawk Common Stock. In connection with these discussions, Hawk's board has consulted with investment bankers, industry consultants and other advisors. As a result of these discussions and consultations, Hawk's management implemented various strategic initiatives designed to grow the company and increase stockholder value.

        On February 19, 2010, Hawk's board of directors held a regularly scheduled meeting attended by Hawk's executive management and Hawk's outside legal counsel, Kohrman Jackson & Krantz PLL ("KJK"). At this meeting, the board reviewed the annual operating plan for 2010 presented by Hawk's executive management and discussed the company's business, performance and strategic direction, including potential opportunities to improve operational performance and profitability, capitalize on new growth opportunities and maximize stockholder value. An advisory firm retained by Hawk presented its analysis of the key components of stockholder value, including the effects of the Rights Agreement and the Series D Preferred Stock, and how those components impacted the value of Hawk in the public market. The board engaged in an extensive discussion regarding stockholder value.

        From time to time, prior to Hawk's public announcement of the sale process on July 1, 2010, representatives of Hawk and Carlisle engaged in informal, general discussions about their respective businesses and the possibility of engaging in a potential transaction but these discussions never progressed beyond the preliminary discussion stage.

        In preparation for the next regularly scheduled meeting of Hawk's board of directors at the end of May 2010, Mr. Weinberg consulted with other members of Hawk's board of directors in April and determined to begin to interview investment bankers that could serve as a financial advisor if the board of directors were to consider exploring strategic alternatives to enhance stockholder value. During the last two weeks of April 2010, Hawk executed confidentiality agreements with four investment banks and provided confidential information to these banks. During the first three weeks of May 2010, Mr. Weinberg and the other members of executive management met with four investment banks to discuss Hawk's prospects and a potential sale of Hawk. These four investment banks prepared presentations concerning a potential sale of Hawk for Mr. Weinberg to share with the other members of Hawk's board.

        On May 25, 2010, the board held a regularly scheduled board meeting attended by Hawk's executive management and a representative of KJK. At the meeting, Mr. Weinberg updated Hawk's board of directors on the discussions with the four investment banks and provided copies to the board of the presentations from each of these investment banks. Based on the presentation by Harris Williams and Harris Williams' reputation and experience, the board asked Mr. Weinberg to invite Harris Williams to present to them in person at the next meeting of the board. At the May 25 board meeting, the board discussed the possible exploration of strategic alternatives, including a possible sale of the company, and instructed Mr. Weinberg to continue to explore this possibility and report back to the full board.

        During June 2010, Harris Williams met with Hawk's executive management in order to better understand Hawk's business and prospects.

        On June 23, 2010, Hawk publicly raised its guidance for 2010 full year net sales to a range of between $225.0 million to $232.0 million from its previous guidance range of between $200.0 million to $210.0 million, representing an increase of between 30.5% and 34.6% over 2009 revenues of $172.4 million. Hawk also increased its guidance for 2010 full year operating income to a range of between $32.0 million and $35.0 million from its previous guidance of between $23.0 million and $25.0 million, representing an increase of between 91.6% and 109.6% over 2009 operating income of $16.7 million. In addition, Hawk revised its guidance for depreciation and amortization expense to approximately $8.0 million from its previous guidance of approximately $8.5 million and capital spending for 2010 to a range of between $7.0 million and $9.0 million from its previous guidance of between $8.0 million and $10.0 million. Hawk also lowered its effective worldwide tax rate guidance to approximately 35.0% from its previous guidance of approximately 36.0%.

        On June 30, 2010, at a special meeting of Hawk's board of directors attended by Hawk's executive management and a representative of KJK, the board discussed Hawk's June 23rd revised financial outlook for 2010 and Hawk's long-term strategic initiatives. Harris Williams made a presentation to the full board regarding a possible sale of Hawk. The board asked numerous questions about the presentation and discussed a possible sale of Hawk. Harris Williams and Hawk's executive management then left the meeting. After a lengthy discussion, Hawk's board determined that it should commence a sale process in an attempt to increase stockholder value. A representative of KJK advised the directors on their fiduciary duties in connection with such a process. Hawk's board, by unanimous vote, approved the formation of a special committee, comprised of three independent directors, Andrew T. Berlin,

Paul R. Bishop and Richard T. Marabito. The special committee, on behalf of the board, was empowered to:

  •
  explore strategic alternatives, including the possible sale of Hawk, and whether a sale would be in the best interests of Hawk and its stockholders;

  •
  negotiate on behalf of the board in establishing the terms and conditions of any transaction, including the consideration, if any, to be paid to Hawk's stockholders;

  •
  terminate any and all discussions and negotiations with respect to a transaction;

  •
  retain any advisors, including legal counsel and accounting, financial and regulatory advisors, as the special committee determined to be necessary or appropriate to carry out its responsibilities and to enter into on behalf of Hawk such retention letters, contracts, and arrangements with such advisors as it deemed necessary or appropriate;

  •
  approve or disapprove of potential parties to be contacted in any transaction; and

  •
  authorize and approve the payment of all expenses incurred by the special committee, including but not limited to the fees and expenses of such advisors.

        Following the board meeting, the special committee met to retain Harris Williams as its independent financial advisor to assist and advise the special committee.

        On June 30, 2010, the closing price of Hawk Common Stock was $25.45.

        On July 1, 2010, Hawk issued a press release announcing the formation of the special committee, the retention of Harris Williams by the special committee, and Hawk's exploration of strategic alternatives to enhance stockholder value, including a possible sale.

        Harris Williams compiled a list of potential parties to contact in connection with a sale process. The list was compiled based on Harris Williams' knowledge of the market, research of prior transactions, and a review of strategic buyers, financial firms with available funds to complete a transaction and financial firms with a likely interest in companies with the same end markets as Hawk. Harris Williams reviewed this list with the special committee. On July 2, 2010, after consultation with executive management regarding some of the strategic buyers on the list in order to ensure that no potentially sensitive business information would be provided during the initial due diligence process, the special committee approved Harris Williams' list of potential buyers to be contacted.

        During the first two weeks of July 2010, Hawk's executive management and Harris Williams prepared the confidential information memorandum and form of confidentiality agreement to be used in the sale process and reviewed these documents with Hawk's special committee and board of directors and representatives of KJK.

        On July 6, 2010, David Roberts, Carlisle's Chairman and Chief Executive Officer, called Mr. Weinberg to express Carlisle's interest in acquiring Hawk. On July 7, 2010, a representative of Carlisle contacted representatives of Harris Williams to express Carlisle's interest in acquiring Hawk.

        Beginning July 6, 2010, in accordance with the special committee's instructions, Harris Williams contacted 158 potential buyers, including 43 strategic and 115 financial buyers, to explore their interest in a possible acquisition of Hawk. These 158 potential buyers included potential buyers that contacted Harris Williams directly after the public announcement on July 1, 2010, including Carlisle. Seventy-two of these potential buyers, including 10 strategic and 62 financial buyers, negotiated and signed confidentiality agreements and received copies of the confidential information memorandum or, in the case of certain strategic buyers, a shortened form of the confidential information memorandum with sensitive business information removed. In connection with the receipt of the confidential information memorandum, Harris Williams instructed each prospective buyer to submit a preliminary indication of interest in writing by August 10, 2010.

        During the last two weeks of July 2010, Harris Williams contacted several lenders to ascertain the lending market that would be available for potential buyers. Harris Williams believed that having information directly from lenders would enable Harris Williams to advise the special committee with respect to the availability and cost of financing for potential bidders, and thereby assess the capability of bids dependent on financing. Further, Harris Williams believed that having the lending market familiar with Hawk would facilitate the access of potential bidders to the lending market. Hawk signed confidentiality agreements with four lenders.

        On July 30, 2010, Carlisle executed and returned to Harris Williams a confidentiality agreement. Following receipt of the executed confidentiality agreement, Harris Williams delivered a copy of the shortened form of the confidential information memorandum to Carlisle.

        During the month of July and in early August, Harris Williams provided several informal updates to the members of Hawk's special committee on the status of the sale process.

        After interviewing several law firms, on August 9, 2010, the special committee retained Jones Day to serve as its independent legal counsel.

        On August 10, 2010, Hawk received preliminary indications of interest from 12 prospective buyers, including four strategic buyers including Carlisle and eight financial buyers. Each of these parties indicated a per share range of consideration in cash (one included stock) that it would pay to acquire Hawk. The per share ranges of these preliminary indications of interest ranged from a low of $31.50 per share to a high of $45.36 per share. Carlisle's original indication of interest was $35.00 per share in cash. Between August 11 and August 13, 2010, Harris Williams contacted each of these 12 prospective buyers regarding each buyer's preliminary indication of interest. Harris Williams indicated to Carlisle that its bid was in the lower quartile of all bids received, and that, unless Carlisle increased the proposed valuation in its indication of interest, Hawk would not likely permit Carlisle to continue to participate in the process. On August 13, 2010, Carlisle revised its initial indication of interest to $42.00 per share in cash.

        On August 14, 2010, Hawk's special committee held a telephonic meeting attended by representatives of Jones Day and Harris Williams. The special committee also invited Mr. Weinberg and a representative of KJK to attend a portion of the meeting. Harris Williams reviewed the process that had been undertaken to date, including the preliminary indications of interest that had been received. After Mr. Weinberg and the KJK representative departed from the meeting, the special committee authorized Hawk's executive management, with the assistance of Harris Williams, to continue to explore a possible sale transaction with eight of the twelve prospective buyers that had submitted preliminary indications of interest, including Carlisle. The per share ranges of the preliminary indications of interest from these eight prospective buyers ranged from a low of $35.93 to a high of $45.36 per share The preliminary indications of interest from the other four prospective buyers were not competitive, including price and other conditions.

        Between August 20 and September 10, 2010, Hawk's executive management, with representatives of Harris Williams in attendance, made presentations to each of the eight prospective bidders, including Carlisle on September 10, 2010. In connection with these management presentations, each of the eight prospective bidders, including Carlisle, was provided access to an electronic data room containing certain non-public financial, operational and other information about Hawk in order to assist those parties in evaluating a potential acquisition of Hawk. Carlisle and two other potential strategic bidders were given only limited access to the data room to protect trade secrets and other confidential information of Hawk. Six parties (2 strategic and 4 financial) commenced due diligence of Hawk. Based on conversations with Harris Williams and given the apparent range of pricing emerging, the other two potential buyers ceased their participation in the process. Hawk's executive management responded to requests for additional diligence information and participated in numerous telephonic conferences and meetings to respond to questions and other inquiries from the parties.

        On August 27, 2010, at the request of Harris Williams, members of Hawk's and Carlisle's executive management teams participated in a telephone conference call to discuss Carlisle's overall business strategy and how Hawk would fit into Carlisle's plans.

        The special committee met on September 2, 2010, with representatives of Jones Day to review the bid instruction letter to be distributed to the bidders. Representatives of Jones Day discussed with the special committee its fiduciary duties under Delaware law in the context of a potential sale of Hawk. The members of the special committee engaged in a lengthy discussion with, and asked a number of questions of, the representatives of Jones Day regarding the potential sale process and the special committee's fiduciary duties. At the conclusion of the meeting, the special committee authorized Harris Williams to deliver the bid instruction letter to the six parties remaining in the process.

        On September 8 and 9, 2010, the six remaining potential bidders were sent a form merger agreement and bid instruction letter, which instructed each party to make a final written proposal to acquire 100% of the equity of Hawk no later than September 29, 2010. The bid instruction letter indicated that Hawk would consider such matters as it deemed appropriate in evaluating the proposed transaction, including (1) the amount and form of consideration, (2) the structure of the proposed transaction, (3) the timing of the consummation of the proposed transaction, (4) the risk of non-consummation of the proposed transaction, (5) certainty with respect to any proposed financing arrangements and the sources for such financing, and (6) changes made to the form of the merger agreement and other relevant legal considerations. Each party was also instructed to provide a mark-up of the form merger agreement, showing any changes that the bidder proposed to make, by September 27, 2010. The form of merger agreement contemplated a transaction structured as a cash tender offer followed by a merger in order to enable a transaction closing to occur as promptly as possible following the execution of the merger agreement. Due to the currently scheduled termination of existing federal tax rates on capital gains effective December 31, 2010, Hawk's board of directors and special committee desired a closing of a transaction prior to year-end 2010 believing that the value would be significant for long-term Hawk stockholders.

        On Monday, September 13, 2010, Harris Williams received an unsolicited indication of interest from a strategic bidder that expressed an interest in acquiring Hawk. Even though this strategic bidder was initially contacted by Harris Williams in July 2010, the bidder had refused, at that time, to execute a confidentiality agreement and accordingly never had received a confidential information memorandum. In its September 13 letter, this bidder indicated an interest in possibly acquiring Hawk for $35.84 per share.

        On September 14, 2010, Harris Williams again attempted to secure a confidentiality agreement from this bidder. Harris Williams contacted the bidder and never received a response to the request to negotiate a confidentiality agreement.

        From September 14 through September 20, 2010, members of Carlisle's management teams and certain of their advisors visited certain of Hawk's facilities in the United States, Italy and China.

        On September 17, 2010, the special committee held a telephonic meeting attended by representatives of Jones Day and Harris Williams to review the process that had been undertaken to date, including the status of discussions with the parties that had submitted a preliminary indication of interest, including the unsolicited indication of interest. The special committee determined that the unsolicited bidder would not be invited into the bid process since the bidder stated that it would need approximately five weeks to complete due diligence, the proposed purchase price was at the lower end of the range relative to the other indications of interest, and the unsolicited bidder had not executed a confidentiality agreement.

        On September 22, 2010, Hawk issued a press release and raised its guidance for its full year 2010 net sales and operating income from its previous revised guidance issued on June 23, 2010. Hawk increased its guidance for 2010 full year net sales to a range of between $241.0 million and $246.0 million from its previous guidance range of between $225.0 million and $232.0 million. This new guidance range represented an increase of between 39.8% and 42.7% over 2009 net sales of $172.4 million. Hawk also increased guidance for its 2010 full year operating income to a range of between $36.0 million and $39.0 million from its previous guidance range of between $32.0 million and $35.0 million. This new guidance range represented an increase of between 115.6% and 133.5% over 2009 operating income of $16.7 million.

        On September 24, 2010, Hawk posted to the electronic data room a memorandum describing discussions between Hawk's board and each of Mr. Weinberg and Mr. Harbert regarding proposed amendments to their employment agreements with Messrs. Weinberg and Harbert, which amendments would result in lower overall compensation and benefits payable to Messrs. Weinberg and Harbert.

        On September 27, 2010, two parties (Carlisle and Bidder D) submitted mark-ups of the form of merger agreement in accordance with the bid instruction letter. Bidders B, C and E did not submit a mark-up of the form of merger agreement.

        On September 29, 2010, five parties (one party withdrew from the process) submitted proposals for the acquisition of Hawk as follows:

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  Carlisle, a strategic bidder, submitted a written proposal to acquire 100% of Hawk Common Stock for $45.00 per share in cash. Carlisle's proposal described the due diligence that it required to be completed prior to entering into the definitive merger agreement. Carlisle indicated that it had engaged legal counsel and other outside advisors. Carlisle estimated that it could complete its additional diligence within one week, including diligence related to the part of the electronic data room that Carlisle had not yet viewed. Carlisle's proposal was not subject to a financing contingency. Carlisle's mark-up of the form of the merger agreement indicated that Carlisle would require, as a condition of its entry into a definitive merger agreement, (1) that each of Messrs. Weinberg, Harbert and Krantz enter into tender and voting agreements in which each individual would agree to tender all shares of Hawk Common Stock held by him to the Offer and would consent to the redemption of the shares of Hawk Series D Preferred Stock held by him, and (2) that each of Messrs. Weinberg and Harbert enter into an amendment to his employment agreement with Hawk on terms consistent with the memorandum previously posted to the electronic data room.

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  Bidder B, a financial bidder, submitted a written proposal to acquire 100% of Hawk Common Stock for $41.82 per share in cash. The proposal was subject to a financing contingency, as well as completion of due diligence. Bidder B had done some business diligence but had not yet engaged legal counsel or any other outside advisors. The financing commitment letters provided with this proposal were unsigned. Bidder B indicated that as part of its bid, key members of Hawk's current management would receive equity consideration of Bidder B in exchange for some of their Hawk Common Stock, with the remainder to be paid in cash.

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  Bidder C, a financial bidder, submitted a written proposal to acquire 100% of Hawk Common Stock for $40.12 per share in cash. The proposal was subject to a financing contingency and the completion of due diligence. The proposal did not include a financing commitment letter. Bidder C had done some business diligence but had not yet engaged legal counsel or any other outside advisors. Bidder C contemplated a one-step merger process rather than the two-step tender offer and merger process contemplated in the form of the merger agreement distributed by Hawk. Bidder C indicated that as part of its bid, key members of Hawk's current management would receive equity in Bidder C in exchange for some of their Hawk Common Stock, with the remainder to be paid in cash.

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  Bidder D, a strategic bidder, submitted a written proposal to acquire 100% of Hawk Common Stock for $40.00 per share in cash. The proposal was subject to a financing contingency. The financing contingency was dependent not only on the absence of a material adverse change with respect to Hawk, but also the absence of a material adverse change with respect to one of Bidder D's existing subsidiaries that would be used to support the proposed financing. Bidder D submitted executed financing commitment letters with its proposal. Bidder D indicated that it had substantially completed its diligence.

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  Bidder E, a financial bidder, submitted a written proposal to acquire 100% of Hawk Common Stock for $33.00 per share in cash. The proposal was subject to a financing contingency, as well as additional due diligence. Bidder E contemplated employment and retention agreements with Hawk's senior management. Bidder E's letter also contained an alternative proposal in which Hawk would remain public and Bidder E would provide liquidity to certain large stockholders, including the holders of Hawk's Series D preferred stock, namely Messrs. Weinberg, Harbert and Krantz.

        On September 30, 2010, Carlisle submitted to Hawk a draft of the proposed tender and voting agreement referred to in the mark-up of the form of the merger agreement previously submitted by Carlisle.

        On October 1, 2010, representatives of Dorsey & Whitney LLP, legal advisors for Carlisle ("Dorsey"), discussed with representatives of KJK Carlisle's mark-up of the form of merger agreement and the draft tender and voting agreement submitted by Carlisle to Hawk.

        On October 4, 2010, the special committee held a telephonic meeting with representatives of Jones Day and Harris Williams. At the invitation of the special committee, executive management and representatives of KJK attended the meeting. At the meeting, Harris Williams and Hawk's executive management reviewed the status of discussions with the remaining prospective bidders, including Carlisle. Harris Williams provided a detailed comparison of the bids submitted by the five parties. KJK provided a side-by-side comparison of the mark-ups of the draft merger agreements provided by Carlisle and Bidder D. The special committee reviewed and discussed Harris Williams' bid comparison, the side-by-side comparison of the mark-ups of the draft merger agreements provided by Carlisle and Bidder D, and the fact that Bidders B, C and E did not submit a mark-up. The special committee determined that:

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  With respect to Bidder C, even though its price was competitive in comparison to the other bids, Bidder C was at a disadvantage due to its limited amount of diligence, its failure to submit a mark-up of the merger agreement, and the financing contingency for which it did not include commitment letters.

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  The value of Bidder E's offer was not competitive compared to the other offers received.

The special committee determined to proceed with negotiations with Carlisle, Bidder B and Bidder D. Based on Hawk's recently revised financial guidance and continuing improvement in Hawk's performance, the special committee instructed Harris Williams to discuss with Carlisle, Bidder B and Bidder D an increase in their bids in an effort to obtain the highest value for shareholders.

        Between October 5 and October 6, 2010, Harris Williams contacted each of Carlisle, Bidder B and Bidder D and engaged in discussions with them regarding increasing the price per share and other terms of their proposals. Harris Williams informed each of these bidders that, based on Hawk's actual results through September 2010, Hawk believed that it could achieve 2010 full year operating income of $40.4 million, an increase from its previously-disclosed range of $36.0 million to $39.0 million. Representatives of KJK had conversations with representatives of Dorsey, and with legal advisors for Bidder D, regarding the submitted mark-ups of the form of the merger agreement.

        On October 6, 2010, Carlisle submitted a revised proposal to acquire 100% of Hawk Common Stock for $48.00 per share in cash, an increase of $3.00 per share from its September 29, 2010 proposal. Bidder D submitted an updated letter reaffirming its bid to acquire 100% of Hawk Common Stock for $40.00 per share in cash. Bidder B informed Harris Williams that it was not in a position to increase its previously submitted bid of $41.82.

        On October 5, 6 and 8, 2010, representatives of KJK and Hogan Lovells US LLP, Hawk's antitrust counsel, had conversations with Dorsey and legal advisors for Bidder D regarding approvals necessary under U.S. and non-U.S. antitrust laws. Representatives of KJK also had conversations with representatives of Dorsey regarding various provisions in its mark-up of the form merger agreement, including provisions related to non-solicitation and fiduciary duties, conditions upon which the termination fee should be paid, and the offer conditions. Representatives of KJK had conversations with legal advisors for Bidder D regarding the financing commitment and various provisions in its mark-up of the form of the merger agreement, including provisions regarding the financing contingency and reverse break-up fee.

        On October 7, 2010, Hawk's special committee held a telephonic meeting with representatives of Jones Day and Harris Williams and, by invitation of the committee, Hawk's executive management and representatives of KJK, to discuss the revised proposals. Harris Williams detailed for the committee its discussions with Carlisle, Bidder B and Bidder D. At the end of the discussion, the special committee did not believe that the price of $48.00 per share received from Carlisle was the highest price that Carlisle would be willing to pay. In addition, the special committee believed that the $48.00 per share price did not reflect the special committee's view of Hawk's value and future prospects, particularly given the September 22 increase in Hawk's guidance for 2010 and the actual results in September which led Hawk to believe it could achieve full year operating income of $40.4 million. The special committee instructed Harris Williams to contact Carlisle and discuss whether Carlisle would further increase its price per share offer. The special committee also instructed Harris Williams to continue discussions with Bidder B and Bidder D in the event negotiations with Carlisle were not ultimately successful.

        Following the October 7 special committee meeting, Harris Williams informed Carlisle of the special committee's decision not to accept the $48.00 per share proposed price. Later that day, Carlisle submitted to Harris Williams a revised proposal with a price of $50.00 per share in cash. Carlisle's revised proposal was conditioned on it being granted an exclusive negotiating period until October 15, 2010, during which Carlisle would complete its remaining diligence, including review of the items in the electronic data room that it had not yet been given the opportunity to review, and Carlisle and Hawk would complete final negotiations of a definitive merger agreement.

        On October 8, 2010, Hawk's special committee held a telephonic meeting with representatives of Jones Day and Harris Williams and, by invitation of the committee, Hawk's executive management and representatives of KJK. The special committee discussed with Harris Williams and Jones Day the revised $50.00 per share cash proposal received from Carlisle and the exclusivity agreement proposed by Carlisle. The special committee also discussed that Carlisle's offer contained no financing condition and that Carlisle's ability to complete due diligence in one week would enable a transaction to be closed by year end, absent unforeseen events. At the conclusion of the meeting, the special committee, believing the $50.00 per share price was the highest price reasonably available, authorized entering into exclusive negotiations with Carlisle until October 15, 2010, and instructed executive management and Hawk's legal and financial advisors to provide Carlisle with full access to Hawk's electronic data room and to attempt to complete the negotiations of the merger agreement and related documentation.

        On October 8, 2010, Carlisle and Hawk entered into an exclusivity agreement which, among other matters, prohibited Hawk from soliciting or continuing negotiations with any other party until 9:00 a.m.,

Eastern Time, on October 15, 2010. Following the entry into the exclusivity agreement, Hawk granted Carlisle full access to Hawk's electronic data room.

        From October 8 to October 14, 2010, Hawk's executive management responded to Carlisle's additional due diligence requests. Representatives of KJK and Dorsey negotiated the Merger Agreement and related documentation. Carlisle also negotiated Tender Agreements with each of Messrs. Weinberg, Harbert and Krantz pursuant to which each individual agreed (1) to tender all of his shares of Hawk Company Stock in the Offer, (2) in the event a vote of Hawk's stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, to vote all of his shares of Hawk Common Stock (to the extent any such shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith, and (3) to consent to the redemption by Hawk of all of his shares of Series D Preferred Stock. Representatives of KJK and Dorsey also negotiated the amendments to the employment agreements for Messrs. Weinberg and Harbert as entry into these agreements was a condition to Carlisle's execution of the Merger Agreement. In addition, representatives of KJK and Dorsey discussed and agreed upon the letter agreement for Mr. Gilbride. See Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") for more information.

        On October 14, 2010, Hawk's compensation committee held a telephonic meeting with representatives of KJK participating. A representative of KJK described the terms of proposed Weinberg Amendment, the Harbert Amendment and the Gilbride Letter and informed the compensation committee that (1) the entry into the Weinberg Amendment and the Harbert Amendment was a condition to Carlisle's execution of the Merger Agreement, and (2) resulted in a significant decrease in overall value with respect to Mr. Weinberg and resulted in no change in value to Mr. Harbert. The Gilbride Letter resulted in Gilbride's continued employment with Hawk through July 2, 2011, and the full vesting of his right to full participation in Friction Product Co.'s pension plan. The compensation committee also discussed success bonuses and additional payments to be made to Hawk's executive management following the consummation of the proposed Transaction. The compensation committee then adopted a series of resolutions relating to the Transaction, including a resolution approving the arrangements described in the Weinberg Amendment, the Harbert Amendment and the Gilbride Letter and finding these arrangements constituted an "employment compensation, severance or other employment benefit arrangement" that satisfied the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. See Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") for more information on these agreements.

        On October 14, 2010, following the compensation committee meeting, Hawk's board of directors held a special meeting to discuss the proposed acquisition of Hawk by Carlisle. The meeting was also attended by representatives of KJK, Jones Day and Harris Williams. Representatives of KJK advised the board regarding the purpose of the meeting and the decisions before the board of directors with respect to the potential transaction with Carlisle and the sale process generally, including the fiduciary duties of the directors in conducting the sale process and approving any sale transaction. The members of executive management at the meeting provided an overview of Hawk's recent performance and the outlook for the remainder of the year. The board of directors then discussed the terms of the proposed transaction with Carlisle. Harris Williams reviewed its financial presentation with Hawk's board of directors regarding the fairness, from a financial point of view, of the per share price of $50.00 to be received by holders of Hawk Common Stock in the proposed transaction with Carlisle and expressed its oral opinion to the special committee (subsequently confirmed by its written opinion dated October 14, 2010) that, as of the October 14, 2010 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its written opinion, the proposed $50.00 price per share to be received by holders of Hawk Common Stock was fair, from a financial point of view, to holders of Hawk Common Stock (other than shares of Hawk Common Stock owned by Hawk, its executive officers and directors or shares as to which dissenters' rights will be perfected at the close of the

Transaction). You are urged to read the written opinion which is set forth in its entirety in Annex II to the Schedule 14D-9, and the discussion of this opinion in Item 4 of the Schedule 14D-9 under the caption "Opinion of Harris Williams." A representative of KJK reviewed the material terms and conditions of the proposed merger agreement with Carlisle and related documents, including the Tender Agreements, the Rights Amendment, and the approval under Section 203 of the DGCL. KJK also discussed the remaining open items in the merger agreement and potential resolution of these open items. A representative of KJK reviewed the fiduciary duties of the members of Hawk's board of directors in connection with proposed Transaction with Carlisle. A representative from KJK also updated the board regarding the resolutions of Hawk's compensation committee regarding the terms of Weinberg Amendment, the Harbert Amendment and the Gilbride Letter and the bonuses and payments to Hawk's executive management.

        The special meeting of the full board of directors was temporarily adjourned to allow the special committee to convene and further consider Carlisle's $50.00 per share offer. The special committee then conducted a meeting in which all members of the special committee and a representative of Jones Day were present, along with representatives of Harris Williams. After discussion with Harris Williams' representatives regarding their presentation, Harris Williams was excused from the meeting. The representative from Jones Day then reviewed the fiduciary duties of the members of the special committee in connection with the proposed transaction with Carlisle. The members of the special committee and the representative of Jones Day discussed a number of matters including the terms of the draft merger agreement. The special committee discussed the presentation by Harris Williams and the Opinion of Harris Williams. The special committee then unanimously adopted resolutions that (1) the proposed merger agreement with Carlisle was determined to be advisable, fair and in the best interests of Hawk, (2) recommended that the board of directors declare advisable, approve and adopt the proposed merger agreement with Carlisle, and (3) recommends that the board of directors recommend that the stockholders of Hawk accept the Offer and tender their shares of Hawk Common Stock pursuant to the Offer and, if necessary, adopt the merger.

        The meeting of Hawk's entire board then reconvened and the special committee presented its recommendations to the board of directors. Following a thorough discussion and based on the recommendation by the special committee, Hawk's board of directors unanimously (1) approved and adopted the Merger Agreement and the Transactions, (2) determined that the Merger Agreement and the Transaction are advisable to, fair to, and in the best interests of, Hawk and the holders of Shares, (3) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and (4) recommended that holders of Shares adopt the Merger Agreement and, if applicable, vote in favor of the Merger.

        Hawk's board instructed representatives of KJK to continue to negotiate the remaining terms of the merger agreement as discussed in the meeting and to finalize the merger agreement, subject to the final approval of Mr. Weinberg.

        In the evening of October 14, 2010, Hawk, Carlisle and the Purchaser entered into the Merger Agreement. As a condition to the Merger Agreement, Messrs. Weinberg, Harbert and Krantz entered into the Tender Agreements with Carlisle and the Purchaser. A joint press release and a press release by Hawk, each announcing the entry into the Merger Agreement, were issued in the early morning of October 15, 2010.

        On November 1, 2010, the Purchaser commenced the Offer. During the pendency of the Offer, Carlisle has indicated to Hawk that it intends to have ongoing contacts with Hawk and its directors, executive officers and stockholders.

        (b)    Reasons for Recommendation

        In evaluating the Merger Agreement and the Transaction, Hawk's special committee and board of directors consulted with Hawk's executive management, KJK, Jones Day and Harris Williams in evaluating the Merger Agreement and the Transaction, and in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Transaction and to recommend that Hawk's stockholders accept the Offer and tender their shares of Hawk Common Stock pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger. The special committee and the board of directors considered a number of factors, including the following factors and benefits of the Offer and Merger, each of which the special committee and the board of directors believed supported its recommendation:

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  Hawk's Business and Financial Condition and Prospects.  Hawk's special committee's and the board of directors' familiarity with the business, operations, prospects and business strategy of Hawk, and the certainty of realizing in cash a compelling value for the Shares in the Offer compared to the risks associated with the operation of Hawk's business (including the risk factors set forth in Hawk's Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010) in a volatile and unpredictable financial environment.

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  Review of Strategic Alternatives.  Hawk's special committee's and the board of directors' belief, after a review of strategic alternatives, including Hawk's publicly-announced sale process, and discussions with Hawk's executive management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of Hawk than the potential value that might have resulted to Hawk's stockholders from other strategic opportunities reasonably available to Hawk in each case taking into account the potential benefits, risks and uncertainties associated with those opportunities.

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  Risks and Costs of Remaining Independent.  Hawk's special committee's and the board of directors' assessment, after discussions with Hawk's executive management and advisors, of the risks and costs of remaining an independent company, including complying with laws relating to registered companies, relating to the challenges facing the United States economy and the still uncertain worldwide economic outlook, as both impact the demand of Hawk's products from its customers, and the unprecedented volatility and uncertainty of the credit and equity capital markets in the past two years.

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  Solicitation of Other Parties.  Hawk's special committee and board of directors considered the results of the strategic review process conducted by Hawk, with the assistance of Harris Williams, since Hawk's July 1, 2010 announcement that it was considering strategic alternatives to maximize stockholder value. The special committee and the board of directors considered that, during this strategic process, Harris Williams, in connection with a full auction of Hawk, solicited third party interest in a possible transaction with Hawk from 158 potential strategic and financial acquirers, distributed 72 confidential information memorandums and received 12 preliminary indications of interest and five proposals to acquire Hawk, and that Carlisle offered the highest price per share with no financing contingency. The special committee and the board of directors also considered (1) whether parties other than Carlisle would be willing or capable of entering into a transaction with Hawk that would provide value to Hawk's stockholders superior to the Offer Price, (2) the risks of the proposed transaction with Carlisle, and (3) the fact that, under certain circumstances, the board of directors could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to the payment of a termination fee, prior to the purchase of the Shares in the Offer.

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  Negotiations with Carlisle.  Hawk's special committee's and the board of directors' belief based on its negotiations with Carlisle that the Offer Price was the highest price per share for Hawk

    Common Stock that Carlisle was willing to pay and that these were the most favorable terms to Hawk to which Carlisle was willing to agree.

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  Premium to Market Price.  The $50.00 cash price for each share of Hawk Common Stock represented a 97% premium over the closing price of Hawk Common Stock on June 30, 2010, the day before Hawk's July 1, 2010 announcement that it had commenced the process to explore strategic alternatives, and a 2% premium over the closing price of Hawk Common Stock on October 14, 2010, the day before the announcement of the Merger Agreement.

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  Financial Advisor's Fairness Opinion and Related Analyses.  The oral opinion of Harris Williams, delivered on October 14, 2010, to Hawk's special committee and board of directors at a special meeting, and subsequently confirmed by its written opinion dated October 14, 2010, to Hawk's special committee, to the effect that, as of the October 14 date of the meeting and subject to the various assumptions, qualifications and limitations to be set forth in its written opinion, the $50.00 per share of Hawk Common Stock in cash to be received by the holders of Hawk Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of Hawk Common Stock (other than shares of Hawk Common Stock owned by Hawk, its executive officers and directors or shares as to which dissenters' rights will be perfected at the close of the Transaction), and the related financial analyses presented to the special committee and the board of directors by Harris Williams. You are urged to read the written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of that opinion below in this Item 4 under the caption "Opinion of Harris Williams."

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  Ability of Carlisle to Complete the Transaction.  Hawk's special committee and the board of directors considered the fact that Carlisle's offer had no financing contingency and that Carlisle has the financial capability to complete the transaction.

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  Likelihood of Completion.  The belief of Hawk's special committee and the board of directors that the Offer and the Merger likely will be completed on a timely basis, based on, among other things, the absence of a financing contingency, Carlisle's representation that it has sufficient financial resources and commitments to pay the aggregate Offer Price and consummate the Merger, Hawk's and Carlisle's expectation that all necessary regulatory approvals and clearances would be received by year-end 2010, and the limited number of conditions to the Offer and the Merger.

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  Tender Offer Structure.  The Transaction is structured as a tender offer with a second-step merger. The Offer may be completed, and the cash Offer Price can be delivered to Hawk's stockholders, on a prompt basis, before year-end 2010, reducing the period of uncertainty during the pendency of the transaction for stockholders, employees and customers and suppliers of Hawk. Due to the currently scheduled termination of existing federal tax rates on capital gains effective December 31, 2010, Hawk believed that the value to Hawk's stockholders of closing the Offer prior to year-end 2010 would be significant for long-term stockholders from a tax perspective. Stockholders who do not tender their shares of Hawk Common Stock in the Offer will receive in the second-step Merger the same cash Offer Price as paid in the Offer. The special committee and the board of directors considered that the Merger Agreement required all payments in the Merger to be made prior to December 31, 2010.

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  Extension of Offer.  Subject to certain rights to terminate, the Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

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  Cash Consideration.  The consideration paid to holders of shares of Hawk Common Stock in the Offer and Merger is cash, which will provide certainty of value and liquidity to Hawk's stockholders.

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  Terms of the Merger Agreement.  The terms of the Merger Agreement, including the ability of Hawk, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

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  Ability to Withdraw or Change Recommendation.  Hawk's special committee's and the board of directors' ability under the Merger Agreement to withdraw or modify their recommendations in favor of the Offer and the Merger under certain circumstances, including the ability to terminate the Merger Agreement in connection with a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee of $14,500,000.

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  Specific Performance.  Hawk's right under the Merger Agreement to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement, including the consummation of the Offer and the Merger.

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  Reasonableness of Termination Fee.  The termination fee, which constitutes 3.5% of the transaction value (calculated on an "equity value" basis), payable by Hawk to Carlisle in the event of certain termination events under the Merger Agreement and Hawk's special committee's and the board of directors' determination that the termination fee is within the customary range of termination fees for transactions of this type under Delaware law, including recognizing that Carlisle would not be entitled to reimbursement for any expenses it incurred in the Transaction, and the special committee's and the board of directors' belief that agreeing to the termination fee was necessary to induce Carlisle to offer its best price.

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  Availability of Appraisal Rights.  The availability of statutory appraisal rights to Hawk's stockholders who do not tender their shares of Hawk Common Stock in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Hawk Common Stock as determined by the Delaware Court of Chancery.

Hawk's special committee and the board of directors also considered a variety of uncertainties and risks in their deliberations concerning the Merger Agreement and the Transaction with Carlisle, including the Offer and the Merger, including the following:

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  No Stockholder Participation in Future Growth or Earnings.  The nature of the transaction as a cash transaction will prevent Hawk's stockholders from being able to participate in any future earnings or growth of Hawk and stockholders will not benefit from any potential future appreciation in the value of the shares of Hawk Common Stock, including any value that could be achieved if Hawk engages in future strategic or other transactions or as a result of the improvements to Hawk's operations.

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  Taxable Consideration.  The gains from the Offer and the Merger would be taxable to Hawk's stockholders for federal income tax purposes.

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  Effect of Public Announcement.  The effect of a public announcement of the Merger Agreement on Hawk's operations, stock price, customers, suppliers and employees and its ability to attract and retain key personnel.

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  Effect of Failure to Complete Transaction.  If the Offer and the Merger and the Transaction are not consummated, the trading price of the shares of Hawk Common Stock could be adversely affected, Hawk will have incurred significant transaction and opportunity costs attempting to consummate the Transaction, Hawk's business may be subject to disruption, the market's perceptions of Hawk's prospects could be adversely affected and Hawk's directors, officers and other employees will have expended considerable time and effort to consummate the Transaction.

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  Interim Restrictions on Business.  The restrictions in the Merger Agreement on the conduct of Hawk's business prior to the consummation of the Merger, requiring Hawk to operate its business in the ordinary course of business and subject to other restrictions, may affect Hawk's ability to undertake business opportunities that could arise prior to the consummation of the Offer or the Merger.

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  Restrictions on Soliciting Proposals; Termination Fee.  The restrictions in the Merger Agreement on the solicitation of competing proposals and the requirement, under the Merger Agreement, that Hawk pay a termination fee of $14,500,000 if the Merger Agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Hawk prior to the consummation of the Offer and could impact Hawk's ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

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  Potential Conflicts of Interest.  The directors and executive officers of Hawk may have interests in the Transaction, including the Offer and the Merger, that are different from, or in addition to, those of Hawk's stockholders. See Item 3 ("Past Contacts, Transactions, Negotiations and Agreements").

        The foregoing discussion of information and factors considered by Hawk's special committee and the board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transaction, the special committee and the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Rather, the special committee and the board of directors viewed their determinations and recommendations as being based on the totality of information and factors presented to and considered by the special committee and the board of directors. Moreover, each member of the special committee and the board of directors applied his own personal business judgment to the process and may have given different weight to different factors.

        (c)    Intent to Tender

        To Hawk's knowledge after reasonable inquiry, all of Hawk's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares, including Shares underlying their vested Restricted Stock Awards that will no longer be subject to forfeiture provisions, held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Hawk Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Messrs. Weinberg, Harbert and Krantz who in the aggregate own approximately 34% of Hawk Common Stock on a fully-diluted basis, have entered into Tender Agreements with Carlisle to tender their Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        (d)    Certain Financial Projections

        Hawk does not as a matter of course make public projections as to future performance, earnings or other results beyond the current year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading "Opinion of Harris Williams" in this Item 4 of this Schedule 14D-9, Hawk provided to Harris Williams, for use in connection with the rendering of its fairness opinion to the special committee of Hawk's board of directors and performing its related financial analysis, Hawk management's internal non-public five-year financial forecasts regarding Hawk's anticipated future operations (the "Original Projections"). Hawk's executive management also provided the Original Projections to Hawk's board of directors and to the prospective buyers, including Carlisle, in connection with their due diligence review. In September 2010 and October 2010, Hawk revised and updated the Original Projections as actual results for the third quarter became available and updated forecasts for the fourth quarter became available, resulting in corresponding changes to the assumptions underlying such projections (together with the Original Projections, the "Projections") and provided such updated and revised projections to Carlisle.

        The Projections were prepared by, and are the responsibility of, Hawk's executive management. The Projections were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, Hawk's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. Hawk has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Harris Williams for purposes of rendering its opinion and was also provided to Hawk's board of directors and Carlisle. The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Hawk stockholder's decision whether to tender Shares in the Offer.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Hawk's executive management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult to predict and many of which are beyond Hawk's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved are described in Hawk's annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

        There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Hawk, Carlisle, the Purchaser or any of their affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither Hawk, Carlisle, the Purchaser nor any of their affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. None of Hawk, Carlisle or the Purchaser intends to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Hawk, Carlisle, the Purchaser nor any of their affiliates, advisors, officers, directors or representatives has made or makes any representation to any Hawk stockholder or other person regarding the ultimate performance of Hawk compared to the information contained in the Projections or that the Projections will be achieved. Hawk has made no representation to Carlisle or the Purchaser, in the Merger Agreement or any other agreement, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Hawk stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

Projected Financial Information
(dollar amounts are in millions; all amounts are approximate)

	Year Ending December 31,
	2010	2011	2012	2013	2014
June 2010
Net Sales	$232.0	$263.7	$296.4	$325.3	$356.5
Income from Operations	$34.8	$39.5	$44.8	$49.7	$54.5
EBITDA	$43.0	$47.9	$53.8	$59.2	$64.3
EBITDA Adjusted(1)	$49.9	$55.0	$61.5	$67.2	$72.6
September 2010
Net Sales	$246.3	—	—	—	—
Income from Operations	$38.8	—	—	—	—
EBITDA	$46.8	—	—	—	—
EBITDA Adjusted(1)	$54.9	—	—	—	—
October 2010
Net Sales	$251.3	$278.2	$305.3	$333.6	$364.1
Income from Operations	$40.4	$44.7	$49.2	$54.3	$59.2
EBITDA	$48.4	$53.2	$58.1	$63.6	$68.9
EBITDA Adjusted(1)	$56.5	$60.2	$65.8	$71.7	$77.3

(1)
Excludes certain non-recurring expenses such as (i) fees and expenses associated with operating a publicly traded company, (ii) certain expenses with respect to Messrs. Weinberg and Harbert, (iii) salary and benefit expenses, (iv) legal expenses related to current litigation, (v) dues, subscriptions and other charitable contributions, (vi) expenses associated with Hawk's corporate office, and (vii) expenses associated with corporate aircraft.

        (e)    Opinion of Harris Williams

        Harris Williams was asked by the special committee to render an opinion to the special committee as to the fairness, from a financial point of view, of the Offer Price to be received by the public shareholders of Hawk. On October 14, 2010, Harris Williams delivered to the special committee its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations and qualifications contained in its opinion, and other matters Harris Williams considered relevant, the Offer Price to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the public shareholders of Hawk. The October 14, 2010 opinion of Harris Williams is referred to hereinafter in this "Opinion of Harris Williams" section as the "opinion."

        The full text of the opinion, dated October 14, 2010, is attached to this Schedule 14D-9 as Annex II and incorporated into this Schedule 14D-9 by reference. This summary is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken by Harris Williams in arriving at the opinion. The opinion addresses only the fairness, from a financial point of view, of the Offer Price to the public shareholders of Hawk, as of the date of the written opinion, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the Offer and the Transaction.

        The opinion has been approved for issuance by the fairness opinion committee of Harris Williams. The opinion is intended and provided solely for the use of the special committee in its evaluation of the Transaction and for no other purpose. The opinion does not address Hawk's underlying business decision to pursue the Transaction. The opinion does not address the relative merits of the Transaction as compared to any alternative business strategies or alternative prospective purchasers and their potential proposals that might exist for Hawk. In addition, the opinion does not address the fairness of the amount or nature of any compensation to be paid to Hawk's officers, directors and employees in connection with the Transaction relative to the Offer Price to be received by the public shareholders of Hawk. The opinion is not intended to and does not constitute a recommendation to the special committee or any shareholder of Hawk as to how to vote or act with respect to the Transaction (including, without limitation, whether to tender shares of common stock in Hawk in the Offer).

        In arriving at its opinion, Harris Williams has, among other things:

            (i)  relied upon certain due diligence performed by Harris Williams;

           (ii)  reviewed and analyzed, among other things, a draft of the Merger Agreement and other transaction documents referred to therein;

          (iii)  held discussions with certain senior officers, directors, and other representatives of Hawk concerning the business, operations and prospects of Hawk;

          (iv)  examined certain business and financial information relating to Hawk which was provided by Hawk's management, including Hawk's historical and projected earnings, capitalization and financial condition;

           (v)  analyzed certain financial, stock market, and other publicly available information relating to the business of other companies with operations that are generally comparable to Hawk;

          (vi)  considered, to the extent publicly available, the financial terms of certain other mergers and acquisitions which were generally comparable to the Transaction; and

         (vii)  conducted such other analyses and examinations as Harris Williams deemed necessary or appropriate to arrive at its opinion.

        In rendering the opinion, with Hawk's consent, Harris Williams assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information that was used by Harris Williams, including information publicly available or that was furnished to or otherwise discussed with Harris Williams by Hawk, its representatives and its advisors. With respect to financial forecasts and other information provided to or otherwise discussed with Harris Williams by Hawk, its representatives and its advisors, Harris Williams assumed, upon advice of Hawk, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of Hawk and that Hawk will perform substantially in accordance with such forecasts. Harris Williams has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Hawk. Harris Williams has not made comprehensive physical inspection of the properties or assets of Hawk.

        The opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to Harris Williams or as are existing and could be evaluated by Harris Williams as of the date of its opinion. Harris Williams has further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver.

        The following is a brief summary of the analyses performed by Harris Williams in connection with the opinion. This summary is not intended to be an exhaustive description of the analyses performed by Harris Williams but includes a summary of the material factors considered by Harris Williams in rendering the opinion.

        Harris Williams drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its assessments. Each analysis performed is a commonly applied valuation methodology utilized in determining valuations. Although other valuation techniques may exist, Harris Williams believes that the analyses described below, taken as a whole, is the most appropriate methodology for Harris Williams to arrive at its opinion.

Comparison to Publicly Traded Companies

        Harris Williams reviewed and compared publicly available selected financial data and stock trading prices for eleven publicly traded companies chosen by Harris Williams. Harris Williams selected these eleven companies because they were deemed comparable to Hawk as they are manufacturers of critical components for either off-highway applications ("Off-Highway Manufacturers") or aerospace and defense applications ("Aerospace Manufacturers"). The comparable companies selected by Harris Williams are:

Off-Highway Critical Components Manufacturers
Altra Holdings, Inc.	ArvinMentor, Inc.	BorgWarner, Inc.	Carlisle Companies Inc.
Continental AG	Federal-Mogul Corp.	GKN plc
Aerospace & Defense Critical Components Manufacturers
Barnes Group Inc.	Goodrich Corp.	HEICO Corp.	Ladish Co. Inc.

        For each of these comparable companies, Harris Williams obtained the applicable company's expected earnings before interest, taxes, depreciation and amortization for the 12 month period ending December 31, 2010 ("Forward EBITDA"), using the median Forward EBITDA of coverage analysts of that company. Harris Williams then obtained each comparable company's total enterprise value as of October 13, 2010, (based on its market capitalization as of that date) as a multiple of that company's Forward EBITDA.

        Harris Williams calculated a weighted Forward EBITDA multiple (7.5x) by weighting the median Forward EBITDA multiple of the Off-Highway Manufacturers (7.2x) by 85% and the Aerospace Manufacturers (9.3x) by 15%, to reflect the sales distribution of Hawk. Harris Williams then estimated a range of Forward EBITDA multiples around the weighted median Forward EBITDA multiple of comparable companies (6.5x to 8.5x).

        Harris Williams then estimated (1) a range of enterprise values for Hawk ($287.0 million to $375.0 million) by multiplying the endpoints of the Forward EBITDA multiple range by Hawk's Forward EBITDA, estimated as the median consensus of analysts covering Hawk, of $44 million and (2) a range of enterprise values for Hawk ($358.6 million to $468.5 million) by multiplying the endpoints of the Forward EBITDA multiple range by Hawk's EBITDA, as projected by management of Hawk, of $55.0 million.

        Harris Williams adjusted the range of enterprise values for Hawk by appropriate size discount (21.8%) and control premium percentages (24.0%), each based on Harris Williams' reasonable judgment and experience, to arrive at a range of implied equity values based on analyst-derived Forward EBITDA ($280.5 million to $365.9 million) and a range of implied equity values based on management-derived Forward EBITDA ($349.9 million to $456.6 million). These estimated implied equity value ranges corresponded to a per share value of approximately $34.02 to $44.37 based on analyst estimates and $42.44 to $55.37 based on management projections.

        The results of these calculations are set forth in the chart below:

	Implied Equity Value ($1,000s)		Price Per Share
Company Forward EBITDA (as adjusted)	Low	High	Low	High
Based on Analyst Estimates	$280,549	$365,880	$34.02	$44.37
Based on Management Projections	$349,948	$456,560	$42.44	$55.37

        Harris Williams then compared the range of per share values calculated by Harris Williams based on comparable publicly traded companies against the Offer Price to be received by the public shareholders of $50.00 per share.

        No company used in the comparable public company analysis is identical to Hawk. In performing its analyses, Harris Williams made numerous assumptions with respect to industry performance, business and other matters, many of which are beyond the control of Harris Williams or the parties to the Merger Agreement. Mathematical analysis of comparable companies (such as determining medians) in isolation from other analyses is not an effective method of evaluating a transaction.

Comparison to Mergers and Acquisitions

        Harris Williams reviewed and analyzed certain financial data and the purchase price paid in comparable merger and acquisition transactions between January 2007 and June 2010 for which relevant information was publicly available. Harris Williams selected these transactions based on the similarity of certain aspects of the transactions and the companies involved in the transactions relative to the Transaction and Hawk, including transactions involving manufacturers of critical components for off-highway and aerospace and defense applications.

Comparable Transactions

Date	Target Company	Acquirer
June 2010	Vought Aircraft Holdings, Inc.	Triumph Group, Inc.
December 2008	Standard Car Truck Co. Inc.	Westinghouse Air Brake Technologies Corporation
June 2007	K&F Industries Holdings, Inc.	Meggitt-USA, Inc.
May 2007	FastenTech, Inc.	Doncasters Group Limited
May 2007	McKechnie Aerospace DE, Inc.	JLL Partners
March 2007	Argo-Tech Corp.	Eaton Corporation
March 2007	Pacifica Group Pty Limited	Robert Bosch GmbH
January 2007	Metaldyne Corporation	Asahi Tec Corp.

        For each transaction, Harris Williams obtained the total enterprise value of the transaction as a multiple of the target company's EBITDA for the last twelve months ("LTM") from publicly available information. Harris Williams calculated the median multiples of EBITDA for the selected precedent transactions for the LTM, adjusted for differences in the S&P 500 index price at the time of the close of each transaction as compared to the price of the index as of October 13, 2010.

        Harris Williams calculated (1) a range of LTM EBITDA multiples (6.8x to 8.8x) for Hawk around the median LTM EBIDTA multiple (7.8x) of the comparable transactions.

        Harris Williams calculated a range of enterprise values for Hawk ($266.3 million to $344.1 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on Hawk's quarterly report on form 10-Q for the period ended June 30, 2010 ("June 30 10-Q") of $38.9 million, and a range of enterprise values for Hawk ($347.2 million to $448.6 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on updated EBITDA provided by Hawk as of August 31, 2010, of $50.7 million. Adjusted for the Company's net debt position as of June 30, 2010 ($2.3 million) and discounted to reflect the relative size of Hawk to the selected companies (12.8%), these estimated enterprise value ranges corresponded to a per share value of approximately $28.41 to $36.64 for LTM EBITDA based on the June 30 10-Q and $36.96 to $47.69 for LTM EBITDA based on management-provided EBITDA.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on comparable transactions against the Offer Price to be received by the public shareholders of $50.00 per share.

        No transaction utilized in the comparable transaction analysis is identical to the Transaction. In evaluating the transactions, Harris Williams made numerous assumptions with respect to industry performance, business and other matters, many of which are beyond the control of Harris Williams or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

        Harris Williams estimated the value of Hawk based on projected free cash flow estimates. The free cash flow estimates were generated utilizing financial projections for the years ending December 31, 2010 through December 31, 2015 that were prepared and furnished to Harris Williams by Hawk's management. See "Certain Financial Projections" beginning on page 28. Harris Williams did not perform any independent inquiry with respect to the reasonableness of such projections.

        Harris Williams calculated a 12.4% weighted average cost of capital, or discount rate, using the Capital Asset Pricing Model and the median capital structure of the comparable public companies. Harris Williams then applied this discount rate to Hawk's unlevered free cash flow projections and a terminal value for Hawk, based on a 2% perpetuity growth rate, to arrive at an estimated enterprise value. Harris Williams created a range of implied enterprise values for Hawk ($313.3 million to $423.2 million) by adjusting the estimated enterprise value, as referenced in the previous sentence, of Hawk up and down by Hawk's Forward EBITDA. Adjusting these estimated implied enterprise value ranges for the Company's estimated net cash position as of December 31, 2010 ($19.9 million), per the management-provided projected balance sheet, corresponded to a per share value of approximately $40.41 to $53.74.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on its discounted cash flow analysis against the Offer Price to be received by the public shareholders of $50.00 per share.

        While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, perpetuity growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Hawk's present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Leveraged Buyout Analysis

        Harris Williams calculated the enterprise value of Hawk using Hawk's forecasts, publicly available historical information and Harris Williams' own assumptions around transaction and financing costs to estimate the implied purchase price that a hypothetical financial buyer could pay for Hawk.

        Harris Williams assumed debt financing of $233.6 million, consisting of approximately $165.0 million of senior term loans at an 8% interest rate and approximately $68.7 million of mezzanine debt at a 13% interest rate. These interest rates were based on Harris Williams' general knowledge of the debt markets and the debt terms included in the written proposals received by Hawk in its auction process.

        Harris Williams determined the amount of equity investment that would likely be required to achieve generally acceptable returns for equity investors. This equity investment was calculated as $116.5 million based on returns to equity investors of approximately 28.5%, using management's projections. When combined with the assumed debt level, this analysis implied per share values ranging from $36.94 to $50.28.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on its leveraged buyout analysis against the Offer Price to be received by the public shareholders of $50.00 per share.

        Leveraged buyout analysis relies on a number of assumptions, including estimates of the availability and cost of debt and internal rates of return. The valuation derived from the leveraged buyout analysis is not necessarily indicative of Hawk's present or future value or results. Leveraged buyout analysis in isolation from other analyses is not an effective method of evaluating transactions.

Premium Paid Analysis

        Using publicly available information, Harris Williams conducted an analysis of premiums paid in recent change of control transactions. Harris Williams reviewed 63 change of control transactions with a value greater than $200 million involving public companies occurring in the four years prior to the date of the opinion.

        For each of the target companies involved in the change of control transaction, Harris Williams examined the closing stock price one month prior to announcement of the relevant transaction in order to calculate the premium paid by the acquirer over the target's closing stock price at that point in time. Harris Williams then determined the mean premium observed for the change of control transactions over the examined time period and calculated an estimated premium range around that mean. From this analysis, Harris Williams calculated a range of implied equity value per share of Hawk of approximately $23.91 to $37.25.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on its premiums paid analysis against the Offer Price to be received by the public shareholders of $50.00 per share.

        No transaction utilized in the premiums paid analysis is identical to the Transaction. In evaluating the transactions, Harris Williams made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Harris Williams or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Conclusion

        The summary set forth above describes the principal analyses performed by Harris Williams in connection with the opinion delivered to the special committee on October 14, 2010. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Harris Williams was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Harris Williams did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Harris Williams considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Harris Williams believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying the opinion. In performing its analyses, Harris Williams made numerous assumptions with respect to industry performance, business and other matters. Due in part to the inherent unpredictability of industry performance, business conditions and economic conditions, the analyses performed by Harris Williams are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

        Harris Williams' opinion and presentation to the special committee was one of many factors that the special committee took into account in making its decision. Consequently, the analyses described above should not be viewed as determinative of the opinion of the special committee in determining the fairness, from a financial point of view, of the Offer Price to the public shareholders.

Miscellaneous

        Harris Williams has acted as financial advisor to the special committee in connection with the Transaction and will receive a fee for its services that is contingent upon the consummation of the Transaction. Harris Williams has been paid a separate fee for this opinion that is not contingent upon consummation of the Transaction. Additionally, Hawk has agreed to indemnify Harris Williams for certain liabilities and reimburse Harris Williams for any out-of-pocket expenses associated with analyzing the Transaction and rendering the opinion, subject to certain limitations.

        Harris Williams may seek, in the future, to provide financial advisory and financing services to Hawk, Carlisle or entities affiliated with Hawk or Carlisle, for which Harris Williams would expect to receive compensation. In the past two years, Harris Williams has received no compensation from Hawk, Carlisle or any entities affiliated with Hawk or Carlisle other than for financial advisory services provided to the special committee in connection with evaluating the Transaction as described above.

        In the ordinary course of its business, Harris Williams and its affiliates may trade or hold securities of Hawk and/or its affiliates as well as Carlisle and/or its affiliates for Harris Williams and its affiliates' own accounts and for accounts of their customers and, accordingly, may, at any time hold long or short positions in those securities.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        Under Harris Williams' July 1, 2010 engagement letter with the special committee of Hawk's board of directors (see Item 4 above of this Schedule 14D-9), Hawk paid Harris Williams a monthly retainer fee of $25,000 with an initial payment of $50,000, which retainer fees actually paid will not exceed $150,000. If the Offer is consummated, Harris Williams will become entitled to receive a transaction fee of approximately $4.1 million less the retainer fees actually paid. Hawk has also agreed to reimburse Harris Williams for its out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify Harris Williams against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Harris Williams, which are customary in transactions of this nature, were negotiated at arm's length between Hawk and Harris Williams, and both the special committee and the board of directors were aware of the arrangement, including the fact that a significant portion of the fee payable to Harris Williams is contingent upon the completion of the Offer, in requesting the Harris Williams Opinion. Hawk did not have a relationship with Harris Williams prior to the special committee's retention of Harris Williams. For additional information regarding Harris Williams, see Item 4 above.

        Under Harris Williams October 14, 2010 engagement letter with the special committee with respect to the Harris Williams Opinion, Harris Williams was paid a $250,000 fee for rendering the Harris

Williams Opinion, without regard to whether or not the transaction is consummated. The amount of such fee will not be credited against the Transaction fee.

        Except as set forth above, neither Hawk nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Hawk's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Hawk, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company

        No transactions in Hawk Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by Hawk or, to the knowledge of Hawk, by any executive officer, director, affiliate or subsidiary of Hawk, except for non-discretionary distributions with respect to Mr. Harbert's 401(k) account and non-discretionary contributions with respect to Messrs. Gilbride's and Bronstrup's 401(k) accounts.

Item 7.    Purposes of the Transaction and Plans or Proposals

        (a)   Except as set forth in the Schedule TO and this Schedule 14D-9, no negotiations are being undertaken or are underway by Hawk in response to the Offer which relate to a tender offer or other acquisition of Hawk's securities by Hawk, any subsidiary of Hawk or any other person.

        (b)   Except as set forth in the Schedule TO and this Schedule 14D-9, no negotiations are being undertaken or are underway by Hawk in response to the Offer which relate to, or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Hawk or any subsidiary of Hawk, (2) any purchase, sale or transfer of a material amount of assets by Hawk or any subsidiary of Hawk, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Hawk.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information

Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors other than at a meeting of Hawk's stockholders and is incorporated herein by reference.

Top-Up Option

        Pursuant to the Merger Agreement, Hawk granted to the Purchaser the Top-Up Option, exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, that number of shares of Hawk Common Stock (the "Top-Up Option Shares") equal to the number of shares of Hawk Common Stock that, when added to the number of shares of Hawk Common Stock owned by Carlisle, the Purchaser or any subsidiary of Carlisle at the time of the exercise of the Top-Up Option, constitutes at least one share more than 90% of the number of shares of Hawk Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares). The Top-Up Option may be exercised by the Purchaser, only once, at any time during the two-business day period following the Acceptance Time, or if any subsequent offering period is provided, during the two-business day period following the expiration date of such subsequent offering period, and only if the Purchaser owns as of such time more than 75% but less than 90% of the shares of Hawk Common Stock outstanding. However, the Top-Up Option will not be exercisable (1) to the extent the number of shares of Hawk Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved shares of Hawk Common Stock, (2) if any judgment, ruling, order, writ, preliminary or other injunction or decree then in effect will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares, and (3) unless Carlisle or the Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn. The Top-Up Option will terminate upon the earlier to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms. The exercise price for the Top-Up Option will be paid (1) either entirely in cash or (2) by paying in cash an amount equal to not less than the aggregate par value of such shares and by executing and delivering to Hawk a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Any dilutive impact on the value of the Shares as a result of the exercise of the Top-Up Option will not be taken into account in the determination of the fair value of the Shares.

Conditions to the Offer

        The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

        Hawk's board of directors has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer with the consent of Carlisle and without convening a meeting of Hawk's stockholders (a "Short-Form Merger"). If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

        A number of states (including Delaware, where Hawk is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Hawk, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, Carlisle has indicated to Hawk that it does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and Carlisle has indicated to Hawk that it has not complied with any such laws except as described herein. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Carlisle has indicated to Hawk that it believes there are reasonable bases for contesting such laws.

        If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, Carlisle has indicated to Hawk that it will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Carlisle has indicated to Hawk that it may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Carlisle has indicated to Hawk that it may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Carlisle has indicated to Hawk that it may not be obligated to accept for payment or pay for any tendered Shares.

        Delaware.    Hawk is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        In accordance with the provisions of Section 203, Hawk's board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Ohio.    Sections 1707.01, 1707.041, and 1707.042 of the Ohio Revised Code (collectively, the "Ohio Takeover Statutes") regulate tender offers for any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a "Control Bid"). A subject company includes an issuer, such as Hawk, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1.0 million, and that has more than 10% of its beneficial or record equity security holders resident in Ohio, or has more than 10% of its equity securities owned, beneficially or of record, by residents of Ohio, or has 1,000 beneficial or record equity security holders who are resident in Ohio. A subject company, however, need not be incorporated in Ohio.

        The Ohio Takeover Statutes prohibit an offeror from making a Control Bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division of Securities (the "Ohio Division"). In addition, the offeror is required to deliver a copy of such information to the subject company not later than the time of the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of the proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

        Within five calendar days of such filing, the Ohio Division may, by order, summarily suspend the continuation of the Control Bid if it determines that the offeror has not provided all of the specified information or that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid. If the Ohio Division summarily suspends a Control Bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Takeover Statutes has not been provided by the offeror, that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the Control Bid by filing new or amended information pursuant to the Ohio Takeover Statutes.

        If the offeror increases or decreases the percentage of the securities being sought or the consideration offered, or makes any other change in the terms or conditions of the tender offer that requires the offeror to hold the tender offer open for at least 10 business days from the date that notice of the change is first published or sent to security holders in Ohio, the offeror must file with the Ohio Division all material information, including all information sent or otherwise provided to offerees in Ohio, pertaining to the increase, decrease, or other change, and all material information required to update the information filed with the Ohio Division. The offeror will file such information with the Ohio Division not later than the date on which the information regarding the increase, decrease, or other change first is published or sent to offerees in Ohio. The offeror must deliver a copy of such information to the subject company not later than the time of the filing with the Ohio Division.

        Within three calendar days of the date of filing by the offeror of such information, the Ohio Division may, by order, summarily suspend the continuation of the Control Bid if it determines that the offeror has not provided all of the specified information or that the information provided to the offerees does not provide full disclosure of all material information concerning the increase, decrease or other change. If the Ohio Division suspends the continuation of the Control Bid, it must schedule and hold a hearing within three calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than nine calendar days after the date on which the information regarding the increase, decrease or other change first is published or sent to offerees in Ohio. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided has not been provided by the offeror, that the information provided to offerees does not provide full disclosure of all material information concerning the increase, decrease or other change, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after a hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstate the Control Bid by filing new or amended information pursuant to the Ohio Takeover Statutes.

        The Purchaser has filed with the Ohio Division, and delivered to Hawk, the information required under the Ohio Takeover Statutes.

        Hawk Antitakeover Representations; Purchaser Reservation of Rights.    Hawk's board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement, the Tender Agreements and the transactions contemplated by the Merger Agreement, such that Section 203 of the DGCL does not apply to the Merger Agreement, the Tender Agreements or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Hawk represented in the Merger Agreement that, other than the applicability of Ohio Revised Code Section 1707.041, no other U.S. federal, Delaware or Ohio antitakeover laws apply to the Merger Agreement or the transactions contemplated thereby. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser has reserved the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Tender Agreements or the transactions contemplated by the Merger Agreement, and nothing in this

Schedule 14D-9 or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the Tender Agreements, as applicable, the Purchaser has indicated to Hawk that it may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser has indicated to Hawk that it might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser has indicated to Hawk that it may not be obligated to accept for purchase, or pay for, any Shares tendered.

Appraisal Rights

        Hawk stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, Hawk stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, unless the court determines otherwise, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. For the avoidance of doubt, Carlisle, the Purchaser and Hawk have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option or any of the shares of Company Common Stock issued upon the exercise of the Top-Up Option. The Delaware Supreme Court has stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

        If any holder of Shares who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under the DGCL, each Share held by such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal by delivering to Hawk a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the surviving corporation).

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

        Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives for Hawk stockholders if the Merger is consummated. Hawk stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the DGCL, before you have to take any action relating thereto.

        Hawk stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather will receive the Offer Price therefor.

Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting periods have been satisfied. These requirements apply to Carlisle's and the Purchaser's acquisition of the Shares in the Offer.

        Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Carlisle and Hawk file required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act's notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period for cash tender offers, expiring at 11:59 PM (Eastern Time) of the fifteenth day following receipt of Carlisle's HSR notification by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM (Eastern Time) on the next business day. Carlisle and Hawk each intends to file the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer no later than November 9, 2010. The initial waiting period applicable to the purchase of shares of Hawk Common Stock is therefore expected to expire no later than November 24, 2010, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Carlisle, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Carlisle's substantial compliance with that request. After that time, the waiting period may be extended only by court order or with Carlisle's consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time. The Purchaser has indicated to Hawk that it intends to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

        Hawk does not believe that any non-U.S. antitrust filings are required in connection with the Transaction.

Stockholder Litigation

        Since October 25, 2010, two putative stockholder class action complaints challenging the Transaction were filed in the Court of Chancery in the State of Delaware against Hawk, the individual members of Hawk's board, Carlisle and the Purchaser. The complaints generally allege, among other things, that (1) members of Hawk's board breached their fiduciary duties owed to the public stockholders of Hawk by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Hawk to its public stockholders, (2) Messrs. Weinberg, Harbert and Krantz breached their fiduciary duties of loyalty and entire fairness, and (3) Carlisle aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the Merger Agreement unduly restricts Hawk's ability to negotiate with rival bidders, and that Hawk stockholders have been deprived of the ability to make an informed decision as to whether to tender their Shares. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief. While these lawsuits are at a preliminary stage, Hawk believes that the claims are without merit, and intends to vigorously defend them.

Cautionary Note Regarding Forward-Looking Statements

        Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. In addition, words such as "would," "will," "intend," and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Hawk, the Purchaser and Carlisle to complete the Transaction, including the parties' ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Hawk's current expectations, and those made at other times will be based on Hawk's expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, and other risks detailed from time to time in Hawk's SEC reports, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Hawk disclaims any intent or obligation to update these forward-looking statements.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.(1)(2)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(F)	Form of Summary Advertisement as published on November 1, 2010 in The New York Times.(1)
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan.(1)
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board of Hawk Corporation, dated November 1, 2010.(2)
(a)(2)(B)
Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)
(a)(5)(A)	Opinion of Harris Williams & Co., dated October 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(5)(B)
Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(C)
Joint Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).

Exhibit No.	Description
(a)(5)(D)	Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 12, 2010).
(a)(5)(E)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010).
(a)(5)(F)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(G)	Transcript of Conference Call, held October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(H)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(I)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware.(1)
(e)(1)
Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and wholly-owned subsidiary of Carlisle, and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(2)	Confidentiality Agreement, dated July 30, 2010, by and between Harris Williams & Co. (on behalf of Hawk Corporation) and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(3)	Exclusivity Agreement, dated October 7, 2010, by and between Hawk Corporation and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(5)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(6)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).

Exhibit No.	Description
(e)(7)	First Amendment to the Amended and Restated Rights Agreement, dated as of October 14, 2010, between Hawk Corporation and ComputerShare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(8)
Second Amendment to Hawk Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(9)
Second Amendment to Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(10)
Form of Option Cancellation Letter, dated October 14, 2010, between Hawk Corporation and each of Ronald E. Weinberg, B. Christopher DiSantis, Joseph J. Levanduski, Thomas A. Gilbride, Byron S. Krantz, Dan T. Moore III and Paul R. Bishop (incorporated by reference to Exhibit 10.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(11)
Amendments to Agreements, dated as of October 14, 2010, by and between Hawk Corporation, Friction Products Co., an Ohio corporation and wholly-owned subsidiary of Hawk, and Ronald E. Weinberg (incorporated by reference to Exhibit 10.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(12)
Acknowledgment of Termination of Employment under Amended and Restated Senior Advisor Agreement, dated as of October 14, 2010, by and between Hawk Corporation and Norman C. Harbert (incorporated by reference to Exhibit 10.5 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(13)
Letter Agreement between Thomas A. Gilbride and Hawk Corporation, dated October 14, 2010 (incorporated by reference to Exhibit 10.6 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(14)	Change of Control Agreement, dated August 19, 2010, between John T. Bronstrup and Hawk Corporation.

(1)
Incorporated by reference to the Schedule TO filed by Carlisle and the Purchaser on November 1, 2010.

(2)
Included in materials mailed to the stockholders of Hawk Corporation.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWK CORPORATION
By:	/s/ RONALD E. WEINBERG
	Name:	Ronald E. Weinberg
	Its:	Chairman of the Board and Chief Executive Officer

Dated: November 1, 2010

 ANNEXES

Annex I—Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 promulgated thereunder.

Annex II—Opinion of Harris Williams & Co. to the Special Committee of the Board of Directors of Hawk Corporation, dated October 14, 2010

Annex III—Section 262 of the Delaware General Corporation Law

Annex I

HAWK CORPORATION
200 PUBLIC SQUARE, SUITE 200
CLEVELAND, OHIO 44114

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

        This Information Statement (the "Information Statement") is being mailed on or about November 1, 2010, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Hawk Corporation, a Delaware corporation ("Hawk"), with respect to the tender offer by HC Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Carlisle") to the holders of record of shares of Class A common stock, par value $0.01 per share, of Hawk (the "Hawk Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms "us," "we" and "our" refer to Hawk. You are receiving this Information Statement in connection with the possible election of persons designated by Carlisle to seats on the board of directors of Hawk. Such designation would be made pursuant to the Agreement and Plan of Merger, dated October 14, 2010 (together with any amendments or supplements thereto, the "Merger Agreement"), by and among Carlisle, Purchaser and Hawk that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into Hawk (the "Merger").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on November 1, 2010, to purchase all of the outstanding shares of Hawk Common Stock, including the associated Preferred Share Purchase Rights, par value $0.01 per share, of Hawk, at a price per share of $50.00, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated November 1, 2010 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, November 30, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Hawk Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Hawk's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Carlisle with the Securities and Exchange Commission (the "SEC") on November 1, 2010.

        Pursuant to the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered and not withdrawn in the Offer, the Purchaser will be entitled to designate such number of directors on our board as will give the Purchaser representation on our board equal to at least that number of directors, rounded up to the next whole number, that is the product of (1) the total number of directors on our board (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (i) the number of Shares beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Carlisle and the Purchaser bears to (ii) the total number of Shares that are then issued and outstanding, and Hawk will, at such time, use its reasonable best efforts to cause the Purchaser's designees to be so elected or appointed (in furtherance of the foregoing, if requested by Carlisle or the Purchaser after the time at which Shares are first accepted pursuant to the Offer but prior to the Effective Time, Hawk will use its reasonable best efforts to cause (x) a corresponding increase in the size of our board and/or (y) a corresponding number of directors of Hawk to tender their resignations as directors, effective as of date of such request, and to deliver to Carlisle written evidence of such resignations). At such time, Hawk will also, upon request of Carlisle, cause such persons designated by Carlisle to constitute at least the same percentage (rounded up to the nearest whole number) as is on our board on (1) each committee of our board, subject to compliance with applicable securities laws and NYSE Amex rules, and (2) each board of directors (or similar body) of each Hawk subsidiary and each committee of such board (or similar body); provided that with respect to the board of directors (or similar body) of Hawk subsidiaries domiciled outside of the United States Hawk will use its reasonable best efforts to cause such persons designated by Carlisle to constitute at least the same percentage (rounded up to the nearest whole number) as is on our board.

        After election or appointment of the Purchaser's designees to our board, but prior to the Effective Time, the approval by affirmative vote or written consent of a majority of the directors of Hawk then in office who were not designated by Carlisle or the Purchaser will be required, in each case, for:

  •
  any amendment or termination of the Merger Agreement by Hawk,

  •
  any extension of time by Hawk for performance of any obligation or action under the Merger Agreement by Carlisle or the Purchaser,

  •
  any waiver or exercise of any of Hawk's rights under the Merger Agreement,

  •
  any amendment of Hawk's certificate of incorporation or bylaws, or

  •
  any action that would prevent or materially delay the consummation of the Merger.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the board of directors.

        You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Carlisle, Purchaser and Purchaser's designees has been furnished to Hawk by Carlisle, and Hawk assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Information with Respect to the Designees

        As of the date of this Information Statement, Carlisle has not determined who it will designate to the board of directors. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of Hawk if so designated. None of the Potential Designees currently is a director of, or holds any position with, Hawk or any of its subsidiaries. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of Hawk, has a familial relationship with any director or executive officer of Hawk or any of its subsidiaries or other Potential Designee or has been involved in any transactions with Hawk or any of its subsidiaries or any of Hawk's directors, other nominees, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any Potential Designee or any associate of any Potential Designee is a party adverse to Hawk or any of its subsidiaries or has a material interest adverse to Hawk or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

List of Potential Designees

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the Potential Designees are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Carlisle. The business address of each Potential Designee is Carlisle Companies Incorporated, 13925 Ballantyne Corporate Place, Suite 400, Charlotte, North Carolina 28277. All Potential Designees listed below are United States citizens.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John W. Altmeyer	51	President, Construction Materials division of Carlisle since July 1997.
John E. Berlin	49	President, Carlisle Interconnect Technologies division of Carlisle since February 1995.
Kevin G. Forster	56

President, Asia-Pacific division of Carlisle since January 2009; Group President, Specialty Products from February 2008 to January 2009; and President, Asia-Pacific from September 1997 to February 2008.

D. Christian Koch	45

President, Carlisle Industrial Brake & Friction, Inc., a subsidiary of Carlisle, since January 2009; President, Carlisle Asia-Pacific division from February 2008 to January 2009. Formerly employed by Graco, Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings (i) as Vice President and General Manager, Asia Pacific from January 2004 to February 2008, (ii) as Vice President and General Manager of Asia Pacific and Latin America from June 2003 to December 2003, (iii) as Vice President, Lubrication Equipment Division from January 2000 to June 2003, and (iv) in various sales and marketing positions in the Industrial and Lubrication Equipment Division prior to June 2003. President of the Purchaser since October 2010.

Carol P. Lowe	49

Vice President of Carlisle since September 2010; President, Trail King Industries, a subsidiary of Carlisle, from November 2008 to September 2010; Vice President and Chief Financial Officer of Carlisle from May 2004 to November 2008; and Treasurer of Carlisle from January 2002 to May 2004.

Michael L. Roberson	55	Vice President of Carlisle since 2005; Assistant General Counsel of Carlisle since 1995. Secretary and Director of the Purchaser since October 2010.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
David A. Roberts	62

Chairman, President and Chief Executive Officer (since June 2007) and Chairman of the Executive Committee of Carlisle (since September 2007). Former Chairman (from April, 2006 to June, 2007) and President and Chief Executive Officer (from June, 2001 to June, 2007) of Graco Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Director of Franklin Electric Co. and ADC Telecommunications, Inc. and former director of Arctic Cat Inc. (from August 2006 to March 2009). Director of the Purchaser since October 2010.

Scott C. Selbach	54	Vice President, Corporate Development since April 2006. Formerly a Director of Torridon Companies LLC, a private investment firm, from May 2002 to April 2006.
David M. Shannon	48	President, Carlisle FoodService Products Incorporated, a subsidiary of Carlisle, since January 1997.
Fred A. Sutter	50

President, Engineered Transportation Solutions division of Carlisle since February 2008. Formerly employed by Graco Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings, as (i) Vice President and General Manager, Applied Fluid Technologies Division from February 2005 to February 2008, (ii) Vice President and General Manager, Industrial/Automotive Equipment Division from June 2003 to February, 2005, and (iii) Vice President, Asia-Pacific and Latin America from January 1999 to June 2003.

Kevin P. Zdimal	40

Vice President and Chief Accounting Officer of Carlisle since May 2010; Vice President and Treasurer of Carlisle from September 2008 to May 2010; and Vice President, Finance, of Carlisle Interconnect Technologies, a subsidiary of Carlisle, from July 2002 to September 2008.

CERTAIN INFORMATION CONCERNING HAWK

        The authorized capital stock of Hawk consists of consists of (1) 75,000,000 shares of Hawk Common Stock, (2) 10,000,000 shares of Class B common stock, par value $0.01 per share, (3) 1,530 shares of Series D preferred stock, par value $0.01 per share, and (4) 100,000 shares of Series E preferred stock, par value $0.01 per share. As of the close of business on October 29, 2010, there were 7,759,063 shares of Hawk Common Stock Shares outstanding and no shares of Class B common stock or preferred stock outstanding. The board of directors currently consists of seven members.

        Assuming the completion of the Offer and the requisite redemption of the Series D preferred stock, the Hawk Common Stock is the only class of voting securities of Hawk outstanding that is entitled to vote at a meeting of stockholders of Hawk. Each share of Hawk Common Stock entitles the record holder to one vote on all matters to a vote of the stockholders.

 CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF HAWK

        The following table sets forth the current directors and executive officers of Hawk and their ages as of October 29, 2010:

Name	Age	Position
Andrew T. Berlin	50	Director
Paul R. Bishop	67	Director
Richard T. Marabito	47	Director
Dan T. Moore, III	70	Director
Ronald E. Weinberg	69	Chairman of the Board, Chief Executive Officer and Director
Norman C. Harbert	77	Chairman Emeritus of the Board, Founder and Director
Byron S. Krantz	75	Secretary and Director
B. Christopher DiSantis	39	President and Chief Operating Officer
Joseph J. Levanduski	48	Senior Vice President—Chief Financial Officer and Director of Corporate Development
Thomas A. Gilbride	57	Vice President—Finance and Treasurer

        Ronald E. Weinberg is our chairman of the board and chief executive officer and has served as a director since March 1989. Mr. Weinberg is a co-founder of Hawk and has served us in various senior executive capacities since 1989. Mr. Weinberg has over 34 years of experience in the ownership and management of operating companies, including businesses in manufacturing, publishing and retailing. Mr. Weinberg is chairman of the board of trustees of Cleveland State University, of which he has served as a trustee since 2001, and has been a member of the board of directors of the U.S. Chamber of Commerce since 2002. Mr. Weinberg has unique familiarity with our operations, history and culture gained as a founder of Hawk as well as our chief executive officer and chairman of the board and the various other senior executive positions held since 1989.

        Norman C. Harbert is our chairman emeritus of the board and founder and has served as a director since March 1989. He has also served us in various other capacities since 1989. Mr. Harbert has over 50 years of manufacturing experience. Mr. Harbert has a unique understanding of our operations and manufacturing gained as a founder of Hawk and his continuous service to Hawk since 1989, including co-chairman of the board and co-chief executive officer from 1998 to 2001, senior chairman of the board from 2002 to 2004 and president in 2005.

        Byron S. Krantz has been our secretary and a director since March 1989. Mr. Krantz has been a partner in the law firm of Kohrman Jackson & Krantz PLL since 1984. Mr. Krantz has familiarity with our operations, history and culture from serving on Hawk's board of directors since the company's formation, and legal expertise gained by many years' experience as a partner of Hawk's outside corporate counsel.

        Andrew T. Berlin has served as a director since October 2002. Since 2007, Mr. Berlin has been chairman and chief executive officer of Berlin Packaging, LLC, a packaging design, manufacturing and distribution company located in Chicago. Mr. Berlin has also been president of Berlin Packaging since 1989. Mr. Berlin has operational expertise gained by extensive experience as the chief executive officer of a nationwide distribution company.

        Paul R. Bishop has served as a director since May 1993. Mr. Bishop has served as chairman and chief executive officer of H-P Products, Inc., a manufacturer of central vacuum systems and fabricated tubing and fittings, since 1977. He is a director of DPL Inc., a regional energy company located in Dayton, Ohio, and its subsidiary, The Dayton Power and Light Company, a public utility that sells electricity to residential, commercial, industrial and governmental customers. Mr. Bishop has manufacturing and financial expertise gained as a senior executive of a manufacturing company, and expertise in management and governance matters gained as a director of a publicly-held utility company.

        Richard T. Marabito has served as a director since 2008. He has served as chief financial officer of Olympic Steel, Inc., a publicly-held U.S. steel service center, since 2000, and as the treasurer since March 2010. He joined Olympic Steel in 1994 as corporate controller and also served as treasurer from 1994 through 2002. Mr. Marabito served as a director of the Metal Service Center Institute from 2005 to 2008 and is a past chairman of its Foundation for Education and Research. He is also a board member of the Make-A-Wish Foundation of Northeast Ohio and a member of the board of trustees of Hawken School, an independent, college preparatory school in Cleveland, Ohio. Mr. Marabito has financial and accounting expertise gained as the chief financial officer of a publicly-held company, and expertise in management and governance matters gained as a director of private and non-profit enterprises.

        Dan T. Moore, III has served as a director since March 1989. Mr. Moore founded Dan T. Moore Company, Inc., a research and development company, in 1969. He is also the founder and chairman of the Cleveland companies Flow Polymers, Inc., Soundwich, Inc., Team Wendy, LLC, Impact Armor Technologies LLC, Sleep Optima LLC, Tennessee Iron Products LLC, Polyfill LLC and NatGasCar LLC. Mr. Moore is a director of Invacare Corporation, a publicly-held manufacturer of health care equipment, Park-Ohio Holdings Corp., a publicly-held industrial supply chain logistics and diversified manufacturing business and is a trustee of The Cleveland Clinic Foundation and Cleveland State University. Mr. Moore has operational and manufacturing expertise gained as a founder of numerous research and development and manufacturing companies, and expertise in management and governance matters gained as a director of public and private companies.

        B. Christopher DiSantis has served as our president and chief operating officer since March 2008. He serves as president of our Wellman Products Group, a position he has held since May 2006. From 2002 until 2006, Mr. DiSantis served as president of two of Hawk's operating groups: Hawk Motors, which manufactured electrical motor components, and Hawk Precision Components, which manufactured powder metal parts. From 2006 until 2008, Mr. DiSantis also served as president of Hawk Racing Group, which manufactured components for the performance racing market. Hawk Precision Components and Hawk Racing Group were subsequently sold. Mr. DiSantis joined Hawk in 2000 as vice president of corporate development.

        Joseph J. Levanduski has served as our senior vice president since August 2009, our chief financial officer from August 2010 to present and from March 2003 to August 2009, and director of corporate development since June 2006. From 2002 through 2004, Mr. Levanduski provided managerial oversight for a component of Hawk Racing Group, which was subsequently sold. Prior to becoming vice president—chief financial officer, Mr. Levanduski served as our vice president—controller from May 2000 to May 2003 and our controller from April 1997 to May 2000. Prior to April 1997, Mr. Levanduski served as controller for various of our subsidiaries, including coordinating the accounting functions of both Friction Products Co. and S.K. Wellman Corp. Mr. Levanduski is a director, chairman of the audit committee and member of the governance committee of Robin Industries, Inc., a privately-held manufacturer of molded rubber components.

        Thomas A. Gilbride has served as our vice president—finance and treasurer since January 1993. Between March 1989 and January 1993, Mr. Gilbride was employed by us in various financial and administrative functions.

STRUCTURE AND PRACTICES OF OUR BOARD OF DIRECTORS

Director Compensation

        In 2009, we paid each director who is not one of our employees, our legal counsel or one of our principal stockholders, an annual fee of $19,989 consisting of a cash payment of $10,000 and $9,989 in shares of Hawk Common Stock. In addition, we paid each director who was not one of our employees, our legal counsel or one of our principal stockholders, $3,000 in cash for each board meeting that he attended and $500 in cash for each telephonic board meeting in which he participated. We reimbursed all directors for expenses incurred in connection with their service as directors, including travel, meals and lodging. When committee meetings were held on the day of board meetings, we paid no additional consideration to the directors for committee participation. We paid $1,500 in cash for any in-person committee meeting and $1,000 in cash was paid for any telephonic committee meeting that was held on a day other than a day on which a board meeting was held.

        On June 30, 2010, our board of directors approved the formation of a special committee of independent directors to explore strategic alternatives, including a possible sale of Hawk. From June 30, 2010 through September 15, 2010, the special committee was compensated in the same manner as any other committee of the board. On September 16, 2010, the executive committee of the board of directors approved that each member of the special committee would receive a retainer of $5,000, except the chairman of the special committee who received a retainer of $7,500, for their service on the special committee and, in addition, each member of the special committee received $3,000 for each meeting of the special committee in which such member participated in person and $1,500 for each telephonic meeting of the special committee in which such member participated telephonically and that was held on a day other than a day on which a board meeting or other committee meeting was held, plus in all cases any out-of-pocket expenses.

        The following table summarizes information with respect to the compensation paid to our directors who were not also executive officers during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Andrew T. Berlin	21,000	9,989	—	30,989
Paul R. Bishop	26,000	9,989	32,766	68,755
Norman C. Harbert(3)(4)	—	—	925,975	925,975
Jack F. Kemp(5)	10,500	9,989	222,219	242,708
Byron S. Krantz(6)	—	—	52,500	52,500
Richard T. Marabito	25,000	9,989	—	34,989
Dan T. Moore, III	25,000	9,989	77,500	112,489

(1)
Each independent director was awarded 605 shares of Hawk Common Stock. Amounts reflect the number of shares issued using the closing market price on the date prior to the date of issuance to fulfill the annual fee paid to directors in shares of Hawk Common Stock.

(2)
All Other Compensation includes ordinary income recognized on the exercise of stock options not previously reported in this table in the amount of $32,766 for Mr. Bishop, $154,719 for Mr. Kemp, $77,500 for Mr. Moore and $52,500 for Mr. Krantz.

(3)
Mr. Harbert entered into a Senior Advisor Agreement with us effective June 1, 2005, whereby Mr. Harbert is employed by us as a senior advisor. All Other Compensation for Mr. Harbert includes the following payments for services as our senior advisor, retirement benefits and personal benefits:

•
$449,941—services as our senior advisor,

  •
  $250,000—bonus,

  •
  $53,163—premiums paid by Hawk for split dollar life insurance coverage, which premiums will be recovered by us in the future when the insurance policy becomes payable,

  •
  $74,710—in-service distribution from Mr. Harbert's pension plan,

  •
  $11,025—company contributions to the 401(k) plan, and

  •
  Personal benefits including $9,146—reimbursement of medical expenses under company insurance plans, $26,378—car allowance and related automobile services, $9,163—taxes payable by Mr. Harbert and reimbursed by Hawk for medical expenses under company insurance plans and automobile expenses and related services, excluding car allowance, $23,912—organization membership dues, $15,000—tax preparation services and $3,537—personal use of a leased company aircraft.

(4)
In connection with the transactions contemplated by the Merger Agreement, and as a condition to Carlisle's execution of the Merger Agreement, Mr. Harbert and Carlisle agreed that Mr. Harbert would no longer have a role with Hawk after the Merger. On October 14, 2010, Hawk and Mr. Harbert entered into an amendment to his Senior Advisor Agreement to provide for its termination at the Effective Time (the "Harbert Amendment"), the final terms of which were not agreed to until October 14, 2010, one week after Hawk and Carlisle reached agreement on the $50.00 per share Offer Price. Under the previously existing terms of his Senior Advisor Agreement, upon termination of his employment, Mr. Harbert was entitled to continuation of his salary ($418,625) and bonus ($250,000 when last paid for 2009) and the continuation of his medical benefits through the remaining term of his agreement (through June 30, 2012). The Harbert Amendment confirmed that upon his termination at the Effective Time, Mr. Harbert will continue to receive his salary, a $250,000 annual bonus and his medical benefits through June 30, 2012. In addition, upon the termination of his employment, Mr. Harbert's Wage Continuation Agreement and Split-Dollar Agreement will automatically terminate and no additional benefits will be due or paid thereunder. Under the terms of his Split-Dollar Agreement, Mr. Harbert can purchase the split-dollar policies at their current cash value within 60 days of his termination. The Harbert Amendment will be effective immediately following the Effective Time.

(5)
Compensation paid to Mr. Kemp until his death on May 2, 2009. All Other Compensation for Mr. Kemp includes $67,500 paid for consulting services provided to Hawk by Kemp Partners LLC, a consulting firm of which Mr. Kemp was a managing partner (excluding customary business travel and expense reimbursements).

(6)
Mr. Krantz is a partner of our legal counsel, to whom we paid legal fees in 2009. Please see "Certain Relationships and Related Transactions" beginning on page I-38 for additional information.

Director Independence

        The board of directors determined and confirmed that each of Mr. Berlin, Mr. Bishop, Mr. Marabito and Mr. Moore do not, and Mr. Kemp did not, have a material relationship with Hawk that would interfere with the exercise of independent judgment and are independent pursuant to applicable laws and regulations and the listing standards of NYSE Amex.

Board Leadership Structure

        Our board does not have a policy as to whether the roles of our chairman and chief executive officer should be separate. Instead, our board makes this determination based on what it believes best serves the company's needs at any given time. Currently, Mr. Weinberg holds the positions of chairman and chief executive officer of Hawk, and the board does not have a lead independent director. Our board may decide to separate the positions of chairman and chief executive officer or choose a lead independent director in the future if circumstances warrant.

        Our board believes that effective board leadership is highly dependent on the experience, skills and personal interaction between persons in leadership roles. Mr. Weinberg is a founder of Hawk and has served as a senior executive and board member since the company's inception. The board believes that Hawk's current leadership structure is appropriate given Mr. Weinberg's extensive knowledge, skills and experience. With significant input from our board, including our four independent directors, Mr. Weinberg sets the strategic direction for Hawk. He also provides daily leadership and guidance to our management and employees.

Role of the Board in Risk Oversight

        Our board is responsible for overseeing the company's risk management processes by monitoring company processes for management's identification and control of key business and financial risks. The board asks management to identify and list the principal risks, including financial, operational, competitive and geopolitical risk exposure and the risk of fraud, the likelihood that these risks or fraud will occur and, if possible, the cost of preventing them. In addition, management discusses with the board the steps taken to monitor and control these exposures.

Meetings of the Board of Directors

        Our board of directors holds regular meetings each quarter and special meetings are held as necessary. In addition, management and the directors communicate informally on a variety of topics, including suggestions for agenda items for board of directors' and committee meetings, recent developments, and other matters of interest to the directors. The board of directors has access to management at all times.

        Our independent directors regularly meet in private session following meetings, without any directors who are also our employees, our legal counsel or one of our principal stockholders or members of management.

        The board of directors met five times in 2009. All members of the board participated in at least 75% of all board of directors and applicable committee meetings in 2009. We strongly encourage members of the board to attend our annual meeting. All of our directors attended the 2009 annual meeting of stockholders held on May 19, 2009.

Committees of the Board of Directors

        Executive Committee.    The executive committee consists of Mr. Weinberg, Mr. Harbert and Mr. Krantz. During the intervals between meetings of the board of directors, the executive committee advises and aids our officers in all matters concerning our interests and the management of our business, and generally performs any duties that are directed by the board from time to time. The executive committee possesses and may exercise all the powers of the board while the board is not in session, except the power to:

  •
  elect any director or elect or remove any member of the executive committee,

  •
  change the number of members of the executive committee,

  •
  declare any dividend or authorize any distribution on any shares of capital stock, or

  •
  amend the by-laws.

        All actions taken by the executive committee are reported to the board of directors at the following regularly scheduled meeting. The executive committee did not meet in 2009, but acted by written consent three times.

        Compensation Committee.    A description of our compensation committee is contained in the compensation committee report below.

COMPENSATION COMMITTEE REPORT

        The material in this report is not "soliciting material," and shall be deemed to be "furnished" rather than "filed" with the SEC and, therefore, not subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

        The compensation committee, composed of Mr. Berlin and Mr. Bishop, met twice and acted by written consent once in 2009. The board of directors determined that Mr. Berlin and Mr. Bishop are independent as required by applicable law and regulations and the listing standards of NYSE Amex.

        The compensation committee determines the compensation of Mr. Weinberg and reviews recommendations from Mr. Weinberg regarding the compensation for all of our other executive officers. Our compensation committee has a written charter that is available on our website at www.hawkcorp.com. The compensation committee also administers our annual incentive plan, 1997 Stock Option Plan, Amended and Restated 2000 Long Term Incentive Plan and nonqualified deferred compensation plan. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with our management and, based on this review, has recommended to the board that this Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE

ANDREW T. BERLIN
PAUL R. BISHOP

        Nominating Committee.    Our nominating committee is responsible for identifying individuals qualified to become board members and making recommendations to the board of directors on candidates for election to the board. The committee is currently composed of Mr. Bishop and Mr. Marabito. Mr. Kemp served on the committee until his death in May 2009. The nominating committee reviews any nominees recommended to it by stockholders in writing and sent to our secretary.

        In February 2010, the committee recommended to the board that incumbent directors Mr. Berlin, Mr. Bishop, Mr. Marabito and Mr. Moore be re-nominated to serve as directors at the 2010 annual meeting of stockholders. The committee determined that the board is well served by its existing members who have made a substantial contribution to our business during their tenure as directors and are active, involved and knowledgeable about our company, its executive officers and key employees. We did not receive any notices from a stockholder desiring to nominate a director for election at this 2010 annual meeting.

        The board of directors determined that the members of the nominating committee were independent as required by applicable laws and regulations and the listing standards of NYSE Amex. The nominating committee's charter is available on our website at www.hawkcorp.com. The nominating committee met once in 2009.

        Audit Committee.    A description of the audit committee is contained in the audit committee report below.

 AUDIT COMMITTEE REPORT

        The material in this report is not "soliciting material," and shall be deemed to be "furnished" rather than "filed" with the SEC and, therefore, not subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

        In accordance with its written charter that was approved and adopted by our board, our audit committee assists the board in fulfilling its responsibility of overseeing the quality and integrity of our accounting, auditing and financial reporting practices. A copy of the audit committee charter is available on our website at www.hawkcorp.com.

        The audit committee is directly responsible for the appointment of Hawk's independent registered public accounting firm and is charged with reviewing and approving all services performed for Hawk by the independent accounting firm and for reviewing the accounting firm's fees. The audit committee reviews the independent accounting firm's internal quality control procedures, reviews all relationships between the independent accounting firm and Hawk in order to assess the accounting firm's independence, and monitors compliance with Hawk's policy regarding non-audit services rendered by the independent accounting firm. In addition, the audit committee ensures the regular rotation of the lead audit partner.

        The audit committee establishes procedures to receive and respond to complaints received by Hawk regarding accounting, internal accounting controls or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The audit committee discusses with management any correspondence with, or other action by, regulators or governmental agencies and any employee complaints or published reports that raise concern over Hawk's financial statements, accounting or auditing matters or compliance with Hawk's policies on business ethics. The audit committee also serves as our qualified legal compliance committee in accordance with Section 307 of the Sarbanes-Oxley Act.

        The audit committee, comprised of Mr. Marabito, the committee's chairperson, Mr. Bishop and Mr. Moore, met five times and acted by written consent once in 2009. The audit committee's current composition satisfies the regulations of NYSE Amex governing audit committee composition, including the requirement that all audit committee members be "independent directors" as defined in NYSE Amex listing standards. Mr. Marabito is an "audit committee financial expert" under applicable SEC rules by virtue of his experience as chief financial officer of a publicly-held company, which includes overseeing and assessing the performance of such company with respect to the preparation, auditing and evaluation of financial statements. In addition, Mr. Marabito is a "financially sophisticated" audit committee member under applicable NYSE Amex rules. The audit committee reviews and reassesses its charter at least annually and will obtain the approval of the board for any proposed changes to its charter.

        The audit committee oversees management's implementation of internal controls and procedures for financial reporting designed to ensure the integrity and accuracy of our financial statements and to ensure that we are able to timely record, process and report the information required for public disclosure. The firm of Ernst & Young LLP, our independent registered public accounting firm for 2009, is responsible for expressing opinions on the conformity of our consolidated audited financial statements with U.S. generally accepted accounting principles, and Ernst & Young has expressed its own opinion on the effectiveness of our internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed our consolidated audited financial statements with management and Ernst & Young, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young's evaluation of our internal control over financial reporting.

        The audit committee also discussed with Ernst & Young the matters required by Statement on Auditing Standards No. 114, as amended, "The Auditor's Communication with Those Charged with Governance." The audit committee reviewed with Ernst & Young, who is responsible for expressing an opinion on the conformity of our consolidated audited financial statements with U.S. generally accepted accounting principles, its judgment as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements. Also, the committee discussed the results of the annual audit and other matters as are required to be discussed with the audit committee pursuant to generally accepted auditing standards.

        In discharging its oversight responsibility as to the audit process, the audit committee obtained from Ernst & Young a formal written statement describing all relationships between Ernst & Young and us that might bear on Ernst & Young's independence consistent with applicable requirements for the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young any relationships that may impact its objectivity and independence. In considering Ernst & Young's independence, the audit committee also considered whether the non-audit services performed by Ernst & Young were compatible with maintaining the independence of Ernst & Young.

        In addition, in discharging the audit committee's duties as our qualified legal compliance committee, the audit committee was responsible for the oversight of independent counsel representing Hawk in connection with the formal order of private investigation that related to an investigation commenced in 2006 by the SEC and the Department of Justice (DOJ) in connection with the DOJ's related investigation. On July 28, 2010, we announced that the Staff of the Division of Enforcement (the "Staff") of the SEC notified Hawk that it completed its investigation and did not recommend enforcement action against Hawk relating to the previously disclosed SEC investigation. Hawk was also informed that the Staff completed its investigation and did not recommend enforcement action against Joseph J. Levanduski, Hawk's Senior Vice President—Chief Financial Officer and Director of Corporate Development.

        In reliance upon (1) the audit committee's reviews and discussions with management and Ernst & Young, (2) management's assessment of the effectiveness of our internal control over financial reporting, (3) Ernst & Young's opinion on the effectiveness of our internal control over financial reporting, and (4) the receipt of an opinion from Ernst & Young, dated March 10, 2010, stating that Hawk's 2009 financial statements were presented fairly, in all material respects, in conformity with U.S. generally accepted accounting principles, the audit committee recommended to our board that these audited financial statements be included in our annual report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

AUDIT COMMITTEE

RICHARD T. MARABITO, CHAIRPERSON
PAUL R. BISHOP
DAN T. MOORE, III

Nomination of Candidates for Director

        Nomination by Nominating Committee.    To the extent there are any vacancies on the board or should the nominating committee determine not to re-nominate an incumbent director for election to the board, the nominating committee will consider individuals as potential candidates for directors recommended by other directors, members of management, and stockholders or self-nominated individuals. The nominating committee will be advised of all nominations that are submitted to us and will determine whether it will further consider the candidates using the criteria described below.

        In recommending candidates, the nominating committee will consider such factors as it deems appropriate to assist in developing a board of directors and committees that are comprised of experienced and seasoned advisors who can add value to Hawk. The committee also seeks to maintain a board with a diversity of experience, background, skills, and education. The factors considered by the committee also include:

  •
  judgment,

  •
  skill,

  •
  integrity,

  •
  experience with businesses and other organizations of comparable size,

  •
  the interplay of the candidate's experience with the experience of other board members, and

  •
  the extent to which the candidate would be a desirable addition to the board and any committees of the board.

        During the course of this review, some candidates may be eliminated from further consideration because of conflicts of interest, unavailability to attend board or committee meetings and other relevant reasons. The nominating committee will then decide which of the remaining candidates most closely match the established criteria and are therefore deserving of further consideration. Next, the nominating committee will discuss these candidates, decide which of them, if any, should be pursued, gather additional information if desired, conduct interviews and decide whether to recommend one or more candidates to the board of directors for nomination.

        After the nominating committee has completed its evaluation, it must present its recommendation to the full board for its consideration and approval. In presenting its recommendation, the nominating committee may also report on other candidates who were considered but not selected.

        Nomination by Stockholder.    A stockholder desiring to nominate a director for election at our 2011 annual meeting, if any, must deliver a notice, in accordance with the requirements of our by-laws, to our secretary at our principal executive office at least 120 days prior to the anniversary date of the mailing of the proxy statement for our last annual meeting of stockholders. Such notice must include as to each person whom the stockholder proposes to nominate for election or re-election as a director:

  •
  the name, age, business address and residence address of the person,

  •
  the principal occupation or employment of the person,

  •
  the class and number of shares of Hawk Common Stock beneficially owned by the person, and

  •
  any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Exchange Act;

and as to the stockholder giving the notice:

  •
  the name and record address of the stockholder,

  •
  the class and number of shares of Hawk Common Stock beneficially owned by the stockholder,

  •
  a description of any agreement or understanding with respect to such business between the stockholder giving the notice and any associated person, and

  •
  whether the stockholder proposing such nominated person and any associated person has engaged in any hedging or similar transaction that has the effect or intent of increasing or decreasing its economic risk or voting power with respect to Hawk Common Stock.

        We may require any proposed nominee to furnish additional information reasonably required by us to determine the eligibility of the proposed nominee to serve as our director.

Stockholder Communications with Directors

        A stockholder who wishes to communicate directly with the board, a committee of the board or with an individual director, should send the communication to:

      Hawk Corporation
      Board of Directors [or committee name or director's name, as appropriate]
      200 Public Square, Suite 1500
      Cleveland, Ohio 44114

        We will forward all stockholder correspondence about Hawk unopened to our board, committee or individual director, as appropriate.

Code of Business Conduct and Ethics

        We have a Code of Business Conduct and Ethics that applies to all employees, including our chief executive officer and our interim chief accounting officer. This Code of Business Conduct and Ethics is available on our website at www.hawkcorp.com. Any amendments or waivers to the Code of Business Conduct and Ethics that apply to our chief executive officer or interim chief accounting officer will be promptly disclosed to our stockholders.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

        This section contains a discussion of our executive compensation program, including the philosophy and objectives of the program, the policies underlying the program, the types of compensation provided by the program and how we determined the compensation paid to each executive officer.

Compensation Philosophy and Objectives

        Our executive compensation philosophy seeks to align executive compensation with our desired business direction, strategy and performance which includes achieving goals, embracing core values and building a company whose products, brands and reputation uphold a high standard of excellence. The primary objectives of the compensation program for our executive officers are to:

  •
  provide competitive levels of compensation in order to attract and retain highly qualified executives,

  •
  link executive officers' goals with the financial interests of our stockholders,

  •
  emphasize variable compensation that is tied to the creation of stockholder value, and

  •
  support our business plans and long-term goals.

        To achieve our objectives, we have designed an executive compensation program that follows the philosophy that executive compensation should relate directly to the financial performance of Hawk combined with an executive's success in achieving specified goals. Our compensation program is also designed to reward individual contributions to Hawk. The total compensation for each of our executive officers includes annual incentive compensation that is based on these factors and long-term incentives.

        Our success depends on the leadership, skills and experience of our executive officers. To attract and retain highly capable individuals, we need to ensure that our compensation program provides competitive levels of compensation. A primary goal of the compensation program is maintaining total compensation on a basis consistent with similar companies that achieve similar operating earnings, as well as other strategic and performance characteristics including the market value of officers with similar skills, breadth of experience and talent levels. We also consider the rate of inflation, corporate budgetary constraints and individual performance. The committee may, if it deems it appropriate, utilize independent national consulting services and review executive compensation of similar companies to determine appropriate levels of compensation. In 2009, the committee did not utilize any third party in connection with reviewing and determining the compensation of our executive officers.

Role of Executive Officers in Our Compensation Program

        Our compensation committee has primary responsibility for the design and implementation of our executive compensation program. The committee directly determines the compensation for Mr. Weinberg, our chairman and chief executive officer. The compensation committee, with input and recommendations from Mr. Weinberg, reviews and approves recommendations of compensation to our other executive officers. Mr. Weinberg annually reviews the performance of our other executive officers. The conclusions reached and recommendations of base salary and cash awards based on these reviews are presented to the compensation committee. The compensation committee can exercise its discretion in modifying any recommendations or stock or cash awards to executive officers.

Elements of Our Compensation Program

        We subscribe to a total compensation program composed of three primary elements:

  •
  base salary,

  •
  annual incentives, and

  •
  long term incentives.

Base Salary

        The committee views base salary as a way to provide a non-performance based element of compensation that is certain and predictable. In the early part of each year, the compensation committee reviews the salary of Mr. Weinberg and determines his base salary. The committee also reviews the recommendations of Mr. Weinberg regarding the compensation for the other executive officers and approves their respective base salaries. The committee generally considers executive officers' historic base salary, the growth of our earnings, the total compensation package, individual performance and other relevant factors. We have not found it practicable, nor have we attempted, to assign relative weights to specific factors used in determining base salary levels for individual officers.

        The base salary earned in 2009 by our executive officers was determined as described above. In light of economic conditions in 2008, the compensation committee determined to maintain the base salaries of our executive officers for 2009 at their respective levels as of December 31, 2008. The compensation committee determined that the base salaries earned in 2010 by our executive officers would increase by 5% to $787,500 for Mr. Weinberg, $404,250 for Mr. DiSantis, $346,500 for Mr. Levanduski, $236,250 for Mr. Gilbride. Mr. Bronstrup's base salary earned in 2010 would increase by 6.5% to $165.000.

Annual Incentive Compensation Plan

        Since our formation, we have provided a significant portion of total compensation for our employees, including our executive officers, in the form of incentive compensation based on our performance and success. We believe that annual incentive compensation for executive officers fulfills the philosophy and objectives of our compensation program by:

  •
  encouraging executives to attain and maintain the highest standards of performance,

  •
  attracting and retaining executive officers of outstanding competence and ability,

  •
  stimulating the active interest of executive officers in the development and financial success of Hawk, and

  •
  rewarding executive officers for outstanding performance when certain objectives are achieved.

        At the 2009 annual meeting, our stockholders approved a performance-based annual incentive plan to allow for compensation awarded to our chief executive officer and the four most highly compensated executive officers other than the chief executive officer under the annual incentive plan to qualify as tax deductible performance-based compensation under Section 162(m) of the Internal Revenue Code (the Code). The compensation program is structured to include annual incentive compensation based on performance goals. Performance goals are the goals considered by the compensation committee that can be based on the attainment of any, or a combination of, the following: EBITDA, earnings per share from continuing operations, internal growth, new business awards, new product development, economic value added, operating income, revenues, gross margin, return on operating assets, return on equity, stock price appreciation, total stockholder return (measured in terms of stock price appreciation and dividend growth), cost control, acquisitions or divestitures, customer relationships, or other items deemed material to the short or long term success of the company. The committee may not adjust upwards the amount payable pursuant to an award, nor may it waive the achievement of the applicable performance goals except in the case of a change in control of the company or the death or disability of the participant.

        The committee believes that the performance-based incentive program has been crucial in attracting, retaining and rewarding high caliber executives who are important to our success and providing incentives relating directly to our financial performance and long-term growth. In addition, the committee believes that the program has become an important part of our culture and should continue as the foundation for executive officer incentives.

        In 2009, an executive officer's opportunity to earn incentive compensation was derived from an EBITDA target. The actual award of incentive compensation was based on the overall objectives and philosophy of compensation as described in this section. The targets for all of our executive officers were determined in the early part of the year in conjunction with the establishment of our annual operating plan. The amount of incentive compensation was also influenced by a review and assessment of each executive officer's individual performance related to specific goals and incentives. In this way, incentive compensation fulfills our compensation objectives of supporting our business plan and annual goals and generating and rewarding superior individual performance.

        As in past years, total annual incentive compensation for all employees, including executive officers, was based on our achieving a specified target EBITDA (before consideration of all incentive compensation expense), as well as individual performance goals. In 2009, this EBITDA target was $25.0 million based on our 2009 operating plan and our actual EBITDA was $27.5 million. As established by our compensation committee in early 2009, Mr. Weinberg's target award was based upon a percentage of target EBITDA and his award would increase or decrease based on actual EBITDA as well as his performance goals. The other executive officers' (Mr. DiSantis, Mr. Levanduski and Mr. Gilbride) target awards were established in early 2009 by the compensation committee based on the target EBITDA of $25.0 million. Under the terms of the plan, their respective awards would then increase or decrease from this target EBITDA based on our actual 2009 EBITDA. Therefore, because actual 2009 EBITDA of $27.5 million was in excess of the $25.0 million target EBITDA, each executive officer could have received an incentive award in excess of their target awards. The committee reviewed each of the executive officer's individual performance goals and, although these individual goals were achieved, determined that notwithstanding that actual EBITDA for 2009 exceeded the target EBITDA for 2009, some adjustments downward in the actual incentive awards paid were appropriate in light of the lower 2009 EBITDA compared to 2008 EBITDA.

        Incentive compensation for 2009 under our annual incentive plan for our executive officers is set forth in the following table. All incentive compensation was paid in cash.

2009

Name	Target(1)	Maximum Potential Award Based on Actual EBITDA(2)	Incentive Award Paid
Ronald E. Weinberg	$500,000	$593,366	$591,960
B. Christopher DiSantis	$400,000	$439,312	$420,000
Joseph J. Levanduski	$200,000	$219,256	$130,000
Thomas A. Gilbride	$150,000	$164,742	$80,000

(1)
Based on target EBITDA of $25.0 million for 2009.

(2)
Based on actual EBITDA of $27.5 million for 2009.

        Mr. Bronstrup became an executive officer in August 2009 and, therefore, he remained a participant in our annual incentive compensation plan for all salaried employees and based on his target award of $46,500 and actual EBITDA, he received incentive compensation in the amount of $45,000 for 2009.

        With respect to 2010, the target awards for our executive officers were approved by the compensation committee and are set forth in the following table. The targets for our executive officers were derived from our 2010 operating plan and are based on a target 2010 EBITDA and increase or decrease from this target EBITDA based on actual EBITDA achieved for 2010.

 2010 Annual Incentive Plan Targets

Name	Target
Ronald E. Weinberg	$500,000
B. Christopher DiSantis	$450,000
Joseph J. Levanduski	$150,000
Thomas A. Gilbride	$100,000
John T. Bronstrup*	$49,500

Total	$1,249,500

*
For 2010, Mr. Bronstrup is a continuing participant in our annual incentive plan for all salaried employees.

Success Bonuses to Executive Officers

        On October 14, 2010, the compensation committee approved success bonuses for our executive officers, as set forth in the following table. These success bonuses are in addition to any 2010 bonuses to be paid under the annual incentive compensation plan. The success bonus amounts will not be due or payable, and will not be paid until after the Effective Time.

Name	Amount
Ronald E. Weinberg	$—
B. Christopher DiSantis	$400,000
Joseph J. Levanduski	$200,000
Thomas A. Gilbride	$90,000
John T. Bronstrup	$50,000

Total	$740,000

Additional Payments to Executive Officers

        On October 14, 2010, the compensation committee approved additional payments for our executive officers, as set forth in the following table. These additional payments are in addition to any success bonuses and any 2010 bonuses to be paid under the annual incentive compensation plan. The additional payments will not be due or payable, and will not be paid until after the Effective Time.

Name	Amount
Ronald E. Weinberg	$107,000
B. Christopher DiSantis	$1,000,000
Joseph J. Levanduski	$300,000
Thomas A. Gilbride	$100,000
John T. Bronstrup	$40,000

Total	$1,547,000

Long-Term Incentives

        Long-term incentives are awarded in an effort to:

  •
  attract and retain executive officers of outstanding ability,

  •
  motivate our executive officers, by means of performance-related incentives, to achieve longer-range performance goals,

  •
  enable our executive officers to participate in our long-term growth and financial success, and

  •
  establish a direct link between the financial interests of our executive officers and the creation of long-term value for our stockholders.

        We have adopted (1) our 1997 Stock Option Plan, which allowed for the issuance of incentive and non-statutory stock options, (2) our Amended and Restated 2000 Long Term Incentive Plan, which allows for the issuance of stock options, stock appreciation rights ("SARs"), restricted stock and performance-based awards, and (3) our nonqualified deferred compensation plan, which allows for company discretionary contributions. The compensation committee (or the board of directors as a whole), in consultation with executive management, is charged with designating those persons to whom options and awards are to be granted and determining the terms of the option or award. In granting options or awards, the compensation committee takes into consideration the past performance and anticipated future contribution of the potential recipient, the recruiting and retention of management talent and other relevant considerations. Our executive officers are generally eligible to receive stock options at the discretion of the compensation committee (or the board of directors as a whole). There were no options granted in 2009.

        Substantially all grants of options under the 1997 plan and the 2000 plan prior to 2007 were made with an exercise price equal to the closing price on the day before the grant. Grants made in 2007 and thereafter were made with an exercise price equal to the closing price on the date of grant. The options vest ratably over various periods. The committee believes that this procedure ties the compensation value of these stock options directly to our long-term performance as measured by its future return to our stockholders.

1997 Stock Option Plan

        Our 1997 Stock Option Plan provided for the grant of stock options to officers and other key employees. An aggregate of 700,000 shares of Hawk Common Stock were reserved for issuance pursuant to the 1997 plan. The 1997 plan terminated on May 8, 2008. Options outstanding on the termination date are subject to their terms, but no further grants were made following the termination date. The 1997 plan is administered by our compensation committee, which is responsible for designating individuals to whom options are to be granted and determining the terms and conditions of grants. In granting options, the committee considers the performance and contribution of the potential recipient and such other considerations the committee deems relevant. Options granted under the 1997 plan generally have a term of ten years. Options granted to employees generally vest at an annual rate of 20% of the shares subject to the option over a period of five years, provided the employee remains continuously employed by Hawk.

Amended and Restated 2000 Long Term Incentive Plan

        Our Amended and Restated 2000 Long Term Incentive Plan provides for the grant of stock options, SARs, restricted stock awards and performance-based awards. At our 2008 annual meeting, our stockholders approved amendments to the 2000 plan to extend it until June 4, 2018 and to increase the number of shares reserved for issuance under the plan by 615,000 shares of Hawk Common Stock. Accordingly, an aggregate of 1,315,000 shares of Hawk Common Stock were reserved for issuance pursuant to the 2000 plan.

        All of our employees are eligible to receive grants pursuant to the 2000 plan. The 2000 plan is administered by our compensation committee, which is responsible for designating individuals to whom options, SARs or awards are to be granted and determining the terms and conditions of grants. In granting options, SARs or awards, the committee considers the performance and anticipated future contribution of the potential recipient and such other considerations the committee deems relevant. Options granted under the 2000 plan generally have a term of ten years. Options granted to employees generally vest at an annual rate of 20% of the shares subject to the option over a period of five years, provided the employee remains continuously employed by Hawk. Awards outstanding on the termination date of the 2000 plan are subject to their terms, but no further grants will be made following the termination date. There were no options, SARs or awards granted in 2009 under the 2000 plan.

        On February 18, 2010, our compensation committee approved the grant of restricted stock under the 2000 plan to the following executive officers in the amounts set forth opposite their names and subject to the following conditions: 5 year vesting (20% per year beginning with the date of grant) with full vesting upon a Change of Control (as defined in the 2000 plan), voting rights, and dividend rights, all of which were evidenced by a restricted stock agreement.

Name	Restricted Stock Awards
B. Christopher DiSantis	5,000
Joseph J. Levanduski	1,500
Thomas A. Gilbride	1,000
John T. Bronstrup	300

Total	7,800

        In connection with Merger Agreement and in order to facilitate the cancellation of the outstanding in-the-money options, on October 14, 2010, our compensation committee approved amendments to the Hawk Corporation the 1997 plan and the 2000 plan to provide (1) with respect to both the 1997 plan and the 2000 plan, a net-share cashless exercise provision; and (2) for only the 1997 plan (as the 2000 plan already so provided), a change of control (as that term is defined in the 1997 plan) cash-out provision that allows for the election by the option holder to surrender his options under the 1997 plan and receive cash equal to the amount by which the change in control price (the price per share paid or offered in a bona fide transaction related to a "change in control") exceeds the exercise price multiplied by the number of shares granted under the option.

Nonqualified Deferred Compensation Plan

        We have adopted a nonqualified deferred compensation plan which became effective June 1, 2007. Under the plan, Hawk's executive officers and other eligible employees can elect to voluntarily defer up to 75% of their base salary and up to 100% of their bonus. The plan also provides for a company discretionary contribution. All company discretionary contribution amounts are subject to three year graded vesting. In 2009, the compensation committee approved discretionary contributions to our executive officers as follows: $100,000 for each of Mr. Weinberg and Mr. DiSantis, $80,000 for each of Mr. Levanduski and Mr. Gilbride and $20,000 for Mr. Bronstrup.

        Investments are allocated to funds of the participant's choosing. Participant account balances appreciate or depreciate in value based on the actual performance of the investment allocations chosen by participants. Once deferrals and any discretionary company contributions are credited to the plan, the amounts can be transferred to other investment alternatives within the plan at the participant's discretion. At the time of enrollment, participants elect distribution dates. Participants may elect to receive this account balance in a lump sum payment or in annual installments, not to exceed five years from the date the payment would have otherwise have been made.

        Upon the occurrence of a change in control (as defined in the plan), vesting is automatically accelerated and amounts from a participant's account will be distributed to the participant as soon as practicable. All account balances are payable upon death, disability, or six months after the participant ceases to be employed by Hawk.

Retirement Benefit Plans

        One of our subsidiaries, Friction Products Co., sponsors a tax-qualified non-contributory, defined benefit pension plan covering substantially all of its employees hired before January 1, 2004. We froze the plan effective May 31, 2006, to streamline the benefits available to all our employees, as well as to provide future cost savings and more cost certainty to Hawk. The plan provides participating employees with retirement benefits at normal retirement age, defined in the plan as age 65, calculated based on years of service through May 31, 2006, and the highest consecutive three-year salary of each eligible participant during the last six-year period as of December 31, 2005. Active employees may begin receiving their benefits when their age (minimum age requirement of 55) and credited years of service together equal 80 even while they are still employed by us. As of May 31, 2006, as a result of the freeze, all eligible participants became 100% vested in their benefits even if they had not earned the required years of service to become fully vested.

        The annual benefit payable at normal retirement age for each named executive officer is as follows: Mr. Weinberg—$90,479; Mr. DiSantis—$13,932; Mr. Gilbride—$45,850 and Mr. Levanduski—$29,200. Mr. Weinberg began receiving his annual benefit under the pension plan on October 1, 2006. Mr. Bronstrup is not a participant in the pension plan.

        We maintain a tax-qualified plan under Section 401(k) of the Code that covers substantially all of our U.S. employees. The plan generally provides for voluntary employee pre-tax contributions ranging from 1% to 50% of employee compensation and a discretionary profit sharing contribution allocated to each employee based on compensation. In 2009, the plan provided a company matching contribution of 75% through July 5, 2009 of up to 6% of employee compensation contributed to the plan up to limits established by the Internal Revenue Service (IRS). Due to economic conditions, the company matching contribution was suspended on July 5, 2009. However, the company matching contribution was reinstated on March 1, 2010 and is now 50% of up to 6% of the employment compensation contribution to the 401(k) plan up to the limits established by the IRS. Profit sharing contributions to the plan are approved by our board based on our annual financial performance. Upon approval of the total amount of the profit sharing contribution, individual allocations, including those to our named executive officers, are based on a percentage of each eligible participant's total compensation, subject to limitations imposed by the IRS. In 2009, we made no discretionary contributions to the 401(k) plan. We made $497,575, which amount includes a forfeiture credit of $77,145, in matching contributions to the plan in 2009.

Perquisites and Other Fringe Benefits

        Our executive officers receive health and welfare benefits, such as group medical, group life and long-term disability coverage, under plans generally available to all other salaried employees. In addition, our executive medical plan provides for the payment of all medical, dental and vision expenses not covered under the group medical plan. The payments include all employee co-payments, payments in excess of the 80% covered under the group medical plan and general medical expenses not covered under the group medical plan. Certain of our executive officers receive other perquisites, including payment of organization membership dues, limited use of a leased corporate aircraft based on the incremental cost to us and car allowance and related automobile expenses.

Employment Agreements

        We have entered into employment agreements with Mr. Weinberg, Mr. DiSantis and Mr. Levanduski because we believe that it is important to secure the leadership of these key management individuals.

        Mr. Weinberg.    Pursuant to his employment agreement, as amended, Mr. Weinberg has agreed to serve as our chairman of the board or chief executive officer, or both, through December 31, 2014. As described, Mr. Weinberg receives a base salary and typically an annual bonus. Mr. Weinberg's base salary may be increased by the compensation committee, and his annual bonus is determined in the sole discretion of the compensation committee. Mr. Weinberg is also eligible to participate in our standard employee benefit programs and our long term incentive plans.

        Mr. Weinberg may terminate the employment agreement for "good reason" for "cause" defined as (1) any action by Hawk which materially diminishes Mr. Weinberg's authorities, duties or responsibilities, including a requirement that Mr. Weinberg report to another officer instead of the board of directors, (2) a material change in the location of Hawk, (3) a material diminution of Mr. Weinberg's salary or (4) a material diminution in the budget over which Mr. Weinberg has authority. If the employment agreement is terminated by Mr. Weinberg for "good reason" or by us for any reason other than for "cause," he will receive a lump sum payment in an amount equal to base salary for the remaining of the term of his employment agreement and an amount equal to the total annual bonuses that he received for the number of years preceding his termination equal to the number of years remaining of the term of the employment agreement (but in no event for purposes of this calculation will the remainder of the term be less than three years). Mr. Weinberg will also continue to receive his medical insurance benefits for remainder of the term of the employment agreement.

        If Mr. Weinberg becomes mentally or physically disabled during the term of his employment agreement, we will pay his base salary for the remainder of the year in which a disability occurs at the same rate as immediately prior to the disability. We will also pay the amount of any annual bonus for the year in which a disability occurs as if no disability occurred. Following the year in which a disability occurs, we will pay wage continuation payments for the remainder of Mr. Weinberg's life in an annual amount equal to sixty percent of his average annual base salary for the three consecutive years of employment preceding the disability, and we will pay an annual bonus in an amount equal to sixty percent of his average annual bonus for the three consecutive years of employment preceding the disability. The disability payments will be offset by any disability insurance we may provide and any payments made from our defined benefit pension plan, which has been frozen.

        If Mr. Weinberg dies during the term of his employment agreement, we will pay his surviving spouse, if any, a prorated annual bonus for the year in which Mr. Weinberg dies, and we will continue to provide health care benefits to Mr. Weinberg's surviving spouse for the balance of the employment period or until his surviving spouse attains the age of sixty-five (65) years, whichever is longer and when his surviving spouse attains the age of sixty-five (65) years, Medicare shall be the primary provider of medical coverage and the existing health care coverage shall be the secondary payor but the combined benefits of Medicare and the Medicare supplemental policy shall be substantially the same as then available under our existing health care coverage for active employees. If Mr. Weinberg is not survived by a spouse, we will pay his beneficiaries or estate his base salary for two years following his death and a prorated bonus for the year in which he died.

        Pursuant to his employment agreement, Mr. Weinberg is required to devote such time and effort to our business and affairs as is necessary to discharge his duties. Mr. Weinberg may not engage in any competitive business while employed by us and for a period of two years thereafter.

        In January 1998, we entered into a split dollar life insurance agreement with Mr. Weinberg pursuant to which we purchased a life insurance policy on the life of Mr. Weinberg in the face amount of $4.1 million. Under the terms of this split dollar agreement, we pay the annual premium of the insurance policies in the amount of $60,586 for Mr. Weinberg's policies, and we will be reimbursed for such payment from the policy proceeds in an amount equal to the greater of the cash value of the policies or the total amount of premiums paid during the term of the policies. The remaining proceeds of the policies will be paid to beneficiaries designated by Mr. Weinberg. The split dollar agreement will terminate upon the occurrence of any of the following events:

  •
  total cessation of our business,

  •
  our bankruptcy, receivership or dissolution, or

  •
  the termination of Mr. Weinberg's employment by us (other than for reason of his death or mental or physical disability).

        Upon the termination of the split dollar agreement, Mr. Weinberg will have the right to purchase the policy covered thereby for an amount equal to the greater of the cash value of the policy or the total amount of premiums paid during the term of the policy.

        In connection with the transaction with Carlisle and as a condition to Carlisle's execution of the Merger Agreement, Mr. Weinberg and Carlisle agreed that Mr. Weinberg would no longer have a role with Hawk after the Merger. Therefore, on October 14, 2010, Hawk, Friction Products Co. and Mr. Weinberg entered into an Amendment to Agreements in connection to his Second Amended and Restated Employment Agreement, dated March 31, 1998, between Hawk, Friction Products Co., and Mr. Weinberg, and his Split-Dollar Agreement as amended, dated January 23, 1998, between Hawk and Mr. Weinberg, to allow for the reduction of certain benefits under his employment agreement in connection with such termination. Under his employment agreement, Mr. Weinberg would have been entitled to severance totaling approximately $10.9 million ($7.4 million plus approximately $3.5 million for tax adjustments) and medical benefits for the remainder of the term of his agreement through December 31, 2014. Instead and in furtherance of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, Mr. Weinberg agreed to forego his rights to such severance in return for a significantly reduced severance package (the "Weinberg Amendment"), the final terms of which were not agreed to until October 14, 2010, one week after Hawk and Carlisle reached agreement on the $50.00 per share Offer Price as follows:

  •
  A $1.6 million severance payment payable immediately following the Effective Time,

  •
  Payment by Hawk of Mr. Weinberg's medical benefits under the existing Hawk medical plans for the 18 months of his COBRA period following the Effective Time,

  •
  Assignment of the Massachusetts Mutual Life policies in the face amounts of $3,800,000 and $271,397, respectively (the "Policies") based on the current cash surrender value of the Policies under Section 10(a) of Mr. Weinberg's split-dollar agreement with Hawk, without any payment from Mr. Weinberg, net of any tax obligations of Mr. Weinberg's arising from the assignment (approximately $781,000), and

  •
  Other benefits, including use of his office and assistant through June 30, 2011.

        The Weinberg Amendment will be effective immediately following the Effective Time.

        Mr. DiSantis.    Pursuant to Mr. DiSantis' employment agreement, as amended and restated in August 2009, he will be employed as our president and chief operating officer for an initial term that expires on August 21, 2014. The term may be extended for additional one year periods. Mr. DiSantis receives a base salary and an opportunity to earn incentive compensation on an annual basis determined by our chairman with the advice and consent of the compensation committee. Mr. DiSantis is also eligible to participate in our standard employee benefit programs and our long term incentive plans. If the employment agreement is terminated by us for any other reason than "cause," as defined in his change in control agreement, Mr. DiSantis will continue to receive his annual salary and medical insurance benefits for two years following termination, any unvested equity awards granted under the 1997 plan or the 2000 plan will become immediately vested, effective on the date of termination, and any company contribution under Hawk's deferred compensation plan will become fully vested and nonforfeitable effective on the date of termination. If Mr. DiSantis becomes mentally or physically disabled during his employment term, he will be entitled to receive his annual salary for one year after the date of his disability. If we terminate the employment agreement with Mr. DiSantis after a period of one year after the onset of such disability, he will be entitled to receive his annual salary for a period of one year, we will provide medical insurance benefits to Mr. DiSantis and his family for a period of one year and any unvested stock awards and discretionary contributions will become immediately vested. If he dies during the term of his agreement, we will pay compensation to his surviving spouse or beneficiaries for one year at the rate of his annual salary, provide medical insurance benefits to his family for one year and any unvested stock awards and discretionary contributions will become immediately vested.

        During Mr. DiSantis' employment and for a period of two years thereafter, he is precluded from competing with Hawk either as an employee or otherwise.

        In connection with his employment agreement, Mr. DiSantis entered into an amended and restated change in control agreement in August 2009 as described in "Change of Control Agreements" below. If Mr. DiSantis is entitled to severance benefits pursuant to the change in control agreement, he is not entitled to any severance benefits described in his employment agreement.

        In August 2009, we entered into a split dollar life insurance agreement with Mr. DiSantis pursuant to which we purchased a life insurance policy on the life of Mr. DiSantis in the face amount of $2.0 million. Under the terms of this split dollar agreement, we will be reimbursed for the total premiums paid under the policy by us from the policy proceeds in an amount equal to the greater of the cash value of the policy or the total amount of premiums paid during the term of the policy. The remaining proceeds of the policy will be paid to a beneficiary designated by Mr. DiSantis. The split dollar agreement will terminate upon the occurrence of any of the following events:

  •
  total cessation of our business,

  •
  our bankruptcy, receivership or dissolution, or

  •
  the termination of Mr. DiSantis' employment by us (other than for reason of his death or mental or physical disability).

        Mr. DiSantis may also terminate the agreement upon written notice to Hawk. For a period of 60 days after the termination of the split dollar agreement, Mr. DiSantis will have the right to purchase the policy covered thereby for an amount equal to the greater of the cash value of the policy or the total amount of premiums paid during the term of the policy. In August 2009, we also purchased a term life insurance policy on the life of Mr. DiSantis in the face amount of $3.0 million. We pay the annual premiums of these life insurance policies which premiums were $24,230 for 2009.

        Mr. Levanduski.    Mr. Levanduski entered into an employment agreement with us in August 2006 and amended in November 2006 and December 2008, pursuant to which he will continue to be employed by Hawk in a senior management position for an initial term that expires on August 14, 2011. The term may be extended for additional one year periods. Mr. Levanduski receives a base salary and an opportunity to earn incentive compensation on an annual basis determined by our compensation committee, based on the recommendation of chief executive officer. Mr. Levanduski is also eligible to participate in the standard employee benefit programs offered by us and our long term incentive plans. If the employment agreement is terminated by us for any other reason than misconduct by Mr. Levanduski, he will continue to receive his base salary and medical insurance benefits for two years following termination and any unvested equity awards granted under the 1997 plan or the 2000 plan will become immediately vested, effective on the date of termination. If Mr. Levanduski becomes mentally or physically disabled during his employment term, he will be entitled to receive the rate of compensation earned immediately prior to his disability for one year thereafter. If Mr. Levanduski dies during the term of his agreement, we will pay compensation to his surviving spouse or beneficiaries for one year at the rate of compensation earned immediately prior to his death and provide medical insurance benefits to his family for one year.

        During Mr. Levanduski's employment and for a period of two years thereafter, he is precluded from competing with Hawk either as an employee or otherwise.

        In connection with his employment agreement, Mr. Levanduski entered into a change in control agreement. If Mr. Levanduski is entitled to severance benefits pursuant to the change in control agreement, he is not entitled to any severance benefits described in his employment agreement.

        Thomas A. Gilbride.    In connection with the transaction with Carlisle and after Hawk and Carlisle had agreed on the $50.00 per share Offer Price, Carlisle agreed that Hawk could enter into a letter agreement with Mr. Gilbride, dated October 14, 2010, that provides that Mr. Gilbride cannot be terminated (except for cause) prior to July 2, 2011. If Mr. Gilbride is employed by Hawk's wholly-owned subsidiary, Friction Products Co., through July 2, 2011, his right to full participation in Friction Product Co.'s pension plan will fully vest (the "Gilbride Amendment"). The Gilbride Amendment will be effective immediately following the Effective Time.

Change in Control Agreements

        In August 2006, and amended in December 2008, Mr. DiSantis, Mr. Gilbride and Mr. Levanduski each entered into our executive officer change in control agreement which provides severance benefits if the executive officer's employment is terminated following a change of control, as defined in the agreement. Mr. DiSantis' change in control agreement was amended and restated in August 2009 in connection with his amended and restated employment agreement. The change in control agreements are meant to induce the continued employment of our executive officers and to enhance their loyalty and performance by providing them with compensation and benefits in the event a change in control of Hawk occurs.

        These severance benefits will only be paid if the termination of employment occurs within three years following a change in control and the termination was a qualifying termination, as defined in each agreement. If these conditions are met, each executive officer will be entitled to receive severance payments based on the prior two year average of each executive's base salary and bonus paid multiplied by 2.99 and medical benefits for a period of three years. In addition, vesting of the executive's outstanding equity awards will be accelerated. The agreement precludes the executive officer from competing with us, as an employee or otherwise, for a period of one year following the termination of employment, however caused.

        On August 19, 2010, Hawk and John Bronstrup, the former interim principal accounting officer and current controller of Hawk, entered into a change of control agreement pursuant to which Mr. Bronstrup would be entitled to a payment equal to one year's salary in the event that Mr. Bronstrup is terminated within three years following a change in control of Hawk.

Stock Ownership Guidelines

        We have no formal guidelines on stock ownership by our executive officers. However, in order to link the interests of management and stockholders, executive officers are encouraged to use shares obtained on the exercise of their stock options or through direct market purchases to maintain or to establish a significant level of direct stock ownership.

Accounting and Tax Considerations

        In designing our compensation program, we take into consideration the accounting and tax effect that each element will or may have on Hawk and our executive officers.

        Section 162(m) of the Code limits our federal income tax deduction for compensation expense in excess of $1 million paid to certain executive officers. However, "qualified performance-based compensation" may be excluded from the limit because of the performance-based annual incentive plan approved by our stockholders at the 2009 annual meeting. The committee attempts, to the extent practicable, to structure a significant portion of our executive officers' compensation as "performance-based."

        Section 409A of the Code relates to accounting treatment for deferred compensation. We have reviewed and revised all of our plans and agreements that provide for deferred compensation for compliance with Section 409A.

        Effective January 1, 2006, in accordance with FASB ASC Topic 718, "Stock Compensation" (ASC 718), we began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. We adopted ASC 718 using the "modified prospective application." The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption.

EXECUTIVE COMPENSATION

        The following summary compensation table summarizes the compensation paid by us to our principal executive officer, principal financial officer and our most highly compensated executive officers. The table includes some types of compensation, such as unvested option awards, that are contingent in nature and the amount listed for such types of compensation are based solely on estimates or valuations under accounting rules, as further explained in the footnotes following the table. Accordingly, the executives officers listed in the table may never receive the value of certain items included under the total column or the amounts received may differ significantly from the amount listed in the table. Therefore, the summary compensation table should be read in conjunction with the other tables below and the compensation discussion and analysis preceding the tables.

 SUMMARY COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2) ($)	All Other Compensation(3) ($)	Total ($)
Ronald E. Weinberg,	2009	778,846	—	—	591,960	193,706	322,575	1,887,087
Chairman of the Board and	2008	734,470	750,000	—	926,000	—	288,873	2,699,343
Chief Executive Officer	2007	646,933	50,000	—	875,000	—	368,176	1,940,109
B. Christopher DiSantis,	2009	399,808	—	—	420,000	71,710	178,480	1,069,998
President and Chief	2008	378,269	630,000	884,621	140,000	—	150,583	2,183,473
Operating Officer	2007	322,475	70,000	260,883	250,000	1,391	109,570	1,014,319
Joseph J. Levanduski,	2009	342,692	—	—	130,000	101,088	128,421	702,201
Senior Vice President—	2008	324,231	80,000	457,562	120,000	—	189,508	1,171,301
Chief Financial Officer and	2007	287,751	70,000	—	120,000	157	116,849	594,757
Director of Corporate Development
Thomas A. Gilbride,	2009	233,654	—	—	80,000	41,044	137,616	492,314
Vice President—Finance and	2008	223,077	44,750	356,170	75,250	—	184,627	883,874
Treasurer	2007	183,646	15,000	43,481	75,000	—	110,087	427,214
John T. Bronstrup	2009	160,962	—	—	45,000	36,326	25,832	268,120
Former Interim Chief Accounting Officer(4)

(1)
Amounts represent the compensation expense recognized on outstanding stock option awards under ASC Topic 718. We use the Black-Scholes option pricing model to estimate compensation cost for stock option awards. The assumptions used in the model were (1) expected life of 5.5 years for each option, (2) dividend yield of 0.0%, (3) expected stock price volatility of 86.2% for 2008 and 87.2% for 2007, and (4) a risk-free rate of return of 3.2% in 2008 and 5.0% in 2007.

(2)
With respect to pension benefits, because of the freeze of the pension benefit plan in 2006, values did not change in 2007, 2008 and 2009. The 2007 amounts only reflect earnings with respect to nonqualified deferred compensation plan earnings, which plan was established in June 2007. There were no earnings with respect to the nonqualified deferred compensation plan in 2008. The 2009 amounts only reflect earnings with respect to nonqualified deferred compensation plan earnings.

(3)
The following all other compensation table details all other compensation for 2009 shown in the summary compensation table for our most highly compensated officers. In addition to the information in the table, all other compensation includes, for Mr. Weinberg, part-time administrative support for personal financial matters.

(4)
Mr. Bronstrup was the Interim Chief Accounting Officer from August 2009 through July 2010. On July 28, 2010, Mr. Bronstrup resumed his previous position as Corporate Controller of Hawk.

All Other Compensation for 2009

	Discretionary Contribution(1) ($)	Medical Expenses under Executive Insurance Plan ($)	Company Contributions to 401(k) Plan(2) ($)	Insurance Policy Coverage Premiums(3) ($)	Organization Membership Dues ($)	Personal Use of Company Aircraft(4) ($)	Car Allowance and Related Services ($)	Payment of Taxes(5) ($)
Ronald E. Weinberg	100,000	15,357	8,541	60,586	35,692	44,981	19,215	14,120
B. Christopher DiSantis	100,000	11,814	11,025	27,980	—	—	13,662	13,999
Joseph J. Levanduski	80,000	14,017	11,025	—	2,523	—	8,870	11,986
Thomas A. Gilbride	80,000	21,297	5,979	10,071	466	—	1,822	17,981
John T. Bronstrup	20,000	—	5,832	—	—	—	—	—

(1)
Amount represents a nonqualified plan contribution.

(2)
Amount represents employer matching contribution.

(3)
Represents the premiums that were paid by us for life and disability insurance coverage. With respect to Mr. DiSantis, it includes $20,000 in annual premiums for his split dollar life insurance agreement and $4,230 in annual premiums for his term life insurance policy. With respect to Mr. Gilbride, it includes $9,066 in annual premiums for his split dollar insurance policy.

(4)
The calculation on personal use of company leased aircraft is based on the variable operating cost to us, which is calculated by multiplying the aircraft's hourly variable operating costs by a trip's flight time, plus federal excise taxes and passenger segment fees (based on the number of passengers on the flight) for each personal flight. Fixed costs that do not vary based upon usage are not included in the calculation of the variable operating costs as these costs do not vary based on usage. On certain occasions a spouse or other family member may accompany one of our executives on a flight. No additional variable operating cost is incurred in such situations under the above calculation as these costs would not be incremental. Our aircraft usage policy encourages the use of company leased aircraft for the travel needs of Mr. Weinberg, including personal travel, in order to minimize and more efficiently utilize his travel time, protect the confidentiality of his travel and our business and to enhance his personal security.

(5)
Represents taxes payable by the executive officer and reimbursed by us for medical expenses under our executive insurance plan and automobile expenses and related services, excluding car allowance.

Grants of Plan-Based Awards in 2009

        The following table summarizes information with respect to grants of non-equity awards to our most highly compensated executive officers in 2009. There were no equity plan awards granted in 2009.

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards				Equity Plan Awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum(1) ($)	All Other Option Awards: Number of Shares Underlying Options	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
Ronald E. Weinberg		—	500,000	(2)(3)	—	—	—	—
B. Christopher DiSantis		—	400,000	(2)(3)	—	—	—	—
Joseph J. Levanduski		—	200,000	(2)(3)	—	—	—	—
Thomas A. Gilbride		—	150,000	(2)(3)	—	—	—	—
John T. Bronstrup		—	46,500	(2)(3)	—	—	—	—

(1)
Our annual incentive compensation plan prohibits awards greater than $4.0 million to any participant for any plan year.

(2)
Because these are annual cash awards under our annual incentive compensation plan, no grant date is shown. Actual payouts are shown in the non-equity incentive plan compensation column of the summary compensation table and are specifically identified in the table.

(3)
Indicates the target annual incentive award opportunity in our annual incentive compensation plans based on the target EBITDA for 2009. For additional information concerning the annual incentive compensation plan, see pages I-16 through I-18.

Option Exercises and Stock Vested

        The following table summarizes information with respect to options exercised by Mr. Weinberg in 2009. None of our other most highly compensated executive officers exercised options in 2009.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise* ($)
Ronald E. Weinberg	10,000	37,000

*
Shares acquired on exercise were not sold by Mr. Weinberg. Amount represents the value that would have been received by Mr. Weinberg upon sale of the shares acquired upon exercise and is based on the difference between the current market price at the time of exercise and the exercise price of the options.

        Our executive officers did not hold any restricted stock awards as of December 31, 2009.

Outstanding Equity Awards at December 31, 2009

        The following table summarizes information with respect to the stock options held by our most highly compensated executive officers as of December 31, 2009.

	Option Awards
Name	Number of Underlying Unexercised Options Exercisable	Number of Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date*
Ronald E. Weinberg	135,967	—	3.74	10/05/2011
B. Christopher DiSantis	26,000	—	5.05	1/30/2014
	10,000	—	6.75	8/20/2014
	30,000	20,000	12.40	11/03/2016
	12,000	18,000	11.80	5/17/2017
	4,000	16,000	18.13	2/22/2018
	6,000	24,000	18.29	6/19/2018
	4,000	16,000	15.30	10/14/2018
Joseph J. Levanduski	19,118	—	3.40	10/05/2011
	50,000	—	5.05	1/30/2014
	10,000	—	6.75	8/20/2014
	2,000	8,000	18.13	2/22/2018
	5,000	20,000	18.29	6/19/2018
Thomas A. Gilbride	3,824	—	3.40	10/05/2011
	16,000	—	6.75	8/20/2014
	2,000	3,000	11.80	5/17/2017
	4,000	16,000	18.29	6/19/2018
	2,000	8,000	15.30	10/14/2018
John T. Bronstrup	—	—	—	—

*
The table on the next page details the vesting schedule for the stock option grants based on the termination date of the relevant grant.

Option Expiration Date	Option Vesting Dates
9/24/2009	20% on 9/24/2000, 20% on 9/24/2001, 20% on 9/24/2002, 20% on 9/24/2003 and 20% on 9/24/2004
2/01/2010	20% on 2/01/2001, 20% on 2/01/2002, 20% on 2/01/2003, 20% on 2/01/2004 and 20% on 2/01/2005
10/05/2011	50% on 10/05/2002 and 50% on 10/05/2003
1/30/2014
20% on 1/30/2005, 20% on 1/30/2006, 20% on 1/30/2007, 20% on 1/30/2008 and 20% on 1/30/2009, except in the case of Mr. Levanduski who has 30,000 options with an expiration date of 1/30/2014 that vest in accordance with the foregoing schedule and 20,000 options that were fully vested as of December 31, 2006
8/20/2014	20% on 8/20/2005, 20% on 8/20/2006, 20% on 8/20/2007, 20% on 8/20/2008 and 20% on 8/20/2009
11/03/2016	20% on 11/03/2007, 20% on 11/03/2008, 20% on 11/03/2009, 20% on 11/03/2010 and 20% on 11/03/2011
5/17/2017	20% on 5/17/2008, 20% on 5/17/2009, 20% on 5/17/2010, 20% on 5/17/2011 and 20% on 5/17/2012
2/21/2018	20% on 2/21/2009, 20% on 2/21/2010, 20% on 2/21/2011, 20% on 2/21/2012 and 20% on 2/21/2013
6/19/2018	20% on 6/19/2009, 20% on 6/19/2010, 20% on 6/19/2011, 20% on 6/19/2012 and 20% on 6/19/2013
10/14/2018	20% on 10/14/2009, 20% on 10/14/2010, 20% on 10/14/2011, 20% on 10/14/2012 and 20% on 10/14/2013

Pension Benefits

        The following table shows the present value of accumulated pension benefits payable to each of our most highly compensated executive officers, including the number of years of service credited to each officer. Mr. Bronstrup is not a participant in the Friction Products Co. Employees Pension Plan. The number of years of service has been frozen for each executive officer effective May 31, 2006, pursuant to the freeze of the pension plan.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit* ($)	Payments Made During 2009 ($)
Ronald E. Weinberg	Friction Products Co. Employees Pension Plan	17.2	890,614	90,478
B. Christopher DiSantis	Friction Products Co. Employees Pension Plan	5.4	43,838	—
Joseph J. Levanduski	Friction Products Co. Employees Pension Plan	10.8	175,279	—
Thomas A. Gilbride	Friction Products Co. Employees Pension Plan	17.2	501,555	—

*
For details regarding the assumptions, please refer to Note "11—Employee Benefits" in the Consolidated Financial Statements of Form 10-K of Hawk filed with the SEC on March 10, 2010. For additional information on our pension plan, see page I-21.

Nonqualified Deferred Compensation

        Our nonqualified deferred compensation plan was effective on June 1, 2007. For additional information on our deferred compensation plan, see page I-20. The following table sets forth information regarding 2009 contributions, earnings and withdrawals/distributions to each of our most highly compensated executive officers.

Name	Executive Contributions ($)	2009 Company Contributions(1) ($)	Aggregate Earnings in 2009(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2009(3)(4) ($)
Ronald E. Weinberg	185,631	100,000	193,706	—	671,923
B. Christopher DiSantis	53,981	100,000	71,710	—	472,791
Joseph J. Levanduski	35,135	80,000	101,088	—	332,595
Thomas A. Gilbride	17,782	80,000	41,044	—	278,341
John T. Bronstrup	7,389	20,000	36,326	—	99,950

(1)
Amounts are included in the summary compensation table in the column labeled all other compensation. 2009 contributions by Hawk were not credited to participant accounts until 2010.

(2)
Earnings reflect any increase or decrease in the account balance between the beginning of the year and the end of the year, less any executive or company contributions and any amounts withdrawn or distributed. Amounts are included in the summary compensation table in the column labeled "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

(3)
2009 company contributions were not credited to participant accounts until 2010 and therefore are not included in this column.

(4)
Of the aggregate balance at December 31, 2009, $671,923 is vested for Mr. Weinberg, $317,129 is vested for Mr. DiSantis, $99,163 is vested for Mr. Levanduski, $88,436 is vested for Mr. Gilbride and $31,578 is vested for Mr. Bronstrup.

Severance Compensation

        We do not have a general severance policy applicable to all employees. Accordingly, we have entered into certain agreements that require us to make payments and provide benefits to certain of our most highly compensated executive officers in the event of a termination of their employment, including in connection with a change in control. For purposes of the description of the potential payments and benefits set forth below, we have assumed that the triggering event with respect to a termination or change in control occurred as of December 31, 2009, the last business day of our last fiscal year, and that the per share price of Hawk Common Stock was $17.61, the closing price on that date. The actual amounts of any payments and the value of any benefits can only be determined at the time of change in control or termination of one of our most highly compensated executive officers. For additional information regarding the agreements with our executive officers, see pages I-21 through I-25.

	Triggering Event
Estimated Potential Payment	Termination other than for Misconduct Pursuant to Employment Agreement ($)	Termination after a "Change in Control" Pursuant to Change in Control Agreement(1) ($)	Death Pursuant to Employment Agreement ($)	Disability Pursuant to Employment Agreement ($)
Ronald E. Weinberg(2)
Compensation Payments	10,864,012	—	4,662,136	12,567,706
Benefit Payments	54,153	—	177,116	—
B. Christopher DiSantis
Compensation Payments	770,000	1,988,350	5,405,000	783,132
Benefit Payments	25,404	39,455	12,273	13,132	(3)
Accelerated vesting of balance in deferred compensation account	155,662	—	155,662	—
Accelerated vesting of option awards	1,655,340	1,655,340	1,655,340	1,197,480	(4)
Joseph J. Levanduski
Compensation Payments	660,000	1,360,450	330,000	330,000
Benefit Payments	25,404	39,455	12,273	—
Accelerated vesting of option awards	493,080	493,080	—	—
Thomas A. Gilbride(5)
Compensation Payments	—	904,849	834,148	—
Benefit Payments	—	15,741	—	—
Accelerated vesting of option awards	—	475,470	—	—
John T. Bronstrup(6)	—	—	—	—

(1)
"Change in Control" means any acquiring person, alone or together with its affiliates and associates, has acquired or obtained the right to acquire the beneficial ownership of fifty percent (50%) or more of our shares of Hawk Common Stock then outstanding.

(2)
As further described on page I-23 pursuant to the Weinberg Amendment, upon the consummation of the transactions contemplated in the Merger Agreement, Mr. Weinberg will receive:

•
A $1.6 million severance payment immediately payable following the Effective Time,

•
Payment by Hawk of Mr. Weinberg's medical benefits under the existing Hawk medical plans for the 18 months of his COBRA period following the Effective Time,

•
Assignment of the Policies based on the current cash surrender value of the Policies under Section 10(a) of Mr. Weinberg's Split-Dollar Agreement with Hawk, without any payment from Mr. Weinberg, net of any tax obligations of Mr. Weinberg's arising from the assignment (approximately $781,000), and

•
Other benefits, including use of his office and assistant through June 30, 2011.

(3)
Benefit payments occur if Hawk terminates the employment agreement with Mr. DiSantis after a period of one year after the onset of a disability.

(4)
Accelerated vesting of option awards occurs if Hawk terminates the employment agreement with Mr. DiSantis after a period of one year after the onset of a disability.

(5)
As further described on page I-25, Mr. Gilbride cannot be terminated by Carlisle (except for cause) following the consummation of the transactions contemplated by the Merger Agreement prior to July 2, 2011.

(6)
As further described on page I-25, Mr. Bronstrup is entitled to a payment equal to one year's salary, or $165,000, in the event that Mr. Bronstrup is terminated within three years following the consummation of the transactions contemplated by the Merger Agreement. In addition, if Mr. Bronstrup is terminated pursuant to his change in control agreement and he elects continuation of coverage under COBRA, Hawk will pay 100% of his COBRA premiums for 12 months following the month of his termination, or $12,273.

        Following termination of employment, certain of our executive officers will receive payment of retirement benefits and nonqualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2009 is set forth in the sections above entitled "Pension Benefits" and "Nonqualified Deferred Compensation."

        Mr. DiSantis and Mr. Gilbride have death benefit coverage under split-dollar life insurance policies. Death benefits are payable upon the death of Mr. DiSantis and Mr. Gilbride. At that time, we will recover the greater of the cash value of the policy or the total premiums we paid for the policy, and the remaining death benefit will be payable to Mr. DiSantis' and Mr. Gilbride's designated beneficiaries. As of December 31, 2009, the amount of the death benefit payable to Mr. DiSantis' and Mr. Gilbride's beneficiaries was $5,020,000 and $834,148, respectively.

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

        Mr. Berlin and Mr. Bishop currently serve on the compensation committee. Neither Mr. Berlin nor Mr. Bishop is or has been an officer or employee of Hawk.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of October 29, 2010, information regarding the beneficial ownership of Hawk Common Stock and Series D preferred stock, by:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of such stock,

  •
  each director,

  •
  each executive officer in our summary compensation table, and

  •
  all our directors and executive officers as a group.

        This table does not include shares of Hawk Common Stock available for grant under the Amended and Restated 2000 Long Term Incentive Plan, options held by directors and executive officers that are outstanding, but not presently exercisable, and options held by persons other than directors and executive officers in an amount totaling 610,920 shares.

	Beneficial Ownership(1)
	Class A Common
					Series D Preferred
			Right to Acquire(3)
Names and Address(2)	Shares			Percentage	Shares	Percentage
Carlisle Companies Incorporated	2,799,411		—	35.4%	—	—
13925 Ballatyne Corporate Place
Suite 400
Charlotte, North Carolina 28277(4)
Ronald E. Weinberg(4)(5)(6)	1,273,998		135,967	17.5%	689	45%
Norman C. Harbert(4)(5)(7)	1,096,506		—	13.8%	689	45%
Byron S. Krantz(4)(5)(8)	283,972		8,968	3.7%	152	10%
Mario J. Gabelli(9)	1,097,385		—	14.1%	—	—
One Corporate Center
Rye, New York 10580
Joseph J. Levanduski(10)	41,500		88,117	1.6%	—	—
B. Christopher DiSantis(11)	18,200		102,000	1.5%	—	—
Thomas A. Gilbride(12)	41,238		28,824	*	—	—
John T. Bronstrup(13)	4,745		—	*	—	—
Dan T. Moore, III	47,707		8,968	*	—	—
Paul R. Bishop	30,101		2,000	*	—	—
Andrew T. Berlin	10,673		—	*	—	—
Richard T. Marabito	3,458		—	*	—	—
All directors and executive officers as a group (11 individuals)	2,912,098	(14)	374,844	40.4%	1,530	100%

*
Less than 1%

(1)
Unless otherwise indicated, we believe that all persons named in the table have sole investment and voting power over the shares of capital stock owned.

(2)
Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Hawk Corporation, 200 Public Square, Suite 1500, Cleveland, Ohio 44114.

(3)
Shares of Hawk Common Stock the directors and executive officers have the right to acquire through stock options that are or will become exercisable within 60 days.

(4)
Carlisle may be deemed to beneficially own an aggregate of 2,799,547 Shares of Hawk Common Stock, as a result and subject to the terms of the Tender Agreements (defined below), pursuant to which Carlisle may be deemed to share the power to vote and dispose of such Shares of Hawk Common Stock for the limited purposes described in the Tender Agreements.

(5)
Each of these stockholders is a party to an agreement governing the voting and disposition of all shares of voting stock of which such stockholders are the legal or beneficial owners. Each such stockholder disclaims beneficial ownership of the shares of voting stock owned by the other such stockholders. See "Stockholders' Agreement" below.

(6)
Includes 1,083,153 shares of Hawk Common Stock held by the Weinberg Family Limited Partnership, an Ohio limited partnership, of which Mr. Weinberg is the managing general partner. Also includes 150 shares of Series D preferred stock held by the Weinberg Family Limited Partnership. Does not include 60,000 shares of Hawk Common Stock held by the Friction Products Co. Pension Plan, of which Mr. Weinberg is a trustee.

(7)
Includes 35,000 shares of Hawk Common Stock held by the Harbert Foundation, an Ohio nonprofit corporation of which Mr. Harbert is one of the trustees, 1,000,511 shares of Hawk Common Stock held by the Harbert Family Limited Partnership, an Ohio limited partnership, of which Mr. Harbert is the managing general partner, and 2,179 shares held by Mr. Harbert's 401(k) plan. Also includes 150 shares of Series D preferred stock held by the Harbert Family Limited Partnership. Does not include 60,000 shares of Hawk Common Stock held by the Friction Products Co. Pension Plan, of which Mr. Harbert is a trustee.

(8)
Includes 243,876 shares of Hawk Common Stock held by the Krantz Family Limited Partnership, an Ohio limited partnership, of which Mr. Krantz is the managing general partner. Also includes 33 shares of Series D preferred stock held by the Krantz Family Limited Partnership. Does not include 60,000 shares of Hawk Common Stock held by the Friction Products Co. Pension Plan, of which Mr. Krantz is a trustee.

(9)
Based solely on information in the Amendment No. 13 to Schedule 13D filed with the SEC dated October 15, 2010. Includes 5,000 shares owned by Mr. Gabelli individually, 937,285 shares owned by GAMCO Asset Management Inc., 3,000 shares owned by Gabelli Securities, Inc, 151,100 shares owned by the Gabelli Small Cap Growth Fund and 1,000 shares held by investment partnerships.

(10)
Shares include 1,500 restricted shares for which the recipient has the right to vote but of which 1,200 are unvested.

(11)
Shares include 5,000 restricted shares for which the recipient has the right to vote but of which 4,000 are unvested.

(12)
Shares include 481 shares held under Hawk's 401(k) plan and 1,000 restricted shares for which the recipient has the right to vote but of which 800 are unvested.

(13)
Shares include 4,233 shares held under Hawk's 401(k) plan, 100 shares held by CIBAR partnership, of which Mr. Bronstrup is a partner, and 300 restricted shares for which the recipient has the right to vote but of which 240 are unvested.

(14)
Includes (1) 7,800 restricted shares for which the recipients have the right to vote but of which 6,240 are unvested, and (2) 60,000 shares held by the Friction Products Co. Pension Plan of which Messrs. Weinberg, Harbert and Krantz are trustees and Mr. Gilbride is the plan administrator.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of Hawk Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Hawk Common Stock. Our officers, directors and greater than 10% stockholders are required by the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on review of copies of reports furnished to us or written representations that no reports were required, we believe that all Section 16(a) filing requirements were met in 2009.

Equity Compensation Plan Information

        The following table summarizes information, as of December 31, 2009, relating to equity compensation plans of Hawk pursuant to which grants of options, restricted stock, deferred compensation units or other rights to acquire shares of Hawk Common Stock of Hawk may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	729,179	$8.72	509,483
Equity compensation plans not approved by security holders	—	—	—
Total	729,179	$8.72	509,483

Stockholders' Agreement

        Mr. Weinberg, Mr. Harbert and Mr. Krantz are parties to a stockholders' voting agreement that provides to the extent any of them is the legal or beneficial owner of any of our voting stock, including any shares of Hawk Common Stock or Series D preferred stock, they will vote those shares:

  •
  in favor of electing Mr. Weinberg, Mr. Harbert and Mr. Krantz (provided each desires to serve) or their respective designees to our board of directors,

  •
  in favor of electing such other directors to the board of directors as a majority of Mr. Weinberg, Mr. Harbert and Mr. Krantz or their respective designees direct, and

  •
  with respect to matters submitted to a vote of our stockholders, as a majority of Mr. Weinberg, Mr. Harbert and Mr. Krantz or their respective designees direct.

        The Series D preferred stock is entitled to vote as a separate class on fundamental corporate transactions, including on any proposal submitted to our stockholders for approval that would (1) amend, alter or repeal any of the provisions of our certificate of incorporation so as to adversely affect any right, preference, privilege or voting power of the Series D preferred stock including any proposal to change the method of electing the members of our board of directors, (2) provide for our consolidation or merger with one or more other corporations or entities or the sale, lease, exchange, transfer or other disposition of all or substantially all of our assets, or (3) create or authorize, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series D preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any security convertible into or evidencing the right to purchase any such shares.

        If any of Mr. Weinberg, Mr. Harbert and Mr. Krantz or their respective affiliates sells more than 50% of the Hawk Common Stock beneficially owned by such individual on May 12, 1998, the obligation of the other parties to continue to vote their shares of Hawk Common Stock and Series D preferred stock for the selling stockholder or his designee as a director will terminate. The agreement will terminate upon the first to occur of the mutual written agreement of the parties to terminate the agreement or the death of the last to die of Mr. Weinberg, Mr. Harbert or Mr. Krantz or their respective designees; provided that the provisions described in first two bullet points above will terminate sooner in the event that none of Mr. Weinberg, Mr. Harbert and Mr. Krantz (or any of their respective designees) remains on the board of directors.

Tender and Voting Agreements

        Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Carlisle entering into the Merger Agreement, Mr. Weinberg, Mr. Harbert and Mr. Krantz each entered into a Tender and Voting Agreement with Carlisle and the Purchaser (the "Tender Agreements"). Pursuant to the Tender Agreements, each of Mr. Weinberg, Mr. Harbert and Mr. Krantz has agreed, among other things, (1) to tender all of his shares of Hawk Common Stock in the Offer, (2) in the event a vote of Hawk's stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, he will vote all of his shares of Hawk Common Stock (to the extent any such shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith and (3) to consent to the redemption by Hawk of all of his shares of Hawk's Series D preferred stock. The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms. Mr. Weinberg, Mr. Harbert and Mr. Krantz currently own, in the aggregate, approximately 34% of the currently outstanding shares of Hawk Common Stock on a fully-diluted basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Carl J. Harbert, the son of Norman C. Harbert, one of our directors, is employed by one of our subsidiaries as our director of global marketing for such subsidiary. His compensation from Hawk last year totaled $172,751. Carl Harbert does not have an employment agreement with Hawk and is an "employee-at-will." We believe his compensation is comparable to compensation for positions in the industry with similar job responsibilities in companies of similar size.

        Byron S. Krantz, a partner of Kohrman Jackson & Krantz PLL, our legal counsel, is one of our stockholders and directors and is also our secretary. Marc C. Krantz, a son of Byron Krantz and the managing partner of Kohrman Jackson & Krantz, is our assistant secretary and a stockholder. We paid legal fees to Kohrman Jackson & Krantz in 2009 of $1,415,292 for services in connection with a variety of legal matters.

        We believe that the terms of the transactions and the agreements described above are on terms at least as favorable as those which we could have obtained from unrelated parties.

Related Person Transaction Policy

        We have a written related person transaction policy contained in the charter of our audit committee that requires that any on-going and future transactions with our directors or officers will be:

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  on terms at least as favorable as those that we would be able to obtain from unrelated parties,

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  for bona fide business purposes, and

  •
  reviewed and approved by the audit committee of our board of directors.

        The audit committee will also discuss with management the business rationale for the related person transactions and whether appropriate disclosures have been made by the company.

Annex II

October 14, 2010

Special Committee of the Board of Directors
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, OH 44114
Attn: Paul Bishop, Chairman of the Special Committee

Members of the Special Committee of the Board of Directors:

        We understand that Hawk Corporation, a Delaware corporation (the "Company"), is considering a transaction (the "Transaction") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Carlisle Companies Incorporated (the "Parent") and HC Corporation, a Delaware corporation and wholly-owned subsidiary of Parent recently formed for the purpose of consummating the Transaction ("Merger Sub"). We further understand that in connection with the Transaction, Merger Sub intends to make an offer to purchase all of the Company's outstanding Class A common stock, $.01 par value ("Shares") for cash consideration of $50.00 per share (the "Consideration").

        You have asked our opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by the holders of the Shares other than Shares owned by the Company, executive officers and directors of the Company or Shares as to which dissenters' rights will be perfected at the close of the Transaction (as so limited, the "Public Shareholders").

        In arriving at our opinion we have (i) relied upon certain due diligence performed by us; (ii) reviewed and analyzed, among other things, a draft of the Merger Agreement and other transaction documents referred to therein; (iii) held discussions with certain senior officers, directors, and other representatives of the Company concerning the business, operations, and prospects of the Company; (iv) examined certain business and financial information relating to the Company which was provided by Company management, including the Company's historical and projected earnings, capitalization, and financial condition; (v) analyzed certain financial, stock market, and other publicly available information relating to the business of other companies with operations that are generally comparable to the Company; (vi) considered, to the extent publicly available, the financial terms of certain other mergers and acquisitions which were generally comparable to the Transaction; and (vii) conducted such other analyses and examinations as we deemed necessary or appropriate to arrive at our opinion.

        In rendering our opinion, with your consent we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information used by us, including information publicly available, or furnished to or otherwise discussed with us by the Company, its representatives and its advisors. With respect to financial forecasts and other information provided to or otherwise discussed with us by the Company, its representatives and its advisors, we have assumed, upon advice of the Company, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of the Company and that the Company will perform substantially in accordance with such forecasts. We have not made nor been provided with an independent evaluation

Two International Place  24th Floor  Boston, Massachusetts 02110  Phone: (617) 482-7501  (617) 482-7503
www.harriswilliams.com  Member FINRA/SIPC

Richmond  San Francisco  Boston  Philadelphia  Minneapolis

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or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made a comprehensive physical inspection of the properties or assets of Company. We were not requested to address, and our opinion does not address, the Company's underlying business decision to pursue the Transaction. For purposes of our opinion, we have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies or alternative prospective purchasers and their potential proposals that might exist for the Company. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be paid to the Company's officers, directors and employees in connection with the Transaction relative to the Consideration to be paid to the Public Shareholders. Our opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to us or as are existing and can be evaluated by us as of the date hereof. We have further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver.

        We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services that is contingent upon the consummation of the Transaction. We have been paid a separate fee for this opinion that is not contingent upon consummation of the Transaction. Additionally, the Company has agreed to indemnify us for certain liabilities and reimburse us for any out-of-pocket expenses associated with analyzing the Transaction and rendering our opinion, subject to certain limitations.

        This opinion letter has been approved for issuance by our fairness opinion committee. Our opinion is intended and provided solely for the use of the Special Committee of the Board of Directors of the Company in its evaluation of the Transaction and for no other purpose. Our opinion is not intended to be and does not constitute a recommendation to the Special Committee of the Board of Directors of the Company or any shareholder of the Company as to how to vote with respect to the Transaction. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to us be made, in whole or in part, without our prior written consent.

        Based upon and subject to the foregoing and based upon such other matters as we consider relevant, our experience as investment bankers, and our work as described above, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the Public Shareholders is fair, from a financial point of view, to the Public Shareholders.

Sincerely,

Harris Williams LLC d/b/a

Harris Williams & Co.

By:	/s/ H. HITER HARRIS H. Hiter Harris, Managing Director

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Annex III

Delaware General Corporation Law

§ 262.    Appraisal Rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

    c.
    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

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  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the

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fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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